   As filed with the Securities and Exchange Commission on February 16, 2000
                                                      Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ----------------
                      METAWAVE COMMUNICATIONS CORPORATION
             (Exact name of Registrant as specified in its charter)

                                ----------------

            Delaware                           3663                          91-1673152
 (State or Other Jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
 Incorporation or Organization)     Classification Code Number)        Identification Number)

                             10735 Willows Road NE
                               Redmond, WA 98052
                                 (425) 702-5600
    (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

                                ----------------
                              ROBERT H. HUNSBERGER
                     President and Chief Executive Officer
                             10735 Willows Road NE
                               Redmond, WA 98052
                                 (425) 702-5600
 (Name, address including zip code and telephone number including area code, of agent for service)

                                   Copies to:

               WILLIAM W. ERICSON                             PATRICK J. SCHULTHEIS
               JOHN W. ROBERTSON                                  ROBERT G. DAY
               KIRK D. SCHUMACHER                                ALLISON L. BERRY
               Venture Law Group                         Wilson Sonsini Goodrich & Rosati
           A Professional Corporation                        Professional Corporation
              4750 Carillon Point                               650 Page Mill Road
            Kirkland, WA 98033-7355                          Palo Alto, CA 94304-1050
                 (425) 739-8700                                   (650) 493-9300

                                ----------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                                ----------------
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ----------------
                        CALCULATION OF REGISTRATION FEE

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 Title Of Each Class Of Securities   Proposed Maximum Aggregate    Amount Of
          To Be Registered               Offering Price(1)      Registration Fee
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 Common Stock, par value $0.001...          $86,250,000             $22,770
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(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                               FEBRUARY 16, 2000

PROSPECTUS

                                        Shares

                                [METAWAVE LOGO]

                                  Common Stock

                                  -----------

     This is Metawave Communications Corporation's initial public offering. Metawave is selling all of the shares.

     We expect the public offering price to be between $    and $    per share.
Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the Nasdaq National Market under the symbol "MTWV."

     Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 6 of this prospectus.

                                  -----------

                                                          Per Share Total
                                                          --------- -----
     Public offering price...............................    $       $
     Underwriting discount...............................    $       $
     Proceeds, before expenses, to Metawave..............    $       $

     The underwriters may also purchase up to an additional       shares at the
public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about       , 2000.

                                  -----------

Merrill Lynch & Co.
             Salomon Smith Barney
                                                      U.S. Bancorp Piper Jaffray

                                 ------------

                  The date of this prospectus is      , 2000.

Stylized Metawave logo.
Text on top: Metawave provides spectrum management solutions that increase the capacity and improve the performance of wireless networks.

Line art depictions of SpotLight 2000 CDMA system and Spotlight GSM system

Bullet points stating between depictions of systems:

* Add-on capacity enhancement to CDMA and GSM base stations
* Increases efficiency of CDMA or GSM network infrastructure
* Maintains or improves call quality

Graphic of radio frequency spectrum

Stylized Metawave Logo
Spectrum Management Solutions for Wireless Communications

Left page
Graphic of radio frequency spectrum
Artwork depicting the evolution of wireless technology from analog to CDMA to spectrum management and graphical depiction of a smart antenna system

Right page
Map of the world depicting the CDMA, GSM and analog wireless standards in various regions of the world titled "Global Market Opportunity"

Language -- Our current product offerings are for CDMA, GSM and analog networks.
Graphical depiction of people speaking on wireless phones.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  18
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Consolidated Financial Data.....................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  27
Management...............................................................  40
Certain Relationships and Related Party Transactions.....................  50
Principal Stockholders...................................................  52
Description of Securities................................................  54
Shares Eligible for Future Sale..........................................  57
Underwriting.............................................................  59
Legal Matters............................................................  62
Experts..................................................................  62
Where You Can Find Additional Information................................  62
Index to Financial Statements............................................ F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   The summary highlights selected information contained elsewhere in the prospectus. You should read the entire prospectus, including "Risk Factors" and the financial data and related notes before making an investment decision.

                      Metawave Communications Corporation

   We are a leading provider of smart antenna systems. Our SpotLight systems provide a solution for wireless network operators facing capacity constraints within their networks. We believe that wireless operators can increase overall network capacity, improve or maintain network quality, reduce network operating costs and better manage network infrastructure by implementing our SpotLight systems. As the demand for wireless services continues to grow, we will develop systems based on our proprietary technologies that address the associated network capacity problems faced by wireless network operators.

   The recent increase in demand for wireless services has been driven by an increased number of subscribers, lower prices and expanded availability of existing services. In addition to these factors, the emergence of new data and Internet-oriented wireless services is expected to contribute to the continued increase in subscriber usage. For example, wireless subscriber usage in the United States is expected to grow at a compound annual growth rate of 20.9% through 2003, according to The Strategis Group.

   This rapid growth in demand for wireless services and wireless usage has strained the capacity of wireless networks given the fixed amount of radio frequency spectrum allocated to wireless network operators. To address the challenge of increasing capacity while maintaining signal quality, wireless network operators generally have built additional cell sites or deployed more efficient digital technologies. However, the high costs and technical difficulties associated with building new cell sites, as well as the inherent capacity limitations of digital technologies, have created the need for a cost-effective solution to manage available spectrum.

   We have developed cost-effective smart antenna systems for expanding network capacity while improving or maintaining overall network performance. Our SpotLight systems are designed to be compatible with base station equipment for Code Division Multiple Access, or CDMA, and Global System for Mobile Communications, or GSM, technologies, as well as analog technologies. Our SpotLight systems provide solutions to wireless network operators with the following benefits:

   Cost-Effective Capacity Expansion. Our SpotLight systems enable wireless network operators to increase the capacity of their existing networks and reduce the need to build and maintain costly new cell sites. Our SpotLight systems can be deployed selectively within a network in either a single cell site or multiple cell sites. Based on customer data, current versions of our SpotLight 2000 system improved CDMA capacity in cell sites from 30% to 50%, depending on network configuration. In a recent field trial, our SpotLight GSM system demonstrated that GSM network capacity can be increased by up to 100% without increasing the number of GSM cell sites. By applying our SpotLight solutions in these targeted capacity constrained cell sites, overall network capacity can be correspondingly increased.

   Improved Network Performance. Our SpotLight systems allow wireless network operators to increase capacity while maintaining or improving the level of service and signal quality. Our SpotLight 2000 systems increase CDMA network performance by efficiently distributing existing network resources to better match subscriber usage. Our SpotLight GSM systems are expected to provide wireless network operators with better signal reception and reduced interference thereby improving network performance.

   Compatibility with Standards and Equipment. Our SpotLight systems are currently designed to be compatible with most of the widely deployed wireless standards operating at 800 MHz and 900 MHz and related installed base station equipment thereby preserving wireless network operators' existing investment in equipment and technology. Our SpotLight 2000 systems are compatible with Motorola, Inc., Lucent Technologies and Nortel Networks Corporation 800 MHz CDMA base stations, which we believe represent substantially all of the 800 MHz CDMA base stations deployed in North America. We believe our SpotLight GSM system is also compatible with most 900 MHz GSM base stations deployed worldwide.

   Our objective is to be the leading global provider of smart antenna systems to the wireless communications market. To accomplish this objective we intend to:

  . Continue to focus on delivering solutions that address the capacity constraints of wireless network operators;

  . Expand our presence and penetration of our current CDMA customers by leveraging the performance and service of our existing system deployments;

  . Target additional large multi-system 800 MHz CDMA and 900 MHz GSM wireless network operators around the world that serve substantial concentrations of customers and have the greatest market share in their respective markets; and

  . Use our technology leadership and intellectual property to develop and provide new capacity solutions to the existing and emerging wireless communications markets, including Personal Communications System, or PCS, operating at 1800 MHz and 1900 MHz.

   As of December 31, 1999, we had sold 121 SpotLight systems worldwide to customers including AirTouch Communications Inc., ALLTEL Communications Inc., Bell Atlantic Mobile, GTE Wireless Inc., Grupo IUSACELL S.A.de C.V. of Mexico, Southwestco Wireless Inc. and Telefonica Servicios Moviles S.A.C. of Peru. Over the last two years we have sold our SpotLight 2000 system to the four largest 800 MHz CDMA wireless network operators in North America, as measured by subscriber market share.

   Our principal executive offices are located at 10735 Willows Road NE, Redmond, Washington 98052, and our telephone number is (425) 702-5600. We were originally incorporated in the state of Washington in January 1995 and reincorporated in the state of Delaware in July 1995. Our Web site is www.metawave.com. The information on this Web site does not constitute part of this prospectus.

   Metawave, SpotLight and the Metawave logo are registered trademarks of Metawave Communications Corporation. This prospectus contains product names, trade names and trademarks of Metawave Communications Corporation and other organizations.

                                ---------------

   Unless otherwise indicated, the information in this prospectus, including the outstanding share information below is based on the number of shares outstanding as of December 31, 1999 and assumes:

  . the conversion of 32,027,203 outstanding shares of preferred stock into an aggregate of 41,959,418 shares of common stock, for further details please see "Capitalization";

  . no exercise of the underwriters' over-allotment option;

  . no exercise of outstanding warrants; and

  . no exercise of outstanding options under our stock option plans.

                                  The Offering

   Common stock offered by Metawave...........            shares
   Shares outstanding after the offering......            shares
   Use of proceeds............................ Working capital and general corporate purposes. See "Use of Proceeds."
   Proposed Nasdaq National Market symbol..... MTWV

                                ---------------

                      Summary Consolidated Financial Data

   The summary consolidated financial data below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Metawave and related notes included elsewhere in this prospectus.

                                                   Year ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
                                                  (in thousands, except per
                                                         share data)
Consolidated Statement of Operations Data:
Revenues........................................  $  1,450  $ 15,991  $ 22,596
Gross profit (loss).............................      (278)   (2,037)      360
Total operating expenses........................    22,228    35,728    39,153
Loss from operations............................   (22,506)  (37,765)  (38,793)
Other income (expense), net.....................       402    (6,563)   (3,174)
                                                  --------  --------  --------
Net loss........................................  $(22,104) $(44,328) $(41,967)
                                                  ========  ========  ========
Basic and diluted net loss per share............  $  (8.11) $ (14.59) $ (12.52)
Shares used in computation of basic and diluted
 net loss per share.............................     2,724     3,039     3,352
Pro forma basic and diluted net loss per share..                      $  (1.25)
Shares used in computation of pro forma net
 loss per share.................................                        33,562

   The "pro forma" column below gives effect to the conversion of all outstanding shares of preferred stock upon completion of this offering.

   The "pro forma as adjusted" column below gives effect to the sale of the shares of common stock in this offering at an assumed initial public offering
price of $       per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Please see "Use of Proceeds" and "Capitalization."

                                                    December 31, 1999
                                             ---------------------------------
                                                                    Pro Forma
                                              Actual    Pro Forma  As Adjusted
                                             ---------  ---------  -----------
                                                     (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents................... $  20,165  $ 20,165    $  88,915
Working capital.............................    22,860    22,860       91,610
Total assets................................    40,946    40,946      109,696
Long-term obligations, net of current
 portion....................................     2,503     2,503        2,503
Convertible and redeemable preferred stock
 and warrants...............................   144,102        --           --
Common stock and warrants...................     2,810   146,912      215,662
Accumulated deficit.........................  (120,194) (120,194)    (126,444)
Stockholders' equity (deficit)..............  (117,853)   26,249       94,999

                                  RISK FACTORS

   You should carefully consider carefully the risks described below, as well as other information contained in this prospectus, before making a decision to buy our common stock.

We have a limited operating history which makes it difficult for you to evaluate our business and your investment.

   We were incorporated in 1995 and were in the development stage until late 1997, when we commenced shipment for commercial sale of our first SpotLight smart antenna system. We therefore have a limited operating history upon which an investor may evaluate our operations and future prospects. The revenue and profit potential of our business is unproven and our limited operating history makes our future operating results difficult to predict. Because our smart antenna systems were introduced relatively recently, we are unable to predict with any degree of certainty whether our smart antenna systems will achieve widespread market acceptance. In view of our limited operating history, an investment in our common stock must be considered in light of the risks and uncertainties that may be encountered by early stage companies, particularly those in rapidly developing markets, such as the wireless communications equipment market. In addition, period-to-period comparisons of operating results may not be meaningful and operating results from prior periods may not be indicative of future performance.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our stock may decline.

   We have never achieved profitability and as of December 31, 1999, we had an accumulated net deficit of approximately $120.2 million. We intend to continue to make significant investments in our operations, particularly to support product development, to increase manufacturing capacity and to market new smart antenna systems. Accordingly, we expect to continue to generate substantial losses in 2000 and beyond, even if revenues increase. To achieve profitability, we must, among other things:

  . successfully scale our current operations;

  . introduce new smart antenna systems;

  . implement and execute our business and marketing strategies;

  . develop and enhance our brand;

  . adapt to changes in the marketplace;

  . respond to competitive developments in the wireless communications industry; and

  . continue to attract, integrate, retain and motivate qualified personnel.

We might not be successful in achieving any or all of these objectives. Failure to achieve any or all of these objectives could materially and adversely affect our business, operating results and financial position. There can be no assurance that we will ever achieve profitability or significant revenues on a quarterly or an annual basis. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our quarterly and annual financial results are subject to significant fluctuations which may make it difficult to forecast our future performance and could cause our stock price to decline.

   Our operating results have fluctuated significantly in the past, and we expect that they will continue to fluctuate significantly in the future. We base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, any delay in generating or recognizing revenues could cause our operating results to fall below the expectations of securities analysts and investors, which would likely cause our share price to decline. Factors that may cause our quarterly results to fluctuate include:

  . gain or loss by us of significant customers;

  . our ability to increase sales to our existing customers;

  . delays in customer orders;

  . delays in installing our smart antenna systems;

  . our ability to reduce manufacturing costs;

  . our ability to introduce new smart antenna systems;

  . market acceptance of any new smart antenna systems;

  . introduction and enhancement of competitive or substitute products by our competitors;

  . limitations in our manufacturing capacity; and

  . delays or changes in regulatory environments.

We depend on a limited number of wireless network operators for substantially all of our revenues, so the loss of a customer or a delay in an order from a customer could harm our business.

   We derive our revenues from sales of our SpotLight 2000 system to a limited number of wireless network operators. Due to the highly concentrated nature of the wireless industry and industry consolidation, we believe that the number of potential customers for future systems will be limited. Five customers have accounted for substantially all of our system sales to date. The U.S. wireless operations of three of our customers--AirTouch, Bell Atlantic and GTE--are expected to be consolidated into one entity in 2000. On July 28, 1998, Bell Atlantic and GTE announced a merger and on September 21, 1999, Bell Atlantic and Vodaphone AirTouch plc, the parent company of AirTouch announced an agreement to merge their U.S. wireless operations. Bell Atlantic owns 47.2% of IUSACELL and Southwestco is a subsidiary of Bell Atlantic. Failure by us to capture a significant percentage of the wireless network operators as customers could materially and adversely affect our business and operating results. Moreover, due to this customer concentration, the loss, or reduced demand from, any customer could negatively affect our operating results and cause our stock price to decline.

Our contracts with new customers are subject to satisfying performance criteria which may result in a longer sales cycle and a delay in revenue recognition causing the timing of purchases and our operating results of operations to be difficult to predict.

   We believe that the purchase of our SpotLight systems is typically a strategic decision that requires approval at senior levels of customers' organizations, significant technical evaluation and a substantial commitment of customers' personnel, financial and other resources. Our contracts with new customers typically contain conditional acceptance provisions for the initial system sales and we delay recognition of revenue until all conditions are satisfied, which causes our sales cycle to last up to 18 months and to vary substantially from customer to customer. This variability makes predicting our revenues difficult. Typically, performance of our systems must be accepted in an initial cell site or cluster of cell sites in a field trial prior to completing any additional sales to a particular wireless network operator. This makes the sales process associated with the purchase of our systems complex, lengthy and subject to a number of significant risks. We may incur substantial expenses and expend significant management and personnel resources in the process of a field trial. If we do not satisfy conditions in these contracts or if satisfaction of these conditions were delayed for any reason, revenues in any particular period could fall significantly below our expectations. In addition, if we fail to satisfy the performance criteria established by wireless network operators, our reputation may be damaged and our ability to generate new customers may be significantly impaired.

   In addition, given the regional divisions of many wireless network operators, an order from one region does not result in subsequent orders from other regions of the same wireless network operator without substantial efforts by us. We need to procure orders from the various regional divisions of a wireless network operator. Entering into a corporate-wide purchase agreement with a wireless network operator, therefore, does not mean that additional sales to the wireless network operator's various divisions will be made.

Any delay in customer acceptance or shipment could adversely affect our operating results.

   Delays in shipment or customer acceptance of our antenna systems can happen for a variety of reasons, including:

  . an unanticipated shipment rescheduling;

  . cancellation or deferral by a customer;

  . competitive or economic factors;

  . unexpected manufacturing, installation or other difficulties;

  . unavailability or delays in deliveries of components, subassemblies or services by suppliers; or

  . the failure to receive an anticipated order.

Our customers are typically large organizations and make equipment purchases on their own schedules. We have no influence on their internal budgetary decisions. Any delay in system shipment could cause revenues and operating results in a particular period to fall below our expectations as well as below the expectations of public market analysts or investors. If this occurs, the trading price of our common stock would likely decline.

Our success depends on widespread acceptance of our SpotLight systems.

   Our future success depends upon the degree to which our smart antenna systems are accepted. We believe that substantially all of our revenues in the foreseeable future will be derived from sales of our SpotLight systems. If our SpotLight systems fail to achieve broad market acceptance among our customers and potential customers, our business would be significantly harmed. In light of the relatively recent introduction of our SpotLight systems, in particular our SpotLight GSM system which recently completed its first field trial, and the rapidly evolving nature of the wireless communications industry, we cannot predict with any degree of assurance whether our current or future smart antenna systems will achieve broad market acceptance. We have not yet completed any commercial sales of our SpotLight GSM system. We must demonstrate that our systems provide a cost-effective spectrum management solution that expands wireless network operators' capacity within each operator's unique network configuration and specifications. If our smart antenna systems do not achieve widespread acceptance with wireless network operators, our business would be harmed.

We depend on the capital spending patterns of wireless network operators, and if capital spending is decreased or delayed our business and operating results would be harmed.

   Since we rely on wireless network operators to purchase our smart antenna systems, any substantial decrease or delay in capital spending patterns in the industry would materially and adversely affect our business and operating results. The demand for our smart antenna systems depends to a significant degree upon the magnitude and timing of capital spending by these operators for constructing, rebuilding or upgrading their systems. The capital spending patterns of wireless network operators depend on a variety of factors, including access to financing, the status of federal, local and foreign government regulation and deregulation, changing standards for wireless technology, overall demand for analog and digital wireless services, competitive pressures and general economic conditions. In addition, capital spending patterns in the wireless industry can be subject to some degree of seasonality, with lower levels of spending in the first calendar quarter, based on annual budget cycles.

In order to compete with alternative products, we expect that the average selling prices of our smart antenna systems must decrease. As a result, we must reduce our costs and introduce new systems in order to achieve and maintain profitability.

   We anticipate that average selling prices for our smart antenna systems will need to decrease in the future in response to competitive pricing pressures and new product introductions by competitors. To achieve profitability we will need to reduce our manufacturing costs. If the price of base station equipment continues to decrease, the addition of new cell sites may be viewed as a more cost-effective alternative for wireless network operators seeking increased capacity. In order to compete, we must lower average selling prices. To lower average selling prices without adversely affecting gross profits, we will have to reduce the manufacturing costs of our smart antenna systems through engineering improvements and economies of scale in production and purchasing. We may not be able to achieve cost savings at a rate needed to keep pace with competitive pricing pressures. If we are unable to reduce costs sufficiently to offset the expected declining average selling prices, we may not achieve profitability. Further, if we cannot provide our distribution partners with sufficient financial incentive to distribute our systems without adversely affecting our profitability, our distribution strategy and our business and operating results would be harmed.

If we do not succeed in developing new smart antenna systems and system enhancements in response to changing technology and standards, customers would not purchase our systems and our business would suffer.

   The market for our current smart antenna systems and planned future systems is subject to rapid technological change, frequent new system introductions and enhancements, product obsolescence, changes in customer requirements and evolving industry standards. To be competitive, we must successfully develop, introduce and sell new smart antenna systems or system enhancements that respond to changing customer requirements on a timely and cost-effective basis.

   Our future success will depend on our ability to develop new smart antenna systems and system enhancements designed to operate with different digital technologies and in some cases across other principal manufacturers' base stations. Our success in developing, introducing and selling new and enhanced systems will depend on a variety of factors, some of which are beyond our control. These factors include:

  .  the timely and efficient completion of system design;

  . the timely and efficient implementation of assembly, calibration and test processes;

  .  the availability of limited source components;

  .  the development and completion of related software;

  .  delays in obtaining regulatory approvals;

  .  market acceptance of our smart antenna systems; and

  .  the development and introduction of competitive products by competitors.

   There can be no assurance that we will successfully develop and introduce new smart antenna systems and system enhancements in a timely manner. We have in the past experienced and may in the future experience delays in development and introduction of smart antenna systems and system enhancements. We may be required to obtain licenses to intellectual property rights held by third parties to develop new smart antenna systems or system enhancements and there can be no assurance that such licenses will be available on acceptable terms, if at all. Our inability to introduce new smart antenna systems or system enhancements that contribute to sales would adversely affect our business and operating results.

Our smart antenna systems must be compatible with current and future base station equipment in order to be sold.

   Our product strategy relies on ensuring the compatibility of our systems with base stations sold by wireless equipment manufacturers. If base station manufacturers change or modify their equipment so that our smart antenna systems are no longer compatible, we would need to redesign our systems to meet any changed technology or modified equipment. This may involve substantial costs and potentially a prolonged development stage for new systems, either of which could adversely affect our business and operating results. Further, we may need to rely on the cooperation of customers or base station manufacturers to ensure that our smart antenna systems remain compatible if base station equipment is modified. As our systems are designed to reduce the need to purchase incremental base stations for capacity expansion of wireless networks, obtaining cooperation from base station manufacturers may prove difficult. If we are unable to obtain this cooperation and as a result cannot make our systems compatible with base station equipment, our business and operating results would be harmed.

Competition in our markets may lead to reduced prices, revenues and market share.

   The market for spectrum management solutions is relatively new but we expect it to become increasingly competitive. This market is part of the broader market for wireless infrastructure equipment which is dominated by a number of large companies including Lucent, Motorola, Ericsson, Nortel, Nokia, Siemens, Alcatel and others. Our smart antenna systems compete with other solutions to expand network capacity. These alternative solutions include other smart antenna systems, additional base stations for capacity, deploying efficient digital technologies and various enhancements to digital technologies. We believe that the principal competitive factor is the cost-effective delivery of increased capacity to wireless network operators. If our systems are not the most cost-effective solution, our ability to attract and retain customers would be harmed.

   We believe that base station manufacturers, which provide wireless network capacity through sales of additional base stations or the development of competitive technologies, represent the most significant competitive threat to us. Our ability to compete in the future will depend in part on a number of competitive factors outside our control, including the development by others of products that are competitive with our systems and the price at which others offer comparable products. To be competitive, we will need to continue to invest substantial resources in engineering, research and development and sales and marketing. We may not have sufficient resources to make these investments and we may not be able to make the technological advances necessary to remain competitive. Accordingly, there can be no assurance that we will be able to compete successfully in the future. For more information on the competitive risks facing us, please see "Business--Competition."

Our smart antenna systems are complex and may have errors or defects that are detected only after deployments in complex networks, which may harm our business.

   Our smart antenna systems are highly complex and are designed to be deployed in complex networks. Although our systems are tested during manufacturing and prior to deployment, they can only be fully tested when deployed in networks. Consequently, our customers may discover errors after the systems have been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, we could experience:

  . costs associated with the remediation of any problems;

  . loss of or delay in revenues;

  . loss of customers;

  . failure to achieve market acceptance and loss of market share;

  . diversion of deployment resources;

  . increased service and warranty costs;

  . legal actions by our customers; and

  . increased insurance costs.

We have limited experience and expertise in installing, integrating and optimizing our SpotLight systems, and any problems associated with installing, integrating and optimizing the SpotLight systems may harm our business.

   Our SpotLight systems must be installed, integrated and optimized by trained field personnel. To date we have performed this service for our customers and plan to do so in the future. Our smart antenna systems are complex and installation errors may occur which affect the performance of our systems and could adversely affect our customers and their business. The integration and optimization of our systems is complex and difficult. Errors may occur in the integration or optimization process, which could adversely affect the performance of our smart antenna systems and could adversely affect our customers' wireless networks and their business.

   Because we are one of the first companies to sell and deploy smart antenna systems, there is little, if any, established field service expertise for the installation and optimization of smart antenna systems in general or for the SpotLight systems in particular. It is difficult to attract and maintain qualified field service personnel and to train them to install and optimize our SpotLight systems. Failure to have adequate numbers of trained field service personnel would adversely affect our business as we would not be able to timely install and optimize our systems. In addition to our own personnel, we have used and will continue to use subcontractors for some installation and field service tasks. We may not be able to find sufficient subcontractors with adequate experience and expertise and we may not be able to retain their services on acceptable terms, if at all.

   We charge a fixed fee to install and optimize our SpotLight systems. To date, our costs to install and optimize our systems have significantly exceeded the revenues associated with this work. There is no assurance that we will be able to perform these field service tasks at a profit. Failure to do so would adversely affect our overall profitability.

   Our smart antenna systems must be installed, integrated and optimized with existing equipment installed in our customers' cell sites. This process can be lengthy causing delays in a customer's commercial deployment of our systems. These delays may be the result of factors outside of our control, including:

  . zoning restrictions on installing additional equipment in a cell site;

  . difficulties associated with the topography of the intended coverage area of a cell site, such as the presence of water and hillsides;

  . inability to easily access cell sites; and

  . lack of experienced field service crews, particularly for international deployments.

Field service problems, whether associated with our errors or with factors beyond our control, could also harm our reputation and competitive position in the industry.

If we fail to improve our operational systems and controls to manage anticipated future growth, our business could be seriously harmed.

   The growth of our operations has placed, and is expected to continue to place, a significant strain on our financial and management resources as well as our system design, manufacturing, sales and customer support capabilities. We have sales offices in Redmond, Washington and Allen, Texas, and overseas locations, including Taipei, Taiwan, Shanghai, China and Sao Paulo, Brazil. As we expand our operations to multiple domestic and international locations, management of our operations has become and will continue to become increasingly complex. In order to manage growth effectively, we must implement and improve our operational, financial and management information systems, procedures and controls on a timely basis.

   From January 1, 1997 to December 31, 1999, we expanded from 107 to 248 employees. Most of our executive officers have no prior experience as executive officers of publicly traded companies. Our new employees include a number of key managerial, technical and operations personnel who have not yet been fully integrated into our operations, and we expect to add additional key personnel in the near future, including a Chief Financial Officer. If we are unable to manage growth effectively, our business will be harmed.

We have limited manufacturing experience and facilities, and the inability to subcontract our manufacturing needs, assemble orders in our manufacturing facilities or adequately expand our capabilities would hurt our business and operations.

   Our manufacturing operations consist primarily of supplier and commodity management and assembling finished goods from components and subassemblies purchased from outside suppliers. We configure each SpotLight system to be compatible with customer equipment, and our ability to achieve manufacturing efficiencies by assembling systems before orders are received, therefore, is limited. We intend to expand our manufacturing capacity and in certain instances, subcontract additional assembly processes. We may not be successful in identifying subcontractors with adequate experience or be able to control the quality of systems by these subcontractors or retain experienced subcontractors on acceptable terms, if at all.

   Due to our limited experience with large scale operations, there can be no assurance that we will be able to develop internally, or contract with third parties for, additional manufacturing capacity on acceptable terms. Our success depends on our ability to significantly increase our production capacity.

   Our arrangements with our customers typically require that orders be shipped within 90 days of the order being placed. There can be no assurance that we will be able to increase our production capacity at an acceptable cost or rapidly enough to fill our orders. The failure to assemble and ship systems on a timely basis could damage relationships with customers and result in cancellation of orders or lost orders, which would materially and adversely affect our business and operating results.

   We currently assemble and test all of our smart antenna systems in a single facility in Redmond, Washington. If our facilities or the facilities of our suppliers were incapable of operating, even temporarily, or were unable to operate at or near full capacity for any extended period, our business could be significantly harmed. In connection with our capacity expansion, we intend to manufacture our SpotLight GSM systems in Taipei, Taiwan and may seek to develop one or more additional manufacturing facilities. The addition of any facility will likely increase the complexity of our operations and the risk of inefficient management of our manufacturing operations. Our manufacturing facilities are vulnerable to damage or interruption from earthquakes and other natural disasters, power loss, sabotage, intentional acts of vandalism and similar events. We do not have a formal disaster recovery plan, and we may not carry sufficient business interruption insurance to compensate us for losses that could occur. The occurrence of any of these events could seriously harm our business.

Our reliance on a limited number of suppliers and the long lead time of components for our smart antenna systems could impair our ability to manufacture and deliver our systems on a timely basis.

   Some parts and components used in our smart antenna systems are presently available only from sole sources including linear power amplifiers supplied by Powerwave Technologies, Inc. and integrated duplexer low-noise amplifiers supplied by Filtronics Comtek, Ltd. Some other parts and components used in our systems are available from a limited number of sources. Our reliance on these sole or limited source suppliers involves certain risks and uncertainties, including the possibility of a shortage or the discontinuation of certain key components. Any reduced availability of these parts or components when required could materially impair our ability to manufacture and deliver our systems on a timely basis and result in the cancellation of orders, which could significantly harm our business and operating results.

   In addition, the purchase of some key components involves long lead times and, in the event of unanticipated increases in demand for our smart antenna systems, we may be unable to obtain such components in sufficient quantities to meet our customers' requirements. We do not have guaranteed supply arrangements with any of these suppliers, do not maintain an extensive inventory of parts or components and customarily purchase sole or limited source parts and components pursuant to purchase orders. Business disruptions, quality issues, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely affect us by increasing product costs, or eliminating or delaying the availability of such parts or components. In such event, our inability to develop alternative sources of supply quickly and on a cost-effective basis could materially impair our ability to manufacture and deliver our systems on a timely basis and could significantly harm our business and operating results.

Our success is dependent on continuing to hire and retain qualified personnel, and if we are not successful in attracting and retaining these personnel, our business may be harmed.

   The success of our business depends upon the continued contributions of each of our key technical and senior management personnel each of whom would be difficult to replace. We have not entered into employment agreements with any of our employees other than severance arrangements with Robert H. Hunsberger, Richard Henderson, Dr. Douglas O. Reudink, Victor K. Liang and Andrew Merrill. Except for Dr. Reudink, our founder and Chief Technical Officer, we have not entered into any non-competition agreements with any of our employees. We do not maintain key-man life insurance on any of our key technical or senior management personnel. In addition, we anticipate that we will need additional management personnel, in particular the hiring of a Chief Financial Officer, if we are to be successful in increasing production capacity and the scale of our operations as well as operating as a public company. There can be no assurance that we will be able to obtain and retain personnel on acceptable terms.

   To effectively manage our recent growth as well as any future growth, we will need to attract and retain qualified engineering, financial, manufacturing, quality assurance, sales, marketing and customer support personnel. Competition for such personnel, particularly qualified engineers, is intense. We have experienced difficulties in recruiting sufficient numbers of qualified engineers in the past and we expect to continue to experience difficulties in the future. There may be only a limited number of persons with the requisite skills to serve in these positions, particularly in the market where we are located, and it may be increasingly difficult for us to hire such personnel over time. As our product development efforts relate to wireless standards that are widely deployed in foreign countries, such as GSM, we may be required to recruit foreign engineers who have expertise in such standards. Current U.S. immigration laws restrict our ability to hire foreign employees, which could impair our product development efforts. The loss of any key employee, the failure of any key employee to perform in his or her current position, our inability to attract and retain skilled employees as needed or the inability of our officers and key employees to expand, train and manage our employee base could harm our business and operating results.

Our success depends on the continued growth of wireless communications services and any failure of such services to continue to grow at the rates currently anticipated would seriously harm our business, results of operation and financial condition.

   Our future operating results will depend upon the continued growth and increased availability and acceptance of wireless communications services. There can be no assurance that the volume and variety of wireless services or the markets for and acceptance of such services will grow, or that such growth will create a demand for our systems. If the wireless communications market fails to grow, or grows more slowly than anticipated, our business and operating results may be harmed.

   The wireless communications industry has developed different technologies and standards based on the type of service provided and geographical region. There is uncertainty as to whether all existing wireless technologies will continue to achieve market acceptance in the future. If a digital technology for which we develop a smart antenna system is not widely adopted, the potential size of the market for this system would be limited, and we may not recover the cost of development. Further, we may not be able to redirect our development efforts toward those digital wireless technologies that do sustain market acceptance in a timely manner, which would harm our business and operating results.

We may be unable to meet our future capital requirements which would limit our ability to grow and compete effectively, resulting in substantial harm to our business and results of operations.

   We require substantial working capital to fund our business. Our future capital requirements will depend upon many factors, including the success or failure of our efforts to expand our production, sales and marketing efforts, the status of competitive products, and the requirements of our efforts to develop new smart antenna systems and system enhancements. We believe that current capital resources, together with the estimated net proceeds from this offering, are adequate to fund our operations for at least 12 months. Thereafter, we may be required to raise additional capital which may not be available to us on acceptable terms, if at all. We maintain a line of credit with Imperial Bank with customary commercial rates and restrictions, which we are currently in the process of renewing and increasing. Any inability to obtain needed financing by us could have a material adverse effect on our business and operating results.

Our multinational operations subject us to various economic, political, regulatory and legal risks.

   Approximately 26.0% of our revenues for the twelve months ended December 31, 1999 was from the sale of our SpotLight systems to customers located outside of the United States. For the quarter ended December 31, 1999, 69.4% of our revenues was related to the sale of our SpotLight 2000 system to a single customer in Mexico.

   We anticipate that international sales will continue to account for a significant portion of our revenues for the foreseeable future. Risks and associated costs inherent in our international business activities include:

  . difficulties obtaining foreign regulatory approval for our smart antenna systems;

  .  unexpected changes in regulatory requirements;

  .  complying with foreign laws and treaties;

  .  legal uncertainties regarding export trade;

  .  inadequate protection of intellectual property in foreign countries;

  .  greater difficulties collecting delinquent or unpaid accounts;

  .  lack of suitable export financing;

  .  potentially adverse tax consequences;

  .  foreign exchange fluctuations if we accept non-U.S. dollar revenues;

  . dependence upon independent sales representatives and other indirect channels of distribution;

  . difficulties and costs associated with staffing and managing international operations;

  .  political and economic instability; and

  . enforceability of contracts with foreign customers and distributors governed by foreign laws.

   We expect to begin to derive revenues from the sale of our SpotLight GSM systems in 2000 in Asia in general and the greater China market in particular. Changes in political or economic conditions in the region could adversely affect our operations, in particular any deterioration of political relations between the United States and the People's Republic of China or the People's Republic of China and Taiwan could negatively affect our business. If economic growth rates decline in Asia in general and the greater China market in particular, expenditures for telecommunications equipment and infrastructure improvements could decrease, which would negatively affect our business and our operating results.

We may engage in future acquisitions that dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

   We may make acquisitions of businesses, products or technologies in the future. Future acquisitions by us could result in potentially dilutive issuances of equity securities, large write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect our operating results or the price of our common stock. Further, acquisitions entail numerous operational risks, including:

  .  difficulties in assimilating operations;

  . potential loss of key employees, technologies, products and the information systems of the acquired companies;

  .  diversion of management's attention from other business concerns; and

  . risks of entering geographic and business markets in which we have no or limited prior experience.

   Since we have not made any material acquisitions in the past, no assurance can be given as to our ability to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and our failure to do so could significantly affect our business and operating results. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow as quickly as possible or obtain access to technology that may be important to the development of our business.

We may be unable to adequately protect our intellectual property and may be subject to claims that we infringe the intellectual property of others, either of which could substantially harm our business.

   We rely on a combination of patent, trade secret, copyright and trademark protection, nondisclosure agreements and other measures to protect our proprietary rights. We also enter into confidentiality or license agreements with our employees, consultants, and corporate partners, and control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property or technology. We cannot assure you that the actions we have taken will adequately protect our intellectual property rights or that others will not assert their intellectual property rights against us.

   We may not be aware of all patents or patent applications that may materially affect our ability to make, use or sell any current or future products. From time to time, third parties have asserted patents, copyrights and other intellectual property rights with regard to technologies that are important to us. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the spectrum management market grows and the functionality of products overlaps. Third parties may assert infringement claims against us in the future, and such assertions could result in costly litigation or require us to obtain a license to intellectual property rights of such parties. There can be no assurance that these licenses would be available on terms acceptable to us, if at all. Any failure to obtain a license from any third party asserting claims in the future or defense of any third party lawsuit could have a material adverse effect on our business and operating results. See "Business--Intellectual Property" for more information regarding risks relating to protecting our intellectual property rights and risks relating to claims of infringement of other intellectual property rights.

Our industry is subject to extensive government regulation that could cause significant delays and expense.

   Many of our smart antenna systems are required to comply with numerous domestic and international government regulations and standards, which vary by market. As standards for products continue to evolve, we will need to modify our systems or develop and support new versions of our systems to meet emerging industry standards, comply with government regulations and satisfy the requirements necessary to obtain approvals. Compliance with government regulations and industry standards can each be a lengthy process, taking from several months to longer than a year. We can offer no assurance that we will be able to obtain additional necessary regulatory approvals or comply with new industry standards in a timely manner, if at all. Our inability to obtain regulatory approval and meet established standards in a timely manner could delay or prevent entrance into or force our departure from markets and which would materially adversely affect our business and results of operations.

   In addition, our customers' operations are subject to extensive government regulations. To the extent that our customers are delayed in deploying their wireless systems as a result of existing or new standards or regulations, we could experience delays in orders. These delays could have a material adverse effect on our business and operating results. See "Business--Government Regulation" for more information regarding the governmental control and approval of our business.

Our stock price may be volatile and you may be unable to sell your shares at or above the offering price.

   There previously has been no public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained after the offering. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

  . changes in financial estimates of our operating results by securities analysts;

  . fluctuations in the valuation of companies perceived by investors to be comparable to us;

  .  performance of similar companies; and

  . share price and volume fluctuations attributable to inconsistent trading volume levels of our shares.

   Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. Market fluctuations as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common shares.

Our existing stockholders have significant control of our management and affairs, which they could exercise against your best interests.

   Following the completion of this offering, our officers and directors, together with entities that may be deemed affiliates of or related to such
persons or entities, will beneficially own approximately    % of our
outstanding common stock. As a result, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of Metawave and might affect the market price of our common stock.

Because our initial public offering price will be substantially higher than the book value per share of our outstanding common stock, new investors will incur
immediate and substantial dilution in the amount of $   per share.

   Immediately after this offering, the initial public offering price will be substantially higher than the book value per share based on the total value of our assets less our total liabilities. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of
approximately $     per share in the price you pay for the common stock as
compared to its book value. Furthermore, investors purchasing common stock in
this offering will own only    % of our shares outstanding even though they
will have contributed    % of the total consideration received by us in
connection with our sales of common stock. To the extent outstanding options to purchase common stock are exercised, there will be further dilution.

Following this offering, a substantial number of our shares of common stock will become available for sale in the public market, which could cause the market price of our stock to decline.

   If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price acceptable to
us. Upon completion of this offering, we will have           outstanding shares
of common stock based upon shares outstanding as of December 31, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 1999. Of these shares, the share sold in this offering will be freely transferable without restriction under the Securities Act, unless held by "affiliates" of Metawave as that term is used in the Securities Act and the Regulations promulgated thereunder. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

                                                                      Number
                     Date of Availability of Sale                   of Shares
                     ----------------------------                   ----------
   Upon the closing of this offering...............................
   91 days after the date of this prospectus.......................
   181 days after the date of this prospectus...................... 42,274,518
   Periodically thereafter upon the expiration of one-year holding periods........................................................

Delaware and Washington law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if the transaction would benefit our stockholders.

   Certain provisions of our certificate of incorporation and bylaws and the provisions of Delaware and Washington law could have the effect of delaying, deferring or preventing an acquisition of Metawave, even if an acquisition would be beneficial to our stockholders. These provisions include:

  .  authorizing the Board of Directors to issue additional preferred stock;

  .  prohibiting cumulative voting in the election of directors;

  .  limiting the persons who may call special meetings of stockholders;

  .  prohibiting stockholder action by written consent;

  . establishing advance notice requirements for nominations for election to the Board of Directors and for proposing matters that can be acted on by stockholders at stockholder meetings.

   Please see "Description of Securities" for a more complete description of these issues.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of the wireless communications industry. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the preceding pages and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate our net proceeds from the sale of       shares of our common
stock offered in this offering to be approximately $68.8 million, or approximately $79.2 million if the underwriters' over-allotment option is exercised in full, based on an assumed initial public offering price of $ per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

   We intend to use the net proceeds for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures. We may, when and if the opportunity arises, use a portion of the proceeds to acquire or invest in complimentary businesses, products or technologies. Pending such uses, we intend to invest such funds in short-term, investment grade, interest-bearing obligations.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock or other securities. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future. The terms of our credit agreement with Imperial Bank restrict our ability to pay dividends and in the future the terms of other credit agreements may impose restrictions or limitations on the payment of dividends.

                                 CAPITALIZATION

   The actual column in the following table sets forth our actual capitalization as of December 31, 1999.

   The pro forma column in the following table gives effect to:

  . The conversion on a one-to-one basis of an aggregate of 8,240,743 outstanding shares of Series A and Series B preferred stock into 8,240,743 shares of common stock upon completion of this offering;

  . The conversion on a 1.30786-to-one basis of an aggregate of 2,491,880 outstanding shares of Series C preferred stock into 3,259,030 shares of common stock upon completion of this offering;

  . The conversion on a 1.44144-to-one basis of an aggregate of 3,018,429 outstanding shares of Series D preferred stock into 4,350,884 shares of common stock upon completion of this offering; and

  . The conversion on a 1.42857-to-one basis of an aggregate of 18,276,151 outstanding shares of Series E preferred stock into 26,108,761 shares of common stock upon completion of this offering;

   The pro forma as adjusted column gives effect to the sale by us of the shares of Common Stock offered hereby at an assumed initial public
offering price of $     per share, and after deducting estimated underwriting
discounts and commissions and estimated offering expenses payable by us, and the change in the authorized number of shares following completion of this offering.

                                                     December 31, 1999
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              ---------  ---------  -----------
                                                      (in thousands)
Long-term obligations........................ $   2,503  $   2,503   $   2,503
Convertible and redeemable preferred stock...   143,945        --          --
Convertible and redeemable preferred stock
 warrants....................................       157        --          --
Stockholders' equity (deficit):
 Preferred stock, actual--37,000,000 shares
  authorized, 32,027,203 shares which have
  been designated as convertible and
  redeemable; pro forma and pro forma as
  adjusted--10,000,000 shares authorized,
  none outstanding...........................       --         --          --
 Common stock, actual--50,000,000 shares
  authorized, 3,617,714 shares issued and
  outstanding; pro forma--50,000,000 shares
  authorized, 45,577,132 shares issued and
  outstanding; pro forma as adjusted--
  150,000,000 shares authorized,       shares
  issued and outstanding.....................     2,810    146,912     221,912
Deferred stock compensation..................      (488)      (488)       (488)
Accumulated other comprehensive income.......        19         19          19
Accumulated deficit..........................  (120,194)  (120,194)   (126,444)
                                              ---------  ---------   ---------
  Total stockholders' equity (deficit).......  (117,853)    26,249      94,999
                                              ---------  ---------   ---------
  Total capitalization....................... $(112,583) $  31,519   $ 100,269
                                              =========  =========   =========

   The information in the table excludes as of December 31, 1999:

  . 4,327,942 shares issuable upon exercise of outstanding options at a weighted average exercise price of $3.50 per share,

  . 136,306 shares of common stock issuable upon exercise of outstanding preferred stock warrants at a weighted average exercise price of $3.55 per share and the conversion to common stock; and

  . 31,250 shares issuable upon exercise of an outstanding common stock warrant at an exercise price of $4.50 per share; and

  . an aggregate of 1,704,348 shares available for future issuance of stock options under our stock plans.

                                    DILUTION

   As of December 31, 1999, we had a pro forma net tangible book value of approximately $26.2 million, or $0.58 per share of common stock. Pro forma net tangible book value represents total tangible assets less total liabilities divided by the pro forma number of shares of common stock outstanding, assuming the conversion of convertible and redeemable preferred stock to common stock and the conversion of preferred stock warrants to common stock warrants. Without taking into account any other changes in the pro forma net tangible book value after December 31, 1999, other than to give effect to the receipt by
us of the net proceeds from the sale of the          shares of common stock
offered hereby at an assumed initial public offering price of $     per share,
and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book
value at December 31, 1999 would have been approximately $     million, or
$     per share. This represents an immediate increase in net tangible book
value of $     per share to existing stockholders and an immediate dilution of
$    per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share....................       $
 Pro forma net tangible book value per share as of December 31,
  1999............................................................. $0.58
 Increase per share attributable to new investors..................
                                                                    -----
Pro forma net tangible book value per share after the offering.....
                                                                          -----
Dilution per share to new investors................................       $
                                                                          =====

   The following table summarizes, on a pro forma basis, as of December 31, 1999, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and new investors (before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us):

                                                            Total
                                      Shares Purchased  Consideration   Average
                                     ------------------ --------------   Price
                                       Number   Percent Amount Percent Per Share
                                     ---------- ------- ------ ------- ---------
Existing stockholders............... 45,577,132
New investors.......................
                                     ----------  -----  -----   -----
    Total...........................             100.0%         100.0%
                                     ==========  =====  =====   =====

   The information presented with respect to existing stockholders excludes as of December 31, 1999:

  . 4,327,942 shares issuable upon exercise of outstanding options at a weighted average exercise price of $3.50 per share;

  . 136,306 shares of common stock issuable upon exercise of outstanding preferred stock warrants at a weighted average exercise price of $3.55 per share; and

  . 31,250 shares issuable upon exercise of an outstanding common stock warrant at an exercise price of $4.50 per share.

  . an aggregate of 1,704,548 shares available for future issuance under our stock plans.

   To the extent that any of the options or warrants are exercised, or additional options are issued and exercised, there will be further dilution to new investors. For additional information about our capitalization and the options and warrants described above, see "Description of Securities" and notes 4 and 5 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   You should read the following selected financial data in conjunction with our consolidated financial statements and notes to our consolidated financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999, are derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the period from inception to December 31, 1995 and for the year ended December 31, 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from audited consolidated financial statements not included in this prospectus. See note 1 and 9 of Notes to Consolidated Financial Statements for an explanation of the number of shares used to compute shares used in calculation of basic and diluted net los per share.

                           Period from
                         January 19, 1995
                          (inception) to        Year ended December 31,
                           December 31,   --------------------------------------
                               1995         1996      1997      1998      1999
                         ---------------- --------  --------  --------  --------
                                (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues................     $    --      $  1,291  $  1,450  $ 15,991  $ 22,596
Cost of revenues........          --         1,097     1,728    18,028    22,236
                             -------      --------  --------  --------  --------
Gross profit (loss).....          --           194      (278)   (2,037)      360
Operating expenses:
 Research and
  development...........         883         7,186    13,083    18,495    22,638
 Sales and marketing....          84         1,704     5,383    11,346    10,973
 General and
  administrative........         168         2,434     3,762     5,887     5,542
                             -------      --------  --------  --------  --------
   Total operating
    expenses............       1,135        11,324    22,228    35,728    39,153
                             -------      --------  --------  --------  --------
Loss from operations....      (1,135)      (11,130)  (22,506)  (37,765)  (38,793)
Other income (expense),
 net....................         135           335       402    (6,563)   (3,174)
                             -------      --------  --------  --------  --------
Net loss................     $(1,000)     $(10,795) $(22,104) $(44,328) $(41,967)
                             =======      ========  ========  ========  ========
Basic and diluted net
 loss per share.........     $ (0.36)     $  (3.97) $  (8.11) $ (14.59) $ (12.52)
                             =======      ========  ========  ========  ========
Shares used in
 computation of basic
 and diluted net loss
 per share..............       2,750         2,720     2,724     3,039     3,352
                             =======      ========  ========  ========  ========
Pro forma basic and
 diluted net loss per
 share..................                                                $  (1.25)
                                                                        ========
Shares used in
 computation of pro
 forma net loss per
 share..................                                                  33,562
                                                                        ========

                                             December 31,
                         -------------------------------------------------------
                               1995         1996      1997      1998      1999
                         ---------------- --------  --------  --------  --------
                                            (in thousands)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............     $ 1,422      $ 19,092  $ 13,334  $ 10,763  $ 20,165
Working capital.........       4,280        17,723    15,577   (17,135)   22,860
Total assets............       6,135        21,747    22,575    32,510    40,946
Long term obligations,
 net of current
 portion................          96         1,758     2,978     4,413     2,503
Convertible and
 redeemable preferred
 stock and warrants.....       5,500        30,100    49,210    61,595   144,102
Common stock and
 warrants...............          10            10     1,968     2,179     2,810
Accumulated deficit.....      (1,000)      (11,795)  (33,899)  (78,227) (120,194)
Stockholders' equity
(deficit)...............        (990)      (11,785)  (33,136)  (76,596) (117,853)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   We provide smart antenna systems that address the capacity constraints faced by wireless network operators. From inception in January 1995 through December 31, 1997, our operating activities related primarily to conducting research and development, building market awareness, recruiting management and technical personnel and building an operating infrastructure. Shipment for commercial sale of our initial SpotLight system began late in the fourth quarter of 1997 and we first recognized revenues for the sale of our SpotLight system in the first quarter of 1998. Since the beginning of 1998, our operating activities have been focused on increasing sales, new product development and expanding manufacturing capacity. Since inception, we have incurred significant losses and as of December 31, 1999, had an accumulated deficit of $120.2 million.

   Our revenues are derived primarily from sales of our SpotLight systems, which includes the sale of hardware and the licensing of software, and from related installation and optimization services. We believe that substantially all of our revenues in the foreseeable future will be derived from sales of our SpotLight systems. Our sales cycles can be lengthy and the related contracts typically include performance specifications and customer acceptance conditions in connection with the sale of each system to a new customer.

   Revenues. We recognize system revenues when title to the system and risk of loss has been transferred to the customer and all customer acceptance conditions, if any, have been satisfied. We recognize service revenues when the services have been performed. Our contract terms including pricing and acceptance criteria, if any, typically vary depending upon the order. Consequently, our revenues may vary from quarter to quarter depending on the length of the sales cycle and the applicable contract terms. To date, our international sales have been denominated in U.S. dollars. However, in the future, a portion of our international sales may be denominated in foreign currencies. Sales to ALLTEL, IUSACELL and Southwestco represent substantially all of our revenues for the year ended December 31, 1999 and we expect a limited number of customers will account for a substantial percentage of revenues for the foreseeable future.

   Cost of Revenues. Our cost of revenues typically consists of material components, system assembly and testing, and overhead expenses. Our gross margins are generally higher for hardware revenues than for service revenues. We anticipate that our overall gross margins will fluctuate from period-to-period as a result of shifts in product mix, the proportion of direct and indirect sales, anticipated decreases in average selling prices and our ability to reduce costs.

   Research and Development. Our research and development expense consists principally of salaries, related personnel expenses, consultant fees and prototype expenses related to the design, development, testing and enhancement of our SpotLight systems. As of December 31, 1999, all of our research and development costs had been expensed as incurred. We believe that continued investment in research and development is critical to achieving our strategic product development and cost reduction objectives and, as a result, expect this expense to continue to increase significantly in absolute dollars in the future.

   Sales and Marketing. Our sales and marketing expense consists of salaries, sales commissions and related expenses for personnel engaged in marketing, sales and field service support for new installations and installed base, as well as promotional expenditures. We believe that these expenses will increase in absolute dollars as the marketing campaigns for our SpotLight 2000 and SpotLight GSM systems expand and we increase our sales personnel.

   General and Administrative. Our general and administrative expense consists primarily of salaries and personnel related expenses, recruiting and relocation expenses, professional and consulting fees, and other general corporate expenses. We expect this expense to increase as we add personnel and incur additional costs related to our operation as a public company.

   Stock compensation expense. We have recorded stock-based compensation expense of $2.3 million related to stock options granted below fair market value for accounting purposes through December 31, 1999. Of this amount, we amortized approximately $1.8 million through that same period. This amount represents the difference between the exercise price of these stock option grants and the deemed fair value of the common stock at the time of grant. The remaining $488,000 will be amortized over the remaining vesting period of the options, generally four years. As a result, the amortization of stock-based compensation will impact our reported results of operations through fiscal 2002. The stock-based compensation expense has been allocated to research and development expense, sales and marketing expense and general and administrative expense, as appropriate.

Results of Operations

Years Ended December 31, 1999 and 1998

   Revenues. Revenues were $22.6 million in 1999 and $16.0 million in 1998, an increase of 41.3%. This increase was primarily due to increased unit sales of our SpotLight systems, increased revenues per unit sold and the introduction of a new version of our SpotLight 2000 CDMA system in July 1999. International sales of our systems accounted for 26.0% of revenues in 1999 and 23.5% in 1998.

   Cost of Revenues. Our cost of revenues was $22.2 million in 1999 and $18.0 million in 1998, an increase of 23.3%. The increase in cost of revenues was primarily the result of increased units sold and change in product mix from analog systems to our SpotLight 2000 CDMA system. Also, in 1999 we began to include in cost of revenues the personnel expenses related to field installation and engineering services. This change was made to properly align direct costs and overhead with revenues.

   Our cost of revenues and gross profit may be affected by the mix of systems sold, the mix of distribution channels used by us, the mix of services provided, and the average order size. We expect to realize higher gross margins on direct channel sales relative to indirect channel sales. If sales through indirect channels increase as a percentage of total revenues our gross margins will likely decrease.

   Research and Development. Research and development expense was $22.6 million in 1999 and $18.5 million in 1998, an increase of 22.4%. The increase was primarily due to increased personnel related to the development and testing of our SpotLight GSM system and our SpotLight 2000 CDMA system.

   Sales and Marketing. Sales and marketing expense was $11.0 million in 1999 and $11.3 million in 1998, a decrease of 3.3%. The decrease was primarily due to including in cost of revenues the personnel of expenses associated with field installation and engineering services.

   General and Administrative. General and administrative expense was $5.5 million in 1999 and $5.9 million in 1998, a decrease of 5.9%. The decrease was primarily due to the reduction of administrative personnel and reductions in outside professional services.

   Other Income (Expense), Net. Our total other income (expense), net amounted to an expense of $3.2 million in 1999 compared to an expense of $6.6 million in 1998. The decreased expense was primarily the result of reduced interest expense as a result of the repayment of our $29.0 million Senior Secured Bridge Notes bearing interest at 13.75% in April 1999. Other income increased by $1.0 million from 1998 to 1999 due to income from short-term investments in 1999 made with the proceeds from the Series E preferred stock financing.

Years Ended December 31, 1998 and 1997

   Revenues. Revenues were $16.0 million in 1998 and $1.5 million in 1997. This increase reflected our first full year of revenues resulting from the commercial deployment of our SpotLight systems. Our revenues for 1997 consisted primarily of services provided by the Network Services division which was discontinued and sold in March 1998.

   Cost of Revenues. Our cost of revenues was $18.0 million in 1998 and $1.7 million in 1997. The increase was primarily related to costs associated with introducing our analog system and the first version of our SpotLight CDMA system.

   Research and Development. Research and development expense was $18.5 in 1998 and $13.1 million in 1997, an increase of 41.4%. The increase was primarily attributable to increased personnel related to the introduction of our analog system, development of the first version of our SpotLight CDMA system, and start up costs related to the development of our GSM system.

   Sales and Marketing. Sales and marketing expense was $11.3 million in 1998 and $5.4 million in 1997, an increase of 110.8%. The increase was primarily attributable to expansion of our direct sales force, marketing and service support staff. Also in 1998, we increased expenses associated with initial field trials, marketing communications, and training and documentation.

   General and Administrative. General and administrative expense was $5.9 million in 1998 and $3.8 million in 1998, an increase of 56.5%. The increase reflected the addition of administrative staff, new facilities in Redmond, Washington and Allen, Texas, increased outside professional services associated with financings and expenses associated with the implementation of our enterprise resource planning system.

   Other Income (Expense), Net. Our total other income (expense), net amounted to an expense of $6.6 million in 1998 compared to income of $402,000 in 1997. The increased interest expense was primarily the result of issuing the $29.0 million Senior Secured Bridge Notes in May 1998, bearing interest at 13.75% per annum.

Selected Quarterly Results of Operations

   The following table sets forth certain unaudited quarterly consolidated statement of operations data for the eight quarters ended December 31, 1999. This unaudited information has been prepared substantially on the same basis as the annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments that we consider necessary to present fairly the financial information for the periods presented. The quarterly data should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                         Quarter ended
                          --------------------------------------------------------------------------------
                          March 31, June 30,  Sept. 30,  Dec. 31,  March 31,  June 30,  Sept. 30, Dec. 31,
                            1998      1998      1998       1998      1999       1999      1999      1999
                          --------- --------  ---------  --------  ---------  --------  --------- --------
                                                        (in thousands)
Consolidated Statement
 of Operations Data:
Revenues................   $ 2,538  $ 3,963   $  6,557   $  2,933  $  6,834   $  1,553   $ 5,725  $ 8,484
Cost of revenues........     2,910    3,486      6,374      5,258     7,059      1,860     5,768    7,549
                           -------  -------   --------   --------  --------   --------   -------  -------
Gross profit............      (372)     477        183     (2,325)     (225)      (307)      (43)     935
Operating expenses:
 Research and
  development...........     3,575    4,450      5,525      4,945     5,392      5,651     5,301    6,294
 Sales and marketing....     1,996    2,091      3,347      3,912     2,694      2,722     2,434    3,123
 General and
  administrative........     1,044    1,385      1,177      2,281     1,280      1,654     1,360    1,248
                           -------  -------   --------   --------  --------   --------   -------  -------
 Total operating
  expenses..............     6,615    7,926     10,049     11,138     9,366     10,027     9,095   10,665
                           -------  -------   --------   --------  --------   --------   -------  -------
Loss from operations....    (6,987)  (7,449)    (9,866)   (13,463)   (9,591)   (10,334)   (9,138)  (9,730)
Other income (expense),
 net....................        54   (1,719)    (2,202)    (2,696)  (3,108)       (614)      293      255
                           -------  -------   --------   --------  --------   --------   -------  -------
Net loss................   $(6,933) $(9,168)  $(12,068)  $(16,159) $(12,699)  $(10,948)  $(8,845) $(9,475)
                           =======  =======   ========   ========  ========   ========   =======  =======

   Our revenues increased significantly over the last two quarters primarily as a result of increased unit sales of our SpotLight systems and expanding customer base. Our revenues in the last quarter of 1998 decreased compared to the previous quarter due to delays in receiving orders from a significant customer. Our revenues in the second quarter of 1999 declined compared to the previous quarter primarily due to delays in orders associated with the transition from analog to CDMA systems.

   Research and development expense has generally remained constant on a quarterly basis but increased in the last quarter of 1999 due to expenses associated with costs of prototype systems and write off of certain capital assets associated with research and development. Sales and marketing expense has fluctuated with the number of personnel in sales, marketing and customer support and changes in classifications to cost of revenues in 1999. General and administrative expense has fluctuated with the number of personnel. The increase in the fourth quarter of 1998 was the result of the establishment of a bad debt reserve and expenses associated with the cancellation of a public offering. As a result of our reduction in force in the third quarter of 1999, general and administrative expense declined.

   Our limited operating history makes the prediction of future operating results difficult. In view of our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of our operating results, particularly among the quarters, are not meaningful and should not be relied upon as an indication of future performance. Our business prospects must be considered in light of the risks and uncertainties often encountered by early-stage companies in the wireless communications market. We may not be successful in addressing these risks and uncertainties. We have experienced significant percentage growth in revenues in recent periods; however, we do not believe that prior growth rates are indicative of future growth rates. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through private sales of preferred stock and common stock and the issuance of debt instruments, and to a lesser extent, capital leases arrangements and borrowings under various lines of credit. Net proceeds from these transactions totaled $182.2 million as of December 31, 1999.

   For the twelve months ended December 31, 1999, we used net cash in operating activities of $37.8 million. Our operating activities included major uses of cash to fund our net loss of $42.0 million. We also used cash by increasing accounts receivable by $6.0 million and reduced accounts payable and accrued liabilities by $1.5 million. We partially offset cash uses by lowering inventories by $3.8 million, increasing deferred revenues by $1.6 million. Our net cash used in the fourth quarter 1999 amounted to $3.8 million. Our net cash used in operating activities in 1998 amounted to $34.9 million.

   Our net cash used in investing activities in 1999 was $1.3 million. Our 1998 net cash used in investing activities was $2.5 million.

   Net cash provided by financing activities was $48.5 million for year ended December 31, 1999. This primarily consisted of net proceeds from the sale of Series E preferred stock of $82.5 million. In April 1999, we repaid $29.0 million in Senior Secured Bridge Notes plus interest of $2.8 million. Our 1998 net cash from financing activities was $34.8 million consisting of $29.0 million from the sale of Senior Secured Bridge Notes at 13.75% interest and $7.2 million from the sale of Series E preferred stock.

   As of December 31, 1999, we had $20.2 million in cash and cash equivalents, $7.5 million under a revolving line of credit with Imperial Bank and $3.0 million under a equipment lease arrangement with Transamerica Business Credit, of which $1.8 million remained available. The Imperial Bank revolving line of credit matures on March 14, 2000 and no amount is presently outstanding under this facility, other than a $2.5 million standby letter of credit to support our obligations under the lease for our Redmond, Washington facility. We are currently discussing with Imperial Bank a renewal and increase of the amount available under the line of credit. Borrowings under the Transamerica equipment lease are secured by the equipment financed thereunder. The Transamerica equipment lease terms vary from 24 to 36 months with an effective interest rate of 12.26% per annum for domestic equipment leases and 12.86% for foreign equipment leases, and interest is payable monthly. We have several capital leases with terms ranging from 24 to 48 months. At December 31, 1999, our outstanding capital lease obligations were $5.2 million, accruing interest at rates ranging from 7.25% to 14.50%. Please see note 5 to the financial statements for a more complete description of the credit facilities.

   We believe that current capital resources, together with the estimated net proceeds from this offering, are adequate to fund our operations for at least 12 months. Thereafter, we may be required to raise additional capital which may not be available to us on acceptable terms, if at all. Any inability to obtain needed financing by us could have a material adverse effect on our business and operating results.

Year 2000 Compliance

   We have found no major effects on our computer operating systems due to the change in the century. We rely on our systems, applications and devices in operating and monitoring all major aspects of our business, including financial and accounting systems, customer services, networks and telecommunications equipment and end products. We also rely, directly and indirectly, on external systems of business enterprises such as customers, suppliers, creditors, financial organizations, and of governmental entities, both domestic and international, for accurate exchange of data. Although we believe that our internally developed systems and applications are designed to be year 2000 compliant, we utilize third party equipment and software that may not be year 2000 compliant. Failure of such third party systems to properly process data related to the year 2000 could still cause interruptions in our operations and could require us to incur unanticipated expenses to remedy any problems. In addition, if our customers or suppliers experience difficulties with year 2000 issues, it could adversely impact sales of our smart antenna systems to such customers or disrupt the supply of necessary components to us by such suppliers. Any year 2000 compliance problems of that our customers, our suppliers, or of our own could have a material adverse effect on our business, results of operations and financial condition.

Market Risk

   We do not use derivative financial instruments. We generally place our marketable security investments in high credit quality instruments, primarily U.S. Government obligations and corporate obligations with contractual maturities of less than one year. We do not expect any material loss from our marketable security investments and therefore believe that our potential interest rate exposure is not material; however, these investments are subject to interest rate risk.

Recent Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivatives and Hedging Activities, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not anticipate that the adoption of this new standard will have a material effect on our earnings or our financial position, but we continue to evaluate the impact of SFAS No. 133.

                                    BUSINESS

Overview

   We are a leading provider of smart antenna systems for the wireless communications industry. We believe that our SpotLight systems enable wireless network operators to increase overall network capacity, improve or maintain network quality, reduce network operating costs and better manage their network infrastructure. As the demand for wireless services has grown in recent years, we have developed products based on our proprietary technologies that address the associated network capacity problems faced by wireless network operators.

   Our SpotLight systems can reduce the need for more costly infrastructure upgrades and additional cell site deployments, allowing wireless network operators to more cost-effectively keep pace with subscriber growth and increased demand for digital services. These smart antenna systems utilize proprietary hardware and software to enable a more efficient utilization of the finite amount of radio frequency spectrum, or "wireless bandwidth." Our technology is designed to be implemented in a variety of market segments in the wireless communications industry and currently supports CDMA, GSM and analog standards. Our customers include AirTouch, ALLTEL, Bell Atlantic, GTE, IUSACELL, Southwestco and Telefonica Peru. As of December 31, 1999, we had sold 121 SpotLight systems worldwide.

Industry Background

 Growth in Wireless Usage

   The demand for wireless communications services has grown significantly in recent years. According to The Strategis Group, U.S. subscriber usage was expected to increase from approximately 174 billion minutes of use in 1999 to approximately 372 billion minutes of use by 2003, representing an expected compound annual growth rate of 20.9%. This increase in usage has been driven by an increased number of subscribers, lower prices and expanded availability of existing services. In addition to these factors, the emergence of new data and Internet-oriented wireless services is expected to contribute to the increase in subscriber usage in the future.

   Increased Subscribers. The number of wireless subscribers has increased significantly in recent years. According to International Data Corporation, or IDC, there were approximately 303 million wireless subscribers around the world in 1998 and that number was expected to reach approximately 1.1 billion subscribers in 2003, representing an expected compound annual growth rate of 28.9%. According to IDC, in 1998, there were approximately 64 million wireless subscribers in the United States and that number was expected to grow to approximately 118 million by 2003, representing an expected compound annual growth rate of 12.9%.

   Lower Price. The price of wireless services has decreased significantly in recent years. According to data provided by The Strategis Group, the average price per wireless minute in the United States was expected to decline from $0.25 per minute in 1999 to $0.12 per minute in 2003. With multiple wireless network operators competing in most U.S. markets, competitive pricing strategies, such as discounting and fixed rate plans, have resulted in a greater number of wireless subscribers, as well as a substantial increase in subscriber usage. In addition, the greater supply of commercially available wireless frequency due to increased government allocation of spectrum to wireless network operators has resulted in increased competition among existing and new wireless network operators, further reducing costs to subscribers.

   Expanded Availability of Existing Services. Due to the high initial fixed costs involved, early wireless deployments were limited to urban centers and major traffic corridors. However, to meet increased demands for ubiquitous wireless services, wireless network operators accelerated the buildout and upgrade of their networks. This increased coverage has enabled these wireless network operators to reach new subscribers and provide a higher level of service to existing subscribers.

   New Wireless Services. Consumer demand for "any time, anywhere" access to the Internet and data services, such as email and instant messaging, has created a demand for delivery of these services over a wireless network. Devices with wireless access, such as mobile phones, palm computers and laptop computers with wireless modems, continue to evolve, providing applications and ease of use that increase wireless data usage. Additionally, standard protocols such as Wireless Application Protocol, or WAP, have emerged and are designed to create interoperability of wireless equipment and Internet-based products. These protocols are expected to further drive consumer demand for wireless access to the Internet and data services.

 Strains on Wireless Network Capacity

   Increased subscriber usage and the demand for ubiquitous wireless access place a significant strain on wireless network operators given the fixed amount of radio frequency spectrum that is available. Wireless spectrum is allocated to individual wireless network operators in fixed amounts by governments in the U.S. and foreign markets. Thus, the fundamental challenge for wireless network operators is to increase capacity, while maintaining signal quality, within a fixed amount of wireless bandwidth. Wireless network operators generally have used two alternatives to address capacity problems: building additional cell sites or deploying more efficient digital technologies.

   Additional cell sites. Operators of wireless networks often address capacity problems by building new cell sites. This alternative has three major disadvantages. First, we believe the cost of constructing a new standard 800 MHz CDMA cell site, including land, building and equipment, can be approximately $500,000. Second, building cell sites closer together increases signal interference in the network, which can reduce capacity and call quality, exacerbating the very problems that the additional cell sites were built to resolve. Third, wireless network operators face significant community resistance arising from environmental and zoning concerns and objections to the appearance of additional cell site towers.

   More efficient digital technologies. In addition to building more cell sites, wireless network operators have deployed more spectrum-efficient digital technologies such as CDMA, GSM and TDMA to increase capacity. These digital technologies offer many improvements to wireless network operators and their customers, including more cost-effective infrastructure, smaller phones with improved battery life and value-added features, such as the capability to support data services. According to IDC, 69.2% of subscribers worldwide were using digital handsets in 1998 and this number was expected to increase to 96.8% by 2003. Despite the improvement offered by digital technologies, wireless network operators continue to find that portions of their networks still face capacity limitations. For instance, CDMA lacks the ability to efficiently add incremental capacity in localized heavy traffic areas of a network. Consequently, wireless network operators must either deploy new cells, or dedicate more spectrum to CDMA in significant portions of their network to resolve isolated capacity constraints. In GSM networks, the capacity is limited by interference between cell sites within the network. This interference prevents GSM network operators from adding additional capacity to the network.

   The growing demand for wireless services, coupled with the high costs and technical difficulties associated with increasing network capacity, create the need for more cost-effective solutions. As wireless network operators seek to provide ubiquitous wireless service and support increased subscriber usage, they must address the fundamental challenge of achieving maximum capacity from the finite spectrum they have been allocated.

The Metawave Solution

   We provide smart antenna systems to wireless network operators. Our SpotLight systems are a cost-effective solution to expanding network capacity while improving or maintaining overall network performance. Our SpotLight systems are compatible with CDMA, GSM and analog base station equipment. Our smart antenna systems provide wireless network operators with the following benefits:

   Cost-Effective Capacity Expansion. Our SpotLight systems enable wireless network operators to increase the capacity of their existing networks and reduce the need to build and maintain costly new cell sites. Our SpotLight systems can be deployed selectively within a network in either a single cell site or multiple cell sites. Based on customer data, current versions of our SpotLight 2000 system improved CDMA capacity in cell sites from 30% to 50%, depending on network configuration. Additionally, in a recent field trial, our SpotLight GSM system demonstrated that, when deployed in a network of cell sites, GSM network capacity can be increased by 100% without increasing the number of GSM cell sites. By applying our SpotLight solutions in these targeted capacity constrained cell sites, overall network capacity can be correspondingly increased.

   Improved Network Performance. Our SpotLight systems allow wireless network operators to increase capacity while maintaining or improving the level of service and signal quality. Our SpotLight 2000 systems increase CDMA network performance by efficiently distributing existing network resources to better match subscriber usage. We believe our SpotLight GSM systems will provide wireless network operators with better signal reception and reduced interference thereby improving network performance.

   Compatibility with Standards and Equipment. Our SpotLight systems are designed to be compatible with most existing wireless standards and currently installed cell site equipment thereby preserving the wireless network operators' existing investment in equipment and technology. Our smart antenna systems are compatible with the Motorola, Lucent and Nortel 800 MHz CDMA base stations, which we believe represent substantially all of the 800 MHz CDMA base stations deployed in North America. We believe our spectrum management solutions are also compatible with most 900 MHz GSM base stations deployed worldwide.

Strategy

   Our objective is to be the leading provider of smart antenna systems to the worldwide wireless communications market. Key elements of our strategy include:

   Deliver Solutions to Capacity Constrained Wireless Network Operators. We will continue to focus on developing solutions to increase capacity for those wireless network operators facing capacity constraints. To date, we have developed SpotLight systems to address the capacity and system quality problems facing 800 MHz CDMA and 900 MHz GSM wireless network operators. According to IDC, as of 1998, U.S. wireless network operators at these frequencies serviced more than 75% of wireless subscribers. As capacity issues emerge in wireless networks using different frequencies, we intend to develop smart antenna systems that address capacity problems in these wireless networks.

   Further Penetrate Existing CDMA Customers. We believe that the 800 MHz CDMA market will continue to represent a significant opportunity for us. Over the last two years we have sold SpotLight 2000 systems to the four largest 800 MHz CDMA wireless network operators in North America, as measured by subscriber market share data provided by the Radio Communications Review. We intend to leverage the performance and service of our existing system deployments to expand our presence and penetration within these wireless network operators.

   Target Additional Strategic Customers. With our products today, we are able to target additional large multi-system 800 MHz CDMA and 900 MHz GSM wireless network operators around the world that serve substantial concentrations of customers and have the greatest market share in their respective markets. We intend to target these markets by expanding our manufacturing, installation, sales and service capabilities in the regions served by these wireless network operators.

   Leverage Technology Leadership To Expand Markets. We intend to use our technology leadership and intellectual property to develop and provide new capacity solutions to the existing and emerging wireless communications markets. Our core technology can be used to address spectrum management issues in many large wireless networks. Currently, the principal areas of our product development are the following:

  . Integrating our technology into equipment provided by wireless base station manufacturers;

  . Developing smart antenna products for use by wireless network operators at 1800 MHz and 1900 MHz PCS spectrum;

  . Exploring the development of products for the TDMA wireless standard; and

  . Exploring the development of products for the broadband wireless market.

Markets

   In wireless communications networks, there are several wireless standards that use different technologies to process calls and divide allocated spectrum. These wireless standards fall into two broad categories, analog and digital. Advanced Mobile Phone System, or AMPS, is the leading analog standard. Digital standards are further subdivided into two general schemes, time division and code division. Time Division Multiple Access, or TDMA, and Global Systems for Mobile Communications, or GSM, are the leading time division standards. Code Division Multiple Access, or CDMA, is the leading code division standard. We have developed smart antenna systems that increase capacity for CDMA, GSM and analog based networks.

   The terms cellular and PCS are often used interchangeably by the popular press when discussing wireless communications networks. However, within the wireless industry the distinction between the two is important. Cellular describes networks operating in the 800 MHz and 900 MHz frequency bands, using both analog and digital standards. Analog, CDMA, GSM and TDMA are the most widely deployed cellular standards across the globe. PCS typically describes networks operating in the 1800 MHz and 1900 MHz frequency bands. CDMA, GSM and TDMA the most widely deployed PCS standards.

   CDMA Market. The CDMA wireless market consists of wireless network operators at both cellular and PCS frequencies. We believe that approximately half of the cellular networks in North America have adopted CDMA as their digital technology. Wireless network operators are overlaying CDMA networks on top of existing analog networks thereby allocating spectrum between CDMA and analog. We also believe that CDMA is the most widely deployed PCS digital technology in North America.

   The CDMA Development Group, a trade association, estimated there were 50 million CDMA subscribers worldwide at year end 1999, accessing both the 800 MHz and 1900 MHz networks. Roughly 90% of these are in North America and Asia. Frost and Sullivan estimated there were 46,716 CDMA 800 MHz base stations in operation in 1999, up from 26,200 in 1998. These base stations represent the target market for our CDMA systems. Frost and Sullivan also estimated 38,082 CDMA PCS base stations were in operation in 1999, up from 20,730 in 1998.

   GSM Market. The GSM market consists of wireless network operators at both cellular and PCS frequencies. According to the GSM Association, GSM is the most widely deployed digital standard worldwide and has been deployed in 142 countries, with more than 250 million subscribers, predominantly in Europe and Asia, at year end 1999. According to Frost and Sullivan, there were 98,133 GSM base stations in operation at 900 MHz in 1999, up from 46,515 in 1998. These base stations represent the market for our GSM systems. Frost and Sullivan also estimated there were 55,711 PCS base stations using GSM were in operation in 1999, up from 31,690 in the prior year.

   TDMA Wireless Market. The TDMA market consists of wireless network operators at both cellular and PCS frequencies. According to the Universal Wireless Communication Consortium, there were an estimated 30 million TDMA wireless and PCS subscribers worldwide as of September 30, 1999.

   Third Generation Standards. Over the next several years, CDMA, GSM and TDMA wireless network operators may begin to migrate their systems to third generation, or 3G, standards. Although the specifications for 3G are not complete, we believe that they will be based on CDMA technologies and that our smart antenna systems will be applicable to the evolving 3G technologies. We intend to develop 3G compatible products.

   Broadband Fixed Wireless In fixed, broadband wireless networks, no predominant standards currently exist. This market is often described under the umbrella term, broadband wireless access, or BWA. The BWA market services both mobile and fixed end users. Services range from high speed internet access, to combined high capacity data and voice offerings.

Metawave Products

   We have developed spectrum management solutions, consisting of smart antenna systems, applications software and engineering services, that enable wireless network operators to increase overall network capacity, improve or maintain network quality, reduce network operating costs and better manage their network infrastructure.

   SpotLight 2000 Platform. Our SpotLight smart antenna system was initially designed for use in analog networks and was first shipped for commercial sale in November 1997. The second generation SpotLight 2000 system was designed to support both analog and CDMA wireless standards. Our SpotLight 2000 connects to Motorola HDII, SC2400, SC4812 and SC9600 base stations, Lucent Series II base stations, and Nortel Metrocell base stations.

   We have analyzed data from numerous CDMA networks and have found that the distribution of traffic within a network and even within a cell varies considerably. Thus, wireless network operators are faced with the challenge of allocating spectrum resources to uneven and varied subscriber traffic. CDMA lacks the ability to efficiently add incremental capacity in localized areas. Consequently, to resolve isolated capacity constraints, wireless network operators must either deploy new cells or dedicate more spectrum to CDMA in significant portions of their network.

   Cells are most often divided into three sectors. Because of imbalanced traffic, one sector is often utilized to its maximum capacity, while the neighboring sectors have unused or excess capacity. When a sector's capacity is fully utilized, new calls cannot be originated within the sector without negatively affecting network performance despite call servicing capability remaining unused in adjacent sectors. In addition, subscriber calls cannot be transferred into the overloaded sector when moving from an adjacent cell or sector. This results in either calls being blocked or calls being terminated.

   Our proprietary SpotLight 2000 system balances the traffic load within a cell, reducing the problem of having one sector overloaded while the other sectors are underutilized. As traffic varies throughout the day, our SpotLight System can accommodate these variations and balance the traffic accordingly. This load balancing increases network efficiency and capacity.

                    Load Balancing Through Sector Synthesis

Load Balancing Through Sector Synthesis
Graphical depiction with 2 cell sites demonstrating the load balancing capability of the SpotLight 2000 CDMA system through sector synthesis.

Language under the cell site graphic on the left states:
Before SpotLight 2000
Peak traffic loading strains capacity in one sector, while capacity remains idle in others.

Language under the cell site graphic on the right states:
After SpotLight 2000
Load balancing by reorienting and resizing sectors increases cell site capacity.

   As illustrated above, our SpotLight 2000 system addresses traffic loading by controlling the transmission and reception of CDMA radio signals by base stations through a process called sector synthesis. Our SpotLight 2000 system adapts the sector coverage of the base stations' CDMA radios to the local traffic patterns around cell sites. The system's phased-array antenna makes it possible to dynamically adjust sector antenna patterns through a software-driven process. As a result, wireless network operators can optimize their CDMA networks with increased flexibility and precision, thereby enhancing network capacity and performance in response to changing traffic patterns taking into account local terrain and variable radio frequency conditions.

   The SpotLight 2000 system can be deployed in three different configurations depending on customer network requirements. The CDMA-only configuration uses our SpotLight system to support only the CDMA interface. This is the baseline SpotLight system for customers who are interested in improving the capacity of their CDMA system without changing their analog network. The second available configuration is CDMA with Analog Pass Through, or CDMA/APT. This system provides capacity benefits to the CDMA interface while "passing" the analog signals through our SpotLight system without changing the analog network. The CDMA/APT system allows the service provider to support both CDMA and analog networks with a single antenna and set of power amplifiers. The third system configuration is the dual mode system which provides capacity improvements to both the CDMA and analog wireless standards, configuring and optimizing each wireless standard separately, while using only a single set of antennas.

   Each of the three configurations described above can be deployed in three-sector cell sites or can be used to increase the sectorization of a CDMA cell site from three sectors to four, five or six sectors. In cell sites where more than a single sector is heavily loaded, the wireless network operator may use the SpotLight 2000 system to increase the sectorization of the cell site and gain additional capacity over the original three-sector cell site. The SpotLight system enables wireless network operators to use our software-controlled antenna patterns to reduce handoff overhead and optimization problems normally associated with four, five or six sector deployments. At the same time, the SpotLight system provides an efficient way to increase the sectorization of the cell site without having to add additional antennas, cables, duplexers, filters or power amplifiers.

   Our SpotLight 2000 system can be administered and monitored locally or remotely through our Windows-based software application called SiteSculptor. SiteSculptor allows real time monitoring of system performance through graphical displays. Further, we offer networked access to our SpotLight 2000 system with our SiteNet network application. SiteNet utilizes our SiteSculptor software package to provide a means for remote SpotLight configuration and centralized collection of performance statistics in analog and CDMA networks.

   SpotLight for GSM. Our SpotLight GSM system is designed to increase GSM network capacity by reducing cell site and network interference levels using a beam-switching technology. Currently the capacity of dense urban GSM networks is limited by interference between cell sites within the network. This interference prevents wireless network operators from adding additional capacity to the network.

   Our SpotLight system segments the normal three sector coverage area into twelve narrow beam patterns. Our SpotLight GSM system tracks the location of each subscriber within the sector coverage area and then assigns a single narrow beam to them. As the subscriber moves through the sector coverage area, our SpotLight GSM system continues to track the position of the subscriber and switches the correct narrow beam to them. As illustrated below, the interference received by and transmitted from the host cell site can be significantly reduced, allowing the wireless network operator to increase capacity while maintaining signal quality.

Interference Reduction Through Switched Beam Technology
Graphical depiction with two cell sites demonstrating the switched beam capability of the SpotLight GSM system.

   Language under the cell site on the left states:
   Before SpotLight GSM
   Conventional sectors cause interference to be received by and transmitted for the cell site over a large area

   Language under the cell site on the right states:
   After SpotLight 2000
   Narrow beams reduce the interference received by and transmitted from the cell site

   Our SpotLight GSM system is designed to be compatible with most existing 900 MHz GSM base station equipment. We intend to develop systems to be compatible with 1800 MHz base station equipment. Our SpotLight GSM system can be configured to support one, two or three sectors within the cell site, allowing the wireless network operator to use our SpotLight GSM system to reduce interference only in the capacity limited sectors. Based on a recent field trial, our SpotLight GSM system, when deployed in a network of cell sites, can increase GSM network capacity by up to 100% without increasing the number of cell sites. To date, we have not completed any commercial sales of our SpotLight GSM system.

Core Technology

   We believe that one of our key competitive advantages is our investment and expertise in the core technologies that enable efficient spectrum management of wireless networks. Spectrum management encompasses a number of technical components, including advanced antenna concepts, radiowave propagation models, network performance monitoring tools, wireless standards knowledge and communications systems hardware implementations. These core competencies, when applied in combination, allow wireless network operators to optimize capacity, coverage and quality across their networks. We have developed, and continue to expand upon, the following fundamental technical elements:

   Phased-Array Antenna Systems. We have developed phased-array antenna systems that provide compact beam-forming within a single structure. The antenna systems make use of uniform linear or cylindrical arrays with a combination of both ground-based and tower-based feed networks. We have designed antennas to synthesize multiple narrow fixed-beams, which can be used to track individual users within a cell site. In addition, we have developed beam-forming techniques to allow the coverage area of a cell site to be customized. The phased-array antenna technology can be scaled to a variety of gains and to span a broad range of frequencies. The basic implementations are wireless standard independent, and can therefore be applied to many wireless environments, including cellular, PCS, enhanced specialized mobile radio, two-way paging, multi-channel multipoint distribution service, or MMDS, other broadband wireless markets, and emerging satellite-based wireless services. We continue to develop and focus on improving the functionality and quality of our antenna systems as well as reducing the costs and time associated with manufacturing and deploying our antennas in the field.

   Multibeam Hardware Architectures. We have developed cost-effective hardware implementations of the complex circuitry necessary to support the operation of multibeam systems on high-traffic cell sites. The hardware architecture can be organized into several key subsystems: beam switching matrices, ultra-linear amplification, beam-forming feed structures, array calibration circuitry and performance measuring receivers.

   Our beam-switching technology allows us to effectively switch the call from beam to beam within a cell while maintaining call quality. It is adaptable to GSM, TDMA and analog wireless standards, where rapid beam switching is required. Additionally, we have developed proprietary hardware techniques to dynamically adjust CDMA sector patterns and maintain call quality by calibrating phased-array antenna configurations. To monitor the radio environment and adjust the sector coverage patterns for both our CDMA and GSM systems, we have developed scanning receivers designed to accurately operate over various channel bandwidths. Our spatial technology allows the simultaneous operation of multiple wireless standards, currently CDMA/analog, through the same physical antenna structure, while maintaining independent optimization of the performance for each wireless standard.

   Real Time Network Control Algorithms. We have developed algorithms to control beam switching hardware in real world radio environments. These algorithms make real time decisions about which beams best serve each user, how often to update beam selections and how to mitigate interference from other users on the same or adjacent channels. In addition, we have developed expertise in the optimization of wireless network performance for CDMA, GSM and analog wireless standards. This expertise allows network control algorithms to be customized based on the specific wireless standard and network deployment scenario. We have also developed internal software tools for performance modeling wireless networks, allowing us to further customize systems for wireless network operators based on their specific needs.

   Adaptive Beam-Forming Techniques. We design and build antenna systems with a broad range of standard and custom beam types and shapes using adaptive beam-forming technology. Adaptive beam-forming systems can monitor traffic loading and interference levels and then respond by implementing changes designed to equalize traffic loads and reduce interference. With respect to CDMA, our system makes use of phased-array antennas to create custom sector antenna patterns through a software-driven process known as sector synthesis.

   Applications Software. We develop applications software that allow wireless network operators to analyze network performance and make appropriate modifications to manage their spectrum more efficiently. We have designed the SiteSculptor application software to allow users of our SpotLight system to quickly and easily simulate antenna patterns and implement those patterns through software configuration of our SpotLight systems. The antenna pattern editor allows the wireless network operator to load per-sector traffic data into our SpotLight system for analysis. SiteSculptor analyzes the data and provides the operator with suggested sectorization patterns. SiteSculptor also allows the user to modify the antenna pattern as required, view a simulation of the pattern, and then load the pattern directly into our SpotLight system.

Research and Development

   Our success depends on a number of factors, which include our ability to identify and respond to emerging technological trends in our target markets, develop and maintain competitive systems, enhance our existing systems by adding features and functionality that differentiate them from those of our direct and indirect competitors and bring systems to market on a timely basis and at competitive prices. As a result, we have made, and we intend to continue to make, significant investments in research and product development. Our research and development expenses were $22.6 million in 1999, and $18.5 million in 1998. As of December 31, 1999, we had 127 employees engaged in research and product development, 91 of whom are engineers, and we continue to recruit additional skilled personnel to enhance our research and development department.

   Our development efforts in the near term will be focused on using our technology to develop capacity solutions to the existing and emerging wireless communications markets. Our core technology can be used to address spectrum management issues in many large wireless networks. Principal areas of focus include the following: integrating our technology into wireless base station equipment; developing smart antenna systems for use by wireless network operators at 1800 MHz and 1900 MHz PCS spectrum; exploring the development of systems for TDMA wireless standard technology; and exploring the development of systems for the broadband wireless market.

Customers

   Our customers are wireless network operators worldwide who face network capacity constraints. As of December 31, 1999, we had sold 121 SpotLight systems. These sales have been to customers located in the United States, Mexico, Russia and Paraguay.

   We have master supply agreements with five of the six largest 800 MHz CDMA wireless network operators in North America, as measured by subscriber market share. These customers are AirTouch, ALLTEL, Bell Atlantic, GTE, and IUSACELL. We have also sold systems to Millicom-St. Petersburg Telecom and Millicom-Telefonica Celular. The wireless operations of three of our customers-- AirTouch, Bell Atlantic and GTE--are expected to be consolidated into one entity in 2000. On July 28, 1998, Bell Atlantic and GTE announced a merger and on September 21, 1999, Bell Atlantic and Vodaphone AirTouch plc, the parent company of AirTouch announced an agreement to merge their U.S. wireless operations. Bell Atlantic owns 47.2% of IUSACELL and Southwestco is a subsidiary of Bell Atlantic.

   We completed a field trial of our SpotLight GSM system with Shanghai Telecom in the fourth quarter of 1999 and we have entered into a conditional sales agreement with Telefonica Peru, under which the purchase of two SpotLight 2000 systems is subject to the achievement of certain performance criteria.

   During the twelve months ended December 31, 1999, sales to ALLTEL, IUSACELL and Southwestco accounted for 44.8%, 26.0% and 20.9% of revenues, respectively. Sales to these customers are expected to continue to account for a significant amount of our revenues in 2000. During the twelve months ended December 31, 1998, sales to Millicom-St. Petersburg Telecom, Millicom-Telfonica Celular, ALLTEL and GTE accounted for 13.4%, 10.1%, 61.8% and 13.4% of revenues, respectively.

   International sales of our systems accounted for 26.0% of revenues for the fiscal year ended December 31, 1999, and 23.5% for the fiscal year ended December 31, 1998. We expect sales to foreign customers, such as IUSACELL and others to continue to account for a significant proportion of our revenues in fiscal year 2000.

   As of December 31, 1999, our backlog of orders was approximately $12.8 million, compared to backlog of $2.6 million as of December 31, 1998. We only include in backlog customer commitments which are scheduled to be shipped in the next six months. System orders in our current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Accordingly, although useful for internal scheduling of production resources, backlog as of any particular date may not be a reliable measure of sales for any future period.

Sales, Marketing and Customer Support

   We sell our smart antenna systems in the United States through a direct sales force supported by systems engineers. Our international sales and marketing efforts are conducted through distributors, our direct sales force and agents. Sales personnel are assigned on a customer account basis and are responsible for generating system sales, providing system and customer support and soliciting customer feedback for system development. In addition, sales personnel receive support from our marketing communications organization which is responsible for the branding and marketing of our products and services.

   Our sales and marketing efforts are primarily focused on establishing and developing long-term relationships with potential customers. A relationship with a new customer typically begins with a field trial or conditional sale in a particular market of a customer. These are designed to satisfy performance conditions prior to the completion of the sale. We generally only have one field trial or conditional sale per customer and the results of the field trial or conditional performance period must be approved at the senior level of our customers' management. Consequently, the sales process associated with the initial purchase of our systems is typically complex and lengthy, lasting in some cases up to 18 months. However, once the system successfully meets the applicable performance criteria, we typically negotiate and enter into corporate-wide master supply agreements. After this agreement is in place, purchasing decisions are generally made on a market-by-market basis pursuant to purchase orders placed under the master supply agreement which are not subject to the satisfaction of performance criteria. Consequently, the sales cycle for subsequent purchases by individual markets or regions is generally much shorter.

   Our customer support organization performs network design, system installation, network optimization, training, consulting and repair and maintenance services to support our SpotLight systems. Recent improvements to our pre-shipment integration and testing processes at our manufacturing facility in Redmond, Washington, combined with the integration of experienced subcontractors into our installation teams, has significantly reduced installation times for our systems.

   Our customer services organization also offers services to optimize the network following the installation of a SpotLight system. These services utilize our expertise in radio frequency network design, knowledge of individual network configurations and knowledge of our SpotLight system capabilities.

   We generally warranty our systems for 12 months. Warranty support and extended maintenance services for our CDMA/analog systems are performed at our headquarters in Redmond, Washington and will be performed for GSM systems at our offices in Taipei, Taiwan.

Manufacturing

   We rely to a substantial extent on outside suppliers to manufacture many of the components and subassemblies used in our SpotLight systems. Our manufacturing operations at our Redmond, Washington facility consist primarily of supplier and commodity management and the assembling and testing of finished systems from the components and subassemblies purchased from these outside suppliers. We monitor quality at each stage of the production process, including the selection of component suppliers, the assembly of finished goods and final testing, packaging and shipping. We have been certified as ISO 9001 compliant since September 1998. We expect to begin manufacturing the SpotLight GSM systems in Taipei, Taiwan beginning in late fiscal year 2000.

   We rely on detailed sales forecasts to determine our production requirements and manage our inventory. Our assembly and testing processes have been designed to facilitate configuration of our systems tailored to the specific needs of our customers. We have programs focusing on material cost reduction and supply base management designed to reduce costs and reduce inventory exposures.

   Certain parts and components used in our smart antenna systems, including linear power amplifiers supplied by Powerwave Technologies, Inc. and integrated duplexer low noise amplifiers and filters supplied by Filtronic Comtek Ltd., are presently only available from a single source. We have a supply agreement with Powerwave Technologies, Inc. pursuant to which they have agreed to supply all linear power amplifiers ordered by us. Certain other parts and components are available from a limited number of sources. For a more detailed discussion of the risks associated with having a limited source of suppliers see the risk factor titled "Our reliance on a limited number of suppliers and the long lead time of our systems could impair our ability to manufacture and deliver our systems on a timely basis."

Competition

   The market for spectrum management solutions is part of the broader market for wireless infrastructure equipment which is dominated by a number of large companies including Lucent, Motorola, Ericsson, Nortel, Nokia, Siemens, Alcatel and others. Our smart antenna systems compete with other solutions to expand network capacity. These alternative solutions include other smart antenna systems, additional base stations for capacity, deploying efficient digital technologies and various enhancements to digital technologies.

   Other smart antenna systems are offered by various competitors. Alcatel, Hazeltine, E-Systems, Boeing and Raytheon have offered smart antenna systems for analog networks. Adaptive Telecom has offered a CDMA smart antenna product that is integrated into a CDMA base station in cooperation with the base station manufacturer. Arraycomm has offered a smart antenna product that is integrated into a Personal Handyphone System standard base station in Japan. Ericsson has announced a GSM smart antenna system called GSM Capacity Booster that includes an Ericsson base station as well as the smart antenna system. Nortel has offered a smart antenna equipped GSM base station in the past. Most of the large wireless infrastructure equipment providers, including Lucent, Motorola, Nortel, Ericsson, Nokia, Siemens, Alcatel, Samsung and NEC have large development organizations and have either announced their intention to examine smart antenna technologies, or have the core technology competence to do so for the CDMA, GSM, TDMA and 3G standards. If base station manufacturers successfully develop and integrate smart antenna solutions into their product offerings, it may materially and adversely affect our business.

   The addition of more cell sites often will provide more capacity to wireless networks and therefore is a substitute for our systems and, therefore, the cost of base station equipment contained in these cell sites has decreased in recent years and affects our ability to compete effectively. Other related costs for new cell sites including real estate, towers, and building construction generally have not declined. Base stations are sold by wireless infrastructure equipment manufacturers such as the companies listed above.

   Efficient digital technologies and enhancements to these technologies will provide more capacity to wireless networks and, therefore, are substitutes for our systems. These digital technologies include existing technologies, such as CDMA, GSM and TDMA, as well as emerging 3G standards, such as CDMA 2000 and WCDMA. There are enhancements to the existing CDMA and GSM standards, commonly referred to as 2.5G standards, which provide additional capacity. There are also various enhancements, such as improved voice coding for CDMA and various frequency hopping techniques for GSM, which are designed to increase the capacity of these standards. These digital technologies and various enhancements are also offered by the large wireless infrastructure equipment providers listed above. We believe that our smart antenna technology can be compatible with these digital technologies and their various enhancements. Our technology, and its ability to enhance capacity, is additive to the capacity enhancement provided by these digital technologies. Customers, however, may delay or cancel deployment of our smart antenna systems while they deploy these more efficient digital technologies and other enhancements which would harm our business.

   We believe the principal competitive factors in the spectrum management solutions market include:

  . expertise in the core technologies needed for radio frequency communication systems;

  . system performance, features and reliability;

  . price and performance characteristics;

  . timeliness of new system introductions;

  . customer service and support;

  . established customer relationships; and

  . size of installed customer base.

   We believe we will be competitive with respect to many of these factors; however most of our existing and potential competitors have longer operating histories, greater name recognition, larger installed customer bases, greater financial, technical, sales, marketing and other resources, and more established customer relationships. To be competitive we must invest significant resources to address these competitive factors and achieve customer satisfaction. If we fail to do so our smart antenna systems will not compete favorably with our competitors which will materially and adversely affect our business.

Intellectual Property

   We rely on patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We currently have 18 issued U.S. patents and 35 pending U.S. patent applications. In addition, we are seeking patent protection for our inventions in foreign countries. The patent positions of companies in the worldwide wireless communications industry are generally uncertain and involve complex legal and factual questions. We cannot be certain that patents will be issued with respect to pending or future patent applications or that our patents will be upheld as valid or will be sufficient to prevent the development of competitive products. While we believe that our patents will make it more difficult for competitors to develop and market similar products, our patents may be invalidated, circumvented or challenged. Our patent rights may fail to provide us with competitive advantages.

   We have received two registered federal copyrights for our software and four more copyright applications are pending. The source code for our proprietary software is also protected as a trade secret. In addition, we enter into confidentiality agreements with our employees, customers, vendors and strategic partners, and control access to, and the distribution of our software, documentation and other confidential and proprietary information. Our primary trademarks are registered with the U.S. Patent and Trademark Office and certain other foreign jurisdictions. We have applied for trademark protection for a number of other marks which are pending in the United States and in foreign countries.

   Despite these efforts, it may be possible for unauthorized third parties to copy certain portions of our intellectual property contained in our systems, design around our patents, or to reverse-engineer or otherwise obtain and use our proprietary information. In addition, the laws of some countries do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use, which could significantly harm our business. We may have to pursue litigation in the future to enforce our proprietary rights or to defend against claims of infringement. These claims, regardless of their merits, may require us to enter into license arrangements or may result in protracted and costly litigation.

   In addition, we cannot be certain that others will not develop substantially equivalent or superceding proprietary technology, or that equivalent products will not be marketed in competition with our smart antenna systems, thereby substantially reducing the value of our proprietary rights.

   Patents and patent applications relating to products used in the wireless communications industry are numerous. Current and potential competitors and other third parties may have been issued or in the future may be issued patents, or may obtain additional proprietary rights relating to products used or proposed to be used by us. We may not be aware of all patents or patent applications that may materially affect our ability to make, use or sell any current or future products. From time to time, third parties have asserted patent, copyright and other intellectual property rights to technologies that are important to us. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the spectrum management market grows and the functionality of products overlaps. Third parties may assert infringement claims against us in the future, and such assertions could result in costly litigation, the diversion of management and engineering resources and require us to obtain a license to intellectual property rights of such parties. There can be no assurance that these licenses would be available on terms acceptable to us, if at all. Any failure to obtain a license from any third party asserting claims in the future or defense of any third party lawsuit could materially and adversely affect our business and operating results.

Government Regulation

   Our smart antenna systems must obtain regulatory approval to be used. In the United States, our systems must be certified by the Federal Communications Commission before sales to customers may commence. Other countries have similar regulations that must be complied with before our systems can be used. These governmental approval processes frequently involve substantial delay, which could result in the cancellation, postponement or rescheduling of systems by our customers. Any event like this in turn may adversely affect our ability to sell systems to these customers. Because of the expenses associated with government approvals of our systems in some countries, we only plan to seek product approval in those countries once we have a customer who intends to purchase our systems. This practice may take several months and may deter customers or contribute to delays in receiving or filling orders.

   In addition, our customers' operations are subject to extensive government regulations. To the extent that our customers are delayed in deploying their wireless networks as a result of existing or new standards or regulations, we could experience delays in orders. These delays could materially and adversely affect on our business and operating results.

   We are also subject to U.S. government export controls. Our sales and distributorship agreements require that the export or resale of our systems to end users located in other countries must be in compliance with U.S. export controls.

Employees

   As of December 31, 1999, we had 248 employees, of which, 127 were primarily engaged in research, development and product management, 33 in manufacturing, 56 in sales, marketing and customer support and 32 in general and administration. We have no collective bargaining agreement with our employees and we have never experienced a work stoppage. We believe that our employee relations are good.

Facilities

   We are headquartered in Redmond, Washington, where we lease an aggregate of approximately 96,000 square feet, housing our principal administrative, sales and marketing, customer support and manufacturing facilities. Our lease for this facility expires on May 31, 2005 and we have an option to renew this lease for two additional five year terms. We sublease approximately 13,000 square feet of this space. We have a three-year lease for sales, service and manufacturing facilities totaling approximately 6,500 square feet in Taipei, Taiwan and a five-year lease for a sales and engineering support office in Dallas, Texas. We also have representative offices in Sao Paulo, Brazil and Shanghai, China that are subject to short-term leases.

Legal Proceedings

   We may become involved in legal proceedings from time to time in the ordinary course of business. As of the date of this prospectus, we are not involved in any pending material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors and their ages as of December 31, 1999 are as follows:

 Name                             Age Position
 ----                             --- --------
 Douglas O. Reudink..............  60 Chairman of the Board and Chief
                                      Technical Officer
 Robert H. Hunsberger............  53 President, Chief Executive Officer and
                                      Director
 Victor K. Liang.................  48 Senior Vice President, GSM Products
                                      Group
 Martin J. Feuerstein............  37 Vice President, Product Development
 Richard Henderson...............  38 Vice President, Sales and Marketing
 Andrew Merrill..................  40 Vice President, Customer Operations
 John R. Schaller................  56 Controller and Treasurer
 Bandel L. Carano(1).............  38 Director
 Bruce C. Edwards................  46 Director
 David R. Hathaway(1)............  55 Director
 Scot B. Jarvis(1)(2)............  38 Director
 Jennifer Gill Roberts(2)........  36 Director
 David A. Twyver(2)..............  53 Director

--------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

   Robert H. Hunsberger has served as our president and chief executive officer since July 1997. From 1995 to July 1997, Mr. Hunsberger served as senior vice president and general manager of Siemens Business Communications Systems, Inc., a telecommunications company and a wholly owned subsidiary of Siemens. From 1981 to 1995, Mr. Hunsberger held various executive positions at Nortel, a telecommunications company, including vice president of sales and marketing of its wireless networks division from 1993 to 1995 and vice president of market development of its wireless networks division and vice president of cellular systems from 1991 to 1993. Mr. Hunsberger holds a B.S. from the University of Virginia and an M.B.A. from Arizona State University.

   Douglas O. Reudink, a co-founder, has served as our chief technical officer since our inception and as chairman of the board of directors since April 1997. From 1991 to 1995, Dr. Reudink served as director of wireless planning at US WEST NewVector Group, Inc., a wireless telecommunications company. From 1986 to 1991, he served as the director of Laboratories of the High Technology Center at The Boeing Company, an aerospace company. Prior to 1986, Dr. Reudink served 20 years at the Bell Laboratories division of AT&T Corporation, a telecommunications company, in various research and management positions.
Dr. Reudink holds a B.S. from Linfield College and a Ph.D. from Oregon State University.

   Victor K. Liang has served as our senior vice president, GSM products group since July 1998 and general manager of Metawave Communications Taiwan Ltd., a subsidiary since October 1998. From 1989 until March 1998, Mr. Liang held various senior executive positions with Siemens and its subsidiaries, most recently serving as managing director of two Siemens' joint ventures in China, Siemens Shanghai Mobile Communications and Siemens Shanghai Communication Terminals. From 1995 to 1998, Mr. Liang served as vice president of wireless products group at Siemens Stromberg-Carlson. From 1994 to 1995, he served as Senior Director at Siemens A.G., Munich, Germany and from 1989 through 1994 he served as vice president product development of Siemens Telecommunications Ltd. in Taiwan. Mr. Liang holds a B.S. from Chiao Tung University in Taiwan and a degree in Business Administration from Cheng Chih University.

   Martin J. Feuerstein has served as our vice president of product development since August 1998 and director of research from March 1997 to July 1998. From 1995 to March 1997, Dr. Feuerstein served as technical manager at Lucent. From 1992 to 1995, he served as a senior member technical staff at US WEST. Mr. Feuerstein holds a B.E. from Vanderbilt University, an M.S. from Northwestern University and a Ph.D. from Virginia Polytechnic Institute.

   Richard Henderson has served as our vice president of sales and marketing since December 1997. From 1984 to 1997, Mr. Henderson held various sales and marketing positions at Nortel, most recently serving as vice president of marketing operations from 1996 to 1997 and sales account director from 1992 to 1995. Mr. Henderson holds a B.E. from Texas A&M University and an M.B.A. from the University of Dallas.

   Andrew Merrill has served as our vice president of customer operations since August 1999. From 1984 to August 1999, Mr. Merrill worked at Motorola, Inc., an electronics company, in several positions, most recently serving as engineering manager from 1994 to 1999, program manager from 1992 to 1994 and international cellular infrastructure manufacturing manager from 1984 to 1992. Mr. Merrill studied communications electronics and nuclear power in the U.S. Navy.

   John Schaller has served as our corporate controller and treasurer since June 1998 and October 1999, respectively. From October 1997 to June 1998, he served as the chief financial officer of Superconducting Core Technologies, Inc., a telecommunications equipment company. From May 1996 to October 1997, he served as vice president and chief financial officer of AirNet Communication Corp., a telecommunications company. From June 1978 to April 1996, he served in various senior financial positions, including chief financial officer of a Motorola-Nortel wireless communications joint venture and director of finance and administration for the wireless networks division of Nortel. Mr. Schaller holds a B.S. from Philadelphia College of Textiles and Science and an M.B.A. from University of Texas.

   Bandel L. Carano has served as one of our directors since 1995. Mr. Carano has been a general partner of Oak Investment Partners, a venture capital firm, since 1987. Mr. Carano serves as a member of the Investment advisory board of the Stanford University Engineering Venture Fund. Mr. Carano also serves as a member of the board of directors of Netopia, Inc., a telecommunications equipment provider, Polycom, Inc., a telecommunications equipment provider and PulsePoint Communications, an information systems company, as well as several private companies. Mr. Carano holds a B.S. and an M.S. from Stanford University.

   Bruce C. Edwards has served as one of our directors since May 1998. Mr. Edwards has served as president, chief executive officer and a director of Powerwave Technologies, Inc., a telecommunications equipment company, since February 1996. Mr. Edwards was executive vice president, chief financial officer and a director of AST Research, Inc., a personal computer company, from 1994 to December 1995 and senior vice president of finance and chief financial officer of AST from 1988 to 1994. Mr. Edwards also serves as a director of HMT Technology Corporation, a computer equipment company. Mr. Edwards holds a B.S. from Rider University and an M.B.A. from the New York Institute of Technology.

   David R. Hathaway has served as one of our directors since 1995. Mr. Hathaway has been a general partner of the venture capital firms Venrock Associates and Venrock Associates II, L.P. since 1980 and 1995, respectively. Mr. Hathaway serves as a director of several private companies. Mr. Hathaway holds a B.A. from Yale University.

   Scot B. Jarvis has served as one of our directors since February 1998. Mr. Jarvis is a co-founder and managing member of Cedar Grove Partners, LLC, a privately owned investment company. From 1994 to 1997, Mr. Jarvis was co-founder and executive vice president of NEXTLINK Communications, Inc., a wireless service operator. Mr. Jarvis serves as a director of Wireless Facilities, Inc., a wireless telecommunications company, Point.com, Inc., an internet services company, Leap Wireless International, Inc., a wireless communications company and Cricket Communications, Inc. a wireless communications company. Mr. Jarvis holds a B.A. from the University of Washington.

   Jennifer Gill Roberts has served as one of our directors since 1995. Ms. Roberts has been a general partner of Sevin Rosen Funds, a venture capital firm, since 1994. Ms. Roberts serves as a director of several private companies. Ms. Roberts holds a B.S. and an M.B.A. from Stanford University and an M.S. from the University of Texas.

   David A. Twyver has served as one of our directors since May 1998. He is currently chief executive officer of Ensemble Communications Inc, a wireless communications equipment company. From 1996 to 1997, Mr. Twyver served as chief executive officer of Teledesic Corporation, a satellite telecommunications company. From 1974 to 1996, Mr. Twyver served in several management positions at Nortel, most recently serving as president of the wireless networks group from 1993 to 1996. Mr. Twyver serves as a director of several private companies. Mr. Twyver holds a B.S. from the University of Saskatchewan.

Board Composition

   Our bylaws currently provide for a board of directors consisting of nine members. All directors hold office until the next annual meeting of our stockholders and until their successors have been duly elected and qualified. Our officers are appointed annually and serve at the discretion of the board of directors.

Committees of the Board of Directors

   The members of the audit committee are Scot Jarvis, Jennifer Gill Roberts and David Twyver. The audit committee reviews the results and scope of the audit and other services provided by our independent accountants.

   The members of the compensation committee are Bandel Carano, David Hathaway and Scot Jarvis. The compensation committee reviews and approves the compensation and benefits for our executive officers, administers our stock purchase and stock option plans and makes recommendations to the board of directors regarding such matters.

Board Compensation

   Except for reimbursement for reasonable travel expenses relating to attendance at board meetings and the grant of stock options, directors are not compensated for their services as directors, except for Bruce Edwards, Scot Jarvis and David Twyver who each receive $1,000 for each board meeting attended and $500 for each committee meeting attended. Directors who are our employees are eligible to participate in the 1995 Stock Option Plan, the 1998 Stock Option Plan, the 2000 Stock Option Plan and the 2000 Employee Stock Purchase Plan. Directors who are not our employees are eligible to participate in the 1998 Amended and Restated Directors' Stock Option Plan. See "Stock Plans."

Compensation Committee Interlocks and Insider Participation

   No member of the compensation committee has at any time been an officer or employee of ours or any subsidiary of ours. See "Certain Relationships and Related Transactions" for a description of certain transactions and relationships between us and Bandel Carano, Bruce Edwards, David Hathaway, Jennifer Gill Roberts and Scot Jarvis and entities affiliated with them.

Executive Compensation

   The following table sets forth information concerning compensation awarded to, earned by or paid to our chief executive officer and our four other most highly compensated executive officers whose total cash compensation exceeded $100,000 during the year ended December 31, 1999 (collectively, our "Named Executive Officers").

                           Summary Compensation Table

                                       Annual
                                    Compensation      Long-Term Compensation
                                 ------------------ ---------------------------
                                                    Securities
                                                    Underlying    All Other
Name and Principal Position       Salary  Bonus (1)  Options   Compensation (2)
---------------------------      -------- --------- ---------- ----------------
Robert H. Hunsberger, President
 and Chief
 Executive Officer.............  $270,766  $12,150   100,000        $ 912

Richard Henderson, Vice
 President of Sales
 and Marketing.................   159,539   80,686    15,000          262

Victor K. Liang, Senior Vice
 President, GSM
 Products Group................   190,263    4,309   130,000          567

Douglas O. Reudink, Chairman
 and Chief
 Technology Officer............   175,488    7,875    50,000        2,364

Martin J. Feuerstein, Vice
 President of
 Product Development...........   139,604   21,075    45,000          251

--------
(1) Bonus represents the amount earned by the employee in 1999 and includes commissions.

(2)  Consists of life insurance premiums paid by us.

   The following table sets forth information for each of our Named Executive Officers concerning stock options granted to them during the fiscal year ended December 31, 1999.

                       Option Grants in Fiscal Year 1999

                                                                        Potential Realizable
                                                                          Value at Assumed
                         Number of  Percentage of                       Annual Rates of Stock
                           Shares   Total Options                      Price Appreciation for
                         Underlying  Granted to   Exercise                  Option Term(5)
                          Options     Employees   Price per Expiration -----------------------
Name                     Granted(1)    in 1999(2) Share(3)   Date(4)        5%         10%
----                     ---------- ------------- --------- ---------- ----------- -----------
Robert H. Hunsberger....  100,000        4.8%       $4.50    6/22/09   $   283,003 $   717,184

Richard Henderson.......   15,000        0.7%        4.50    6/22/09        42,450     107,578

Victor K. Liang.........   40,000        1.9%        4.50    6/22/09       113,201     286,874
                           45,000        2.1%        4.50    5/19/09       127,351     322,733
                           45,000        2.1%        4.50    5/19/09       127,351     322,733

Douglas O. Reudink......   50,000        2.4%        4.50    6/22/09       141,502     358,592

Martin J. Feuerstein....   15,000        0.7%        4.50    5/19/09        42,450     107,578
                           30,000        1.4%        4.50    6/22/09        84,900     215,155

--------
(1) Each of the above options was granted pursuant to our 1998 Stock Option plan.
(2) In the last fiscal year, we granted options to employees to purchase an aggregate of 2,095,105 shares.
(3) In determining the fair market value of our common stock, our board of directors considered factors such as our financial condition and business prospects, our operating results, the absence of a market for our common stock and the risks normally associated with companies comparable to us.
(4) Options granted on June 22, 1999 and expiring on June 22, 2009 vest 50% upon the effectiveness of this offering and the remaining 50% vests one year from the effective date of this offering. Those options granted on May 19, 1999 vest 25% one year from date of grant and the remaining 75% vest monthly over three years.
(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.

        Option Exercises in Last Fiscal Year and Year-End Option Values

   There were no option exercises by our Named Executive Officers in 1999. The following table provides information concerning the number and value of unexercised options held by each of our Named Executive Officers as of December 31, 1999.

                                                                     Value of
                                                                    Unexercised
                                          Number of Securities     In-the-Money
                                               Underlying           Options at
                                         Unexercised Options at    December 31,
                                          December 31, 1999(1)        1999(2)
                                         ------------------------ ---------------
Name                                       Vested     Unvested    Vested Unvested
----                                     ----------- ------------ ------ --------
Robert H. Hunsberger....................     543,750     456,250

Richard Henderson.......................      83,332      91,668

Victor K. Liang.........................      69,061     360,939

Douglas O. Reudink......................          --      50,000

Martin J. Feuerstein....................      52,666      92,334

--------
(1) Certain options granted under the 1998 Stock Option Plan and the 1995 Stock Option Plan may be exercised immediately upon grant and prior to full vesting, subject to the optionee's entering into a restricted stock purchase agreement with us with respect to any unvested shares. The unvested shares are subject to a right of first refusal in favor of Metawave which lapses over time.
(2) Based on an assumed initial public offering price of $     per share,
    multiplied by the number of shares underlying the option.

Severance Arrangements

   We have entered into severance arrangements with Douglas O. Reudink, chief technical officer, Robert H. Hunsberger, president and chief executive officer, Richard Henderson, vice president of sales and marketing, Victor K. Liang, senior vice president, GSM products group, and Andrew Merrill, vice president of customer operations.

   On July 7, 1995, in connection with the Series A preferred stock financing, we entered into an agreement with Dr. Reudink which provides that if we were to terminate his employment without cause after July 7, 1996, we would be obligated to make a lump-sum payment to Dr. Reudink equal to six months of his then-current base salary and to provide benefits for six months following termination. In connection with this agreement, Dr. Reudink entered into a one-year non-competition agreement effective upon the termination of his employment with us.

   On June 27, 1997, in connection with the employment of Mr. Hunsberger, we entered into an arrangement with Mr. Hunsberger which provides that if we were to terminate his employment without cause, we would be obligated to make a lump-sum payment to Mr. Hunsberger equal to twelve months of his then-current base salary and provide benefits for twelve months following termination.

   On October 29, 1997, in connection with the employment of Mr. Henderson, we entered into an arrangement with Mr. Henderson which provides that if we were to terminate his employment without cause, we would be obligated to make a lump-sum payment to Mr. Henderson equal to six months of his then-current base salary.

   On July 23, 1998, in connection with the employment of Mr. Liang, we entered into an arrangement with Mr. Liang that provides that if we were to terminate his employment without cause within the first two years of his employment, we would be obligated to make a lump-sum payment to Mr. Liang equal to six months of his then-current base salary.

   On July 12, 1999, in connection with the employment of Mr. Merrill, we entered into an agreement with Mr. Merrill that provides that if we were to terminate his employment without cause, we would be obligated to pay Mr. Merrill six months of his then-current base salary.

Stock Plans

   2000 Stock Plan. Our 2000 stock option plan provides for the grant of incentive stock options to employees, including employee directors, and of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The purposes of the 2000 stock plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. The 2000 plan was originally adopted by our board of directors in February 2000 and will be approved by our stockholders prior to completion of this offering. The 2000 plan provides for this issuance of options and rights to purchase up to 2,000,000 shares of our common stock, plus an automatic annual increase on the first day of each of our fiscal years beginning in 2001 through 2009 equal to the lesser of 3,000,000 shares, 5% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a lesser number of shares as our board of directors determines. Unless terminated earlier by the board of directors, the 2000 plan will terminate in February 2010.

   The 2000 plan may be administered by the board of directors or a committee of the board, each known as the administrator. The administrator determines the terms of options and stock purchase rights granted under the 2000 plan, including the number of shares subject to the award, the exercise or purchase price, and the vesting and/or exercisability of the award and any other conditions to which the award is subject. No employee may receive awards for more than 2,000,000 shares under the 2000 plan in any fiscal year. Incentive stock options granted under the 2000 plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant. The plan does not impose restrictions on the exercise or purchase price applicable to nonstatutory stock options and stock purchase rights, although we expect that nonstatutory stock options and stock purchase rights granted to our Chief Executive Officer and our four other most highly compensated officers will generally equal at least 100% of the grant date fair market value. Payment of the exercise or purchase price may be made in cash or any other consideration allowed by the administrator.

   With respect to options granted under the 2000 plan, the administrator determines the term of options, which may not exceed 10 years. Generally, an option is nontransferable other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by such optionee. In certain circumstances, the administrator has the discretion to grant nonstatutory stock options with limited transferability rights. Stock options are generally subject to vesting, meaning that the optionee earns the right to exercise the option over a specified period of time only if he or she continues to provide services to Metawave over that period. Shares of stock issued pursuant to stock purchase rights granted under the 2000 plan are generally subject to a repurchase right exercisable by Metawave upon the termination of the holder's employment or consulting relationship with us for any reason (which lapses in accordance with the terms of the stock purchase right determined by the administrator at the time of grant). In addition, the 2000 stock plan provides that options to purchase vested shares will terminate, and we will have the right to repurchase vested shares issued under the plan, if we terminate a participant's employment or consulting relationship with us for cause.

   If we are acquired, we would expect that options and stock purchase rights outstanding under the 2000 plan at the time of the transaction would be assumed or replaced with substitute options by our acquiror. If our acquiror did not assume or replace outstanding awards, then the vesting of these awards would accelerate so that the holder of an outstanding award would be able to exercise and retain the number of shares that he or she would have vested in had he or she continued working for us for another 12 months (if the holder had been employed by us for less than 2 years at the time of the acquisition) or for another 24 months (if the holder had been employed for us for 2 years or more at the time of the acquisition) from the acquisition date. In addition, if our acquiror assumed or replaced outstanding awards at the time of the acquisition and a plan participant holding assumed or replaced awards experienced an involuntary termination of his or her employment or consulting relationship within six months following the transaction, then the vesting of outstanding options or stock held by any such person who is not a Section 16 reporting person at the time of the acquisition would accelerate as to 12 or 24 months (depending upon the duration of the person's service relationship with us and our acquiror as described above), and as to all the shares underlying an award held by a person who is a
Section 16 reporting officer at the time of the acquisition. Outstanding awards, the number of shares remaining available for issuance under the 2000 plan, the maximum number of shares subject to awards that may be granted to an employee during a year and the fixed number in the plan's evergreen formula will adjust in the event of a stock split, stock dividend or other similar change in our capital stock. The administrator has the authority to amend or terminate the 2000 plan, but no action may be taken that impairs the rights of any holder of an outstanding option or stock purchase right without the holder's consent. In addition, we must obtain stockholder approval of amendments to the plan as required by applicable law.

   1995 and 1998 Stock Option Plans. In addition to our 2000 stock plan, we have two prior employee stock plans, our Third Amended and Restated 1995 Stock Option Plan and our 1998 Stock Option Plan. These plans provide for the grant of incentive stock options to employees, including employee directors, and the grant of nonstatutory stock options to employees, consultants and directors.

   Our 1995 stock plan was originally adopted by our board of directors in August 1995 and approved by our stockholders in January 1996. It has been amended and restated three times since its adoption such that there are currently 4,150,000 shares of common stock reserved for issuance under this plan. As of December 31, 1999, options to purchase 3,044,943 shares of common stock at a weighted average exercise price of $2.85 were outstanding, 1,062,156 shares with a weighted average purchase price of $0.45 have been issued upon exercise of options and 42,901 shares remain available for issuance under our 1995 plan. Unless terminated earlier, the 1995 plan will terminate in August 2005.

   Our 1998 stock option plan was originally adopted by our board of directors in May 1998 and approved by our stockholders in September 1998. An aggregate of 2,645,053 shares of common stock has been reserved for issuance under the 1998 plan. As of December 31, 1999, options to purchase 1,057,999 shares of common stock at a weighted average exercise price of $5.21 were outstanding, 607 shares with a weighted average exercise price of $4.50 have been issued upon exercise of options and 1,586,447 shares remain available for future grant. Unless terminated earlier, this plan will terminate in September 2008.

   The terms of awards issued under our 1995 and 1998 plans are generally the same as those that may be issued under our 2000 stock plan, except with respect to the following features. Neither the 1995 plan nor the 1998 plan provides for the issuance of stock purchase rights to employees and consultants. The 1998 plan provides that, as of our first stockholders meeting following the third calendar year after the year in which this offering takes place, the maximum number of shares that may be granted to any individual employee during a fiscal year is 850,000 shares. The 1995 plan does not impose an annual limitation on the number of shares of stock subject to options that may be granted to any individual employee during a fiscal year. Under both plans, generally an option is nontransferable other than by will or the laws or descent or distribution. In addition, neither plan provides for forfeiture of vested options or stock upon a termination of the holder's service relationship with us for cause.

   2000 Employee Stock Purchase Plan. Our 2000 employee stock purchase plan was adopted by the board of directors in February 2000 and will be submitted for approval by our stockholders prior to completion of this offering. A total of 350,000 shares of common stock has been reserved for issuance under the 2000 purchase plan, none of which have been issued as of the date of this offering. The number of shares reserved for issuance under the 2000 purchase plan will be subject to an automatic annual increase on the first day of each of our fiscal years beginning in 2001 through 2009 equal to the lesser of 400,000 shares, 1% of our outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as the board of directors determines. The 2000 purchase plan becomes effective upon the date of this offering. Unless terminated earlier by the board of directors, this plan will terminate in February 2020.

   The 2000 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented by a series of overlapping offering periods of approximately 24 months' duration, with new offering periods (other than the first offering period) commencing on May 1 and November 1 of each year. Each offering period will generally consist of four consecutive purchase periods of six months' duration, at the end of which an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on April 30, 2002; the initial purchase period is expected to begin on the date of this offering and end on October 31, 2000, with subsequent purchase periods ending on April 30, 2001, October 31, 2001 and April 30, 2002. The 2000 purchase plan will be administered by the board of directors or by a committee appointed by the board. Our employees (including officers and employee directors), or of any majority-owned subsidiary designated by the board, are eligible to participate in the 2000 purchase plan if they are employed by us or a designated subsidiary for at least 20 hours per week and more than five months per year. The 2000 purchase plan permits eligible employees to purchase common stock through payroll deductions at a rate of not more than 15% of an employee's compensation. The purchase price is equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period, subject to certain adjustments as provided in the plan. Employees may end their participation in the 2000 purchase plan at any time during an offering period, and participation ends automatically on termination of employment. No employee may purchase more than 2,000 shares of common stock under the 2000 Purchase Plan in any one purchase period.

   If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each right to purchase stock under the 2000 purchase plan will be assumed or an equivalent right substituted by our acquiror. If our acquiror did not agree to assume or substitute stock purchase rights, any offering period and purchase period then in progress would be shortened and a new exercise date occurring prior to the closing of the transaction would be set. Outstanding awards, shares remaining available for issuance under the plan, the fixed number in the plan's evergreen formula, and the maximum number of shares that may be purchased during a six-month purchase period will each adjust in the event of a stock split, stock dividend or other similar change in our capital stock. Our board of directors has the power to amend or terminate the 2000 purchase plan and to change or terminate offering periods as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. However, the board of directors may amend or terminate the 2000 purchase plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

   Amended and Restated 1998 Directors' Stock Option Plan. The 1998 directors' stock option was adopted by the board of directors in February 1998 and approved by our stockholders in April 1998. It was amended in February 2000 by our board of directors to increase the total number of shares of common stock reserved for issuance under the plan from 300,000 to 700,000 shares. This amendment will be submitted to our stockholders for approval prior to the date of this offering. As of December 31, 1999, options to purchase 225,000 shares of common stock with a weighted average exercise price of $4.33 were outstanding and no shares had been purchased upon exercise of options issued under the plan. We expect that a total of 475,000 shares of common stock will be available for issuance as of the date of this offering.

   The directors' plan provides for the grant of nonstatutory stock options to our nonemployee directors. Prior to the date of this offering, option grants made under the 1998 directors' plan were made on a discretionary basis by our board of directors. Following this offering, the plan provides for automatic formula grants to our nonemployee directors. The directors' plan is designed to work after the date of this offering automatically without administration; however, to the extent administration is necessary, it will be performed by our board of directors. To the extent they arise, it is expected that conflicts of interest will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which a director has a personal interest. Unless terminated earlier, the directors' plan will terminate in February 2008.

   The directors' plan provides that each person who becomes a nonemployee director after the completion of this offering will be granted a nonstatutory stock option to purchase 25,000 shares of common stock on the date on which such individual first becomes a member of our board of directors. In addition, on the date of each annual stockholders meeting, each nonemployee director who will continue serving on the board following the meeting and who has been a director of Metawave for at least six months prior to the meeting date will be granted an option to purchase 10,000 shares of common stock.

   All options granted under the directors' plan will have a term of ten years and an exercise price equal to the fair market value of on the date of grant and will be transferable only to members of a directors' immediate family and to trusts and other entities for the benefit their family members. Options granted under the directors' plan to new nonemployee directors following this offering will vest as to 25% of the shares underlying the option on the first anniversary of the date of the option grant and as to 1/48th of the shares each month after the first anniversary so that these options will be fully vested on the fourth anniversary of the grant date. Options granted to our nonemployee directors at the time of each annual stockholders meeting following this offering will vest as to 1/36th of the shares underlying the option so that these options will be fully vested on the third anniversary of the grant date. If Metawave determines that a director has engaged in fraud, embezzlement or similar acts against us, or if a director has disclosed information that is confidential to Metawave or engaged in any conduct constituting unfair competition against us, we have the right to suspend or terminate that director's right to exercise an option under the directors' plan.

   If we are acquired by another corporation, we would expect each option outstanding under our 1998 directors' plan to be assumed or replaced with equivalent options by our acquiror. If our acquiror did not assume or replace outstanding options, then the vesting of outstanding awards would accelerate so that nonemployee directors holding options would be able to exercise and retain the number of shares that he or she would have vested in had he or she continued serving as a member of our board of directors for us for another 12 months (if the director had been a member of our board us for less than 2 years at the time of the acquisition) or for another 24 months (if he or she had been a member of our board for 2 years or more at the time of the acquisition) following the acquisition date. Outstanding awards, the number of shares remaining available for grant under the plan, and the number of shares subject to the automatic director grants described above will each adjust in the event of a stock split, stock dividend or other similar change in our capital stock. Our board of directors may amend or terminate the directors' plan as long as such action does not adversely affect any outstanding option. We will obtain stockholder approval for any amendment to the plan to the extent required by applicable law.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by the Delaware General Corporation Law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability for:

  . any breach of the director's duty of loyalty to Metawave or to our stockholders,

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  . unlawful payments of dividends or unlawful stock repurchases or redemptions, or

  . any transaction from which a director derives an improper personal benefit.

   Our bylaws provide that we shall indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of an indemnified party. Our bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of such party's status or service as a director, officer, employee or other agent of Metawave upon an undertaking by such party to repay such advances if it is ultimately determined that such party is not entitled to indemnification. This advancement of expenses is subject to authorization by the board of directors in the case of non-executive officers, employees and agents.

   We have entered into separate indemnification agreements with each of our directors and officers. These agreements require us, among other things, to indemnify the director or officer against expenses, including attorney's fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of his or her status or service as one of our directors or officers other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by us. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

   At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Sales of Equity Securities

   Certain stock option grants to our directors and executive officers are described herein under the caption "Management--Executive Compensation."

   Since July 1995, we have issued, in private placement transactions, shares of preferred stock as follows:

  . an aggregate of 5,500,000 shares of Series A preferred stock at $1.00 per share in July 1995,

  . an aggregate of 2,711,113 shares of Series B preferred stock at $3.375 per share in May 1996,

  . an aggregate of 2,491,880 shares of Series C preferred stock at $6.16 per share in October and November 1996,

  . an aggregate of 2,397,727 shares of Series D preferred stock at $8.00 per share in August 1997, and

  . an aggregate of 18,276,151 shares of Series E preferred stock at $5.00 per share in December 1998, January, April and June 1999.

   Upon completion of this offering, each outstanding share of Series A and Series B preferred stock will convert into one share of our common stock. Each share of Series C preferred stock will convert into 1.30786 shares of our common stock, each share of Series D preferred stock will convert into 1.44144 shares of our common stock and each share of Series E preferred stock will convert into 1.42857 shares of our common stock.

   Listed below are those directors, executive officers and five percent stockholders who have made equity investments in Metawave during the last three fiscal years. We believe that the shares issued in these transactions were sold at the then fair market value and that the terms of these transactions were no less favorable than we could have obtained from unaffiliated third parties.

                                    Series A  Series B  Series C  Series D  Series E
                           Common   Preferred Preferred Preferred Preferred Preferred
Investor(1)                 Stock     Stock     Stock    Stock(2)  Stock(2)  Stock(2)
-----------               --------- --------- --------- --------- --------- ---------
Entities affiliated with
 Venrock Associates(3)..         -- 1,833,334  888,889   424,629   263,481    883,746
Entities affiliated with
 Oak Investment
 Partners(4)............         -- 1,833,333  888,889   424,629   263,481  8,026,596
Entities affiliated with
 The Sevin Rosen
 Funds(5)...............         -- 1,828,333  875,556   424,629   263,481    883,747
Entities affiliated with
 MeriTech Capital
 Partners L.P...........         --        --       --        --        --  7,142,850
General Motors
 Investment Management
 Corporation............         --        --       --        --        --  4,999,995
Entities associated with
 Merrill Lynch, Pierce,
 Fenner & Smith
 Incorporated...........         --        --       --        --        --  3,571,425
Douglas O. Reudink......  1,359,230        --       --        --        --         --
Jennifer Gill
 Roberts(5).............         --     5,000    7,480        --        --         --

--------
(1) Shares held by affiliated persons and entities have been aggregated. See "Principal Stockholders."

(2) Shown on an as-converted basis.

(3) David R. Hathaway, a director, is a general partner of Venrock Associates.

(4) Bandel L. Carano, a director, is a general partner of Oak Investment
    Partners.

(5) Jennifer Gill Roberts, a director, is a general partner of the Sevin Rosen Funds. In addition to the equity investment made by entities affiliated with Sevin Rosen Funds, (i) Ms. Roberts purchased 5,000 shares of Series A preferred stock and 7,480 shares of Series B preferred stock for her own account and (ii) Steven L. Domenik, a general partner of Sevin Rosen, purchased 5,926 shares of Series B preferred stock for his own account.

   On April 3, 1998, Dr. Reudink sold 30,770 shares of common stock at a price of $6.50 per share to Cedar Grove Investment L.L.C., a limited liability corporation which is managed by Mr. Scot Jarvis, one of our directors. On April 17, 1998, Dr. Reudink sold 20,000 shares of common stock at a price of $6.50 per share to Spinnaker Offshore Founders Fund, an entity affiliated with Bowman Capital Management and related entities which are holders of Series D preferred stock.

   On April 28, 1998, we issued an aggregate principal amount of $29.0 million 13.75% Senior Secured Bridge Notes due April 28, 2000 to certain institutional investors, including Powerwave Technologies, Inc. of which Bruce Edwards, one of our directors, is president and chief executive officer. In addition, we issued warrants to purchase an aggregate of 542,335 shares of our Series D preferred stock at a purchase price of $0.01 per share. The number of shares of Series D preferred stock issuable upon exercise of these warrants was adjusted in December 1998 in connection with our sale of Series E preferred stock. On April 28, 1999 all outstanding principal and accrued interest on these notes were repaid in full. On April 26, 1999 all of the warrants issued in connection with these notes were exercised and 620,702 shares of Series D preferred stock were issued. Powerwave purchased $2,500,000 in aggregate principal amount of the 13.75% Senior Secured Bridge Notes and was issued a warrant to purchase up to an aggregate of 46,336 shares of Series D preferred stock at an exercise price of $0.01 per share which was exercised in full in April 1999 for 53,509 shares of Series D preferred stock as a result of certain adjustments.

   Powerwave Technologies, Inc. is currently our sole supplier of linear power amplifiers, a component in our smart antenna systems. From January 1, 1999 to December 31, 1999, we purchased a total of $6.1 million of linear power amplifiers and related components from Powerwave. Pursuant to a manufacturing agreement, Powerwave will manufacture and sell to us 100% of our requirements for linear power amplifiers that Powerwave manufactures.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information known to us regarding beneficial ownership of our common stock as of December 31, 1999, after giving effect to the conversion of all outstanding shares of preferred stock, and as adjusted to reflect the sale of common stock offered by this prospectus, as to:

  . each person, or group of affiliated or associated persons, who owns beneficially more than 5% of the outstanding shares of our common stock,

  . each of our directors,

  . each of our Named Executive Officers, and

  . all of our directors and executive officers as a group.

   Unless otherwise indicated, the address of each stockholder is: c/o Metawave Communications Corporation, 10735 Willows Road NE, P.O. Box 97069, Redmond, WA 98073-9769.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The percent of beneficial ownership for each stockholder is based on 45,545,882 shares of common stock outstanding prior to this offering, on an as converted
basis, and         shares of common stock outstanding after this offering.
Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                           Percent of Shares
                                                              Outstanding
                                                 Shares    -----------------
                                              Beneficially Prior to  After
Name and Address                                 Owned     Offering Offering
--------------------------------------------- ------------ -------- --------
Oak Investment Partners(1)...................  11,558,596    25.4%
  525 University Avenue, Suite 1300
  Palo Alto, CA 94301-1902
Venrock Associates(2)........................   4,406,744     9.7
  30 Rockefeller Plaza
  New York, NY 10112-0184
The Sevin Rosen Funds(3).....................   4,397,412     9.7
  550 Lytton Avenue, Suite 200
  Palo Alto, CA 94301-1542
MeriTech Capital Partners(4).................   7,142,850    15.7
  428 University Avenue, 2nd Floor
  Palo Alto, CA 94301
General Motors Investment Management
 Corporation.................................   4,999,995    11.0
  767 Fifth Avenue(5)
  New York, New York 10153
Merrill Lynch, Pierce, Fenner & Smith
 Incorporated(6).............................   3,571,425     7.8
  World Financial Center, South Tower
  New York, New York 10080-6123
Douglas O. Reudink(7)........................   1,384,230     3.0
Robert H. Hunsberger(8)......................     900,000     1.9
Victor K. Liang(9)...........................     390,000      *
Richard Henderson(10)........................     160,000      *
Martin J. Feuerstein(11).....................      97,000      *
Bandel L. Carano(1)..........................  11,558,596    25.4
Jennifer Gill Roberts(12)....................   4,409,820     9.7
David R. Hathaway(2).........................   4,406,744     9.7
Scot B. Jarvis(13)...........................      92,228      *
Bruce C. Edwards(14).........................       9,895      *
David A. Twyver(15)..........................       9,895      *
All directors and executive officers as a
 group (13 persons)(16)......................  23,571,408    51.8

--------
  *  Represents less than 1% ownership.

Footnotes continued on following page.

 (1) Includes 4,315,065 shares held by Oak Investment Partners VI, L.P., 7,007,136 shares held by Oak Investment Partners VIII, L.P., 100,680 shares held by Oak VI Affiliates Fund, L.P. and 135,715 shares held by Oak VIII Affiliates Fund, L.P. Bandel L. Carano, one of our directors, is a Managing Member of Oak Associates VI, L.L.C., a general partner of Oak Investment Partners VI, L.P., a General Partner of Oak VI Affiliates and a general partner of Oak VI Affiliates Fund, and as such may be deemed to share voting and investment power with respect to such shares. Mr. Carano disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.

 (2) Includes 2,572,947 shares held by Venrock Associates and 1,833,797 shares held by Venrock Associates II, L.P. David R. Hathaway, a director, is a general partner of Venrock Associates and Venrock Associates II, L.P., and as such, may be deemed to share voting and investment power with respect to such shares. Mr. Hathaway disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.

 (3) Includes 15,220 shares held by Sevin Rosen Bayless Management Co., 2,998,417 shares held by Sevin Rosen Fund IV L.P., 1,327,042 shares held by Sevin Rosen Fund V L.P., 56,733 shares held by Sevin Rosen V Affiliates Fund L.P.

 (4) Includes 7,028,564 shares held by MeriTech Capital Partners and 114,286 shares held by MeriTech Capital Affiliates, L.P.

 (5) Includes 4,999,995 shares held by Chase Manhattan Bank, as trustee for First Plaza Group Trust, General Motors Investment Management Corporation.

 (6) Includes 1,428,570 shares held by ML IBK Positions, Inc, 889,999 shares held by Merrill Lynch KECALP L.P. 1997, 985,713 shares held by Merrill Lynch KECALP L.P. 1999, 171,428 shares held by Merrill Lynch KECALP International L.P. 1997 and 85,714 shares held by Merrill Lynch KECALP International L.P. 1999.

 (7) Includes 25,000 shares held in trust for Matthew Reudink, Dr. Reudink's son.

 (8) Includes 900,000 shares issuable upon the exercise of immediately exercisable options held by Mr. Hunsberger within 60 days of December 31, 1999, 356,250 shares of which are subject to our right of repurchase that lapses over time.

(9) Includes 390,000 shares issuable upon the exercise of immediately exercisable options held by Mr. Liang within 60 days of December 31, 1999, 320,939 shares of which are subject to our right of repurchase that lapses over time.

(10) Includes 160,000 shares issuable upon the exercise of immediately exercisable options held by Mr. Henderson within 60 days of December 31, 1999, 76,668 shares of which are subject to our right of repurchase that lapses over time.

(11) Includes 97,000 shares issuable upon the exercise of immediately exercisable options held by Mr. Feuerstein within 60 days of December 31, 1999, 44,344 shares of which are subject to our right of repurchase that lapses over time.

(12) Includes the shares referenced in footnote (3) and 12,408 shares held by Ms. Roberts. Jennifer Gill Roberts, one of our directors, is a general partner of Sevin Rosen Fund IV L.P., Sevin Rosen Fund V L.P. and Sevin Rosen V Affiliates Fund L.P., and as such, may be deemed to share voting and investment power with respect to such shares. Ms. Roberts disclaims beneficial ownership of the shares referenced in footnote (3), except to the extent of her pecuniary interest in such shares.

(13) Includes 80,770 shares owned by Cedar Grove Investments, LLC, Cedar Grove, and 11,458 shares issuable upon the exercise of immediately exercisable options held by Mr. Jarvis within 60 days of December 31, 1999. Mr. Jarvis, a managing member of Cedar Grove, disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.

(14) Includes shares issuable upon the exercise of vested options held by Mr. Edwards within 60 days of December 31, 1999.

(15) Includes shares issuable upon the exercise of vested options held by Mr. Twyver within 60 days of December 31, 1999.

(16) Includes shares referred to in footnotes (1) (3), (7)-(15) and 153,000 shares issuable upon exercise of outstanding options exercisable within 60 days of December 31, 1999 held by other officers.

                           DESCRIPTION OF SECURITIES

   Following the closing of the sale of the shares of common stock offered hereby, our authorized capital stock will consist of 150,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of December 31, 1999, there were 3,586,464 shares of common stock outstanding that were held of record by approximately 115
stockholders. There will be            shares of common stock outstanding
(assuming no exercise of outstanding options after December 31, 1999) after giving effect to the sale of the shares of common stock offered hereby and conversion of all outstanding preferred shares.

Common Stock

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Metawave, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   Upon the closing of this offering, the board of directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

   The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Metawave without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. As of the closing of this offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Warrants

   As of December 31, 1999, we had warrants outstanding to purchase an aggregate of 31,250 shares of common stock, 65,416 shares of Series A preferred stock, 19,999 shares of Series B preferred stock, 44,585 shares of Series C preferred stock and 6,306 shares of Series D preferred stock.

   In connection with a equipment lease line entered into with Transamerica Business Credit Corporation in May 1999, we issued a warrant to purchase up to an aggregate of 31,250 shares of common stock at an exercise price of $4.50 per share. The warrant expires on May 19, 2004.

   In connection with an equipment lease line entered into in December 1995, we issued a warrant to purchase up to an aggregate of 48,750 shares of Series A preferred stock to Comdisco, Inc. at an exercise price of $2.1875 per share. The warrant expires on December 13, 2002. In connection with a second equipment lease line entered into in April 1996, we issued a warrant to purchase up to an aggregate of 16,666 shares of Series A preferred stock to Comdisco at an exercise price of $2.1875 per share. The warrant expires on April 9, 2003. In connection with a third equipment lease line entered into in August 1996, we issued a warrant to purchase up to an aggregate of 19,999 shares of Series B preferred stock to Comdisco at an exercise price of

$4.7675 per share. The warrant and the extension expire on the later of August 20, 2003 or three years following the effective date of this offering. In connection with a fourth equipment lease line entered into in June 1997, we issued a warrant to purchase up to an aggregate of 34,090 shares of Series C preferred stock to Comdisco at an exercise price of $6.16 per share. The warrant expires on the later of June 9, 2004 or 18 months following the effective date of this offering.

   In connection with an equipment lease line entered into with Insight Investments Corporation in April 1998, we issued a warrant to purchase up to an aggregate of 4,375 shares of Series D preferred stock at an exercise price of $8.00 per share. The warrant expires on the closing of this offering.

Registration Rights of Certain Holders

   The holders of 43,318,648 shares of common stock or certain of their transferees are entitled to rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of registrable securities. Subject to certain limitations in the agreement, certain holders of the registrable securities may require, on two occasions at any time after six months from the effective date of this offering, that we use our best efforts to register the registrable securities for public resale, provided that the proposed aggregate offering price is at least $7,500,000. If we register any of our common stock either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten public offering. Subject to certain conditions, all fees, costs and expenses of such registrations must be borne by us and all selling expenses, including underwriting discounts, selling commissions and stock transfer taxes, relating to registrable securities must be borne by the holders of the securities being registered. In addition, we have agreed to indemnify the holders of registration rights against liabilities under the Securities Act.

Anti-Takeover Provisions of Delaware and Washington Law and Charter Documents

   We are subject to the provisions of Section 203 of the Delaware General Corporate Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of Metawave without further action by the stockholders.

   The laws of the State of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act, or the WBCA, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation, an "acquiring person", for a period of five years after such acquisition, unless the transaction or acquisition of such shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares or allowing the acquiring person to receive disproportionate benefit as a stockholder. After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute. A target corporation includes a foreign corporation if:

  . the corporation has a class of voting stock registered pursuant to
    Section 12 or 15 of the Exchange Act,

  . the corporation's principal executive office is located in Washington, and

  . any of (a) more than 10% of the corporation's stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, (c) 1,000 or more of its stockholders of record are Washington residents, (d) a majority of the corporation's employees are Washington residents or more than 1,000 Washington residents are employees of the corporation, or (e) a majority of the corporation's tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington.

   A corporation may not "opt out" of this statute and, therefore, we anticipate this statute will apply to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change in control of Metawave.

   In addition, upon completion of this offering, certain provisions of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management of Metawave, which could have an adverse effect on the market price of our common stock. Our stock option and purchase plans generally provide that upon a change in control or similar event optionees are entitled to accelerated vesting credit equal to either twelve months or twenty-four months of additional vesting beyond that otherwise scheduled, based on whether he or she has been employed by Metawave less than two years, or two years or more, respectively, as of the date of such event unless in connection with the change in control or similar event, outstanding options are assumed or substituted for equivalent options of a successor corporation. The board of directors has authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Metawave. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of such preferred stock could have a material adverse effect on the market value of the common stock. We have no present plan to issue shares of preferred stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services L.L.C. and their number is (206) 674-3030.

Listing

   We have applied to list our common stock on the Nasdaq National Market under the trading symbol "MTWV."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have outstanding      shares of
common stock, assuming no exercise of options after December 31, 1999. Of these
shares, the      shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our "affiliates" as that term is defined in Rule 144 of the Securities Act.

   The remaining 45,545,882 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144 and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. All of our directors and executive officers and certain other stockholders, holding in the
aggregate      of the shares of common stock outstanding prior to this
offering, are contractually obligated not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated or us. The number of shares of common stock available for sale in the public market is further limited by restrictions under the Securities Act.

   Because of the restrictions noted above, on the date of this prospectus and until 180 days after the date of this prospectus, assuming no release of the lockup period by us or by Merrill Lynch, Pierce, Fenner & Smith Incorporated,
     shares in addition to the      shares offered hereby will be eligible for
sale in the public market. Beginning 90 days after the effective date of this
offering, approximately      restricted shares will be eligible for sale in the
public market. Beginning 180 days after the effective date of this offering, approximately 42,474,518 restricted shares, will be eligible for sale in the public market, subject in some cases to certain volume limitations. Upon the
expiration of one-year minimum holding periods, an additional      shares will
be eligible for sale.

                         Shares
   Days after Date    Eligible for
  of this Prospectus      Sale                       Comment
 -------------------- ------------ -------------------------------------------
 Upon effectiveness..              Shares sold in offering
 Upon effectiveness..              Freely tradable shares salable under Rule
                                   144(k) that are not subject to the lockup
 91 days.............              Shares salable under Rules 701 and 144 and
                                   not subject to the lockup
 181 days............   42,274,518 Lockup released; shares salable under Rules
                                   144 and 701

   In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed our "affiliates", would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding or the average weekly trading volume of the common stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

   In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. During the lockup period, we intend to file a registration statement under the Securities Act to register shares to be issued pursuant to our employee benefit plans. As a result, any options exercised under the 1995 stock option plan, the 1998 stock option plan, the 2000 stock option plan, the

2000 director option plan, the 2000 employee stock purchase plan or any other benefit plan after the effectiveness of such registration statement will also be freely tradable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of December 31, 1999, there were outstanding options for the purchase of 4,327,942 shares of our common stock under our employee benefit plans.

   Prior to this offering, there has been no public market for our securities. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market after the lapse of the restrictions described above could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which we deem appropriate. In addition, after this offering, the holders of the registrable securities will be entitled to certain demand and piggyback rights with respect to registration of their shares under the Securities Act. Registration of those shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by our affiliates) immediately upon the effectiveness of such registration. If such holders, by exercising their demand registration rights, cause a larger number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. If we were to include in a registration initiated by us, any registrable securities pursuant to the exercise of piggyback registration rights, such sales may have an adverse effect on our ability to raise needed capital.

                                  UNDERWRITING

General

   We intend to offer our common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney and U.S. Bancorp Piper Jaffray are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from our company, the number of shares of common stock set forth opposite its name below.

                                                                       Number of
        Underwriter                                                     Shares
        -----------                                                    ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................
   Salomon Smith Barney...............................................
   U.S. Bancorp Piper Jaffray Inc.....................................
        Total.........................................................
                                                                         ====

   The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated. The closings for the sales of shares to be purchased by the underwriters are conditioned on one another.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

   The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

   The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain
dealers at a price less a concession not in excess of $     per share of common
stock. The underwriters may allow, and such dealers may reallow, a discount not
in excess of $     per share of common stock to certain other dealers. After
the initial public offering, the public offering price, concession and discount may change.

   The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                  Without  With
                                                        Per Share Option  Option
                                                        --------- ------- ------
Public offering price..................................    $        $      $
Underwriting discount..................................
Proceeds, before expenses, to Metawave.................

   The expenses of the offering, not including the underwriting discount, are estimated at $1,000,000 and are payable by Metawave.

Over-allotment Option

   We have granted to the underwriters an option, exercisable no later than days after the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriters name in the above table bears to the total number of shares of common stock offered hereby, and we will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of common stock offered hereby. If purchased, the underwriters will offer such additional shares on the same terms
as those on which the              shares are being offered.

Reserved Shares

   At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our employees, distributors, suppliers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

   We, our executive officers and directors and most of our existing stockholders have agreed not to directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act relating to any shares of our common stock (other than shares sold in this offering or hereafter acquired in the public market), or

  . enter into any swap or other agreement or any other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch Pierce, Fenner & Smith Incorporated on behalf of the underwriters for a period of 180 days after the date of the prospectus. See "Shares Eligible for Future Sale."

Quotation on the Nasdaq National Market

   We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "MTWV."

   Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives and the lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  . the valuation multiples of publicly traded comparisons that the representatives and the lead managers believe to be comparable to us,
  .  our financial information,

  . the history of, and the prospects for, our company and the industry in which we compete,
  . an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,
  . the present state of our development and . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Other Relationships

   ML IBK Positions, Inc. and other investment funds which are associated with Merrill Lynch, Pierce, Fenner & Smith Incorporated purchased an aggregate of 3,571,425 shares of our Series E preferred stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated has in the past provided and may in the future provide, investment banking services for which they have received, and may receive, customary fees.


Price Stabilization and Short Positions

   Until the distribution of our common stock is completed, rules of the Commission may limit the ability of the underwriters to bid for and purchase our common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of our common stock. Stock transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

   The underwriters may create a short position in our common stock in connection with the offering. This means that if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing our common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by our counsel, Venture Law Group, a Professional Corporation, Kirkland, Washington. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, a Professional Corporation, Palo Alto, California.

                                    EXPERTS

   The financial statements and schedule of Metawave Communications Corporation as of December 31, 1997, 1998 and 1999 and the related statements of operations, shareholders' equity (deficit), and cash flows for the years then ended and the period from January 19, 1995 (inception) to December 31, 1995 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports, given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, including items contained in the exhibits to the registration statement. For further information about our company and the common stock being offered by this prospectus, you should see the registration statement and the exhibits, financial statements and notes filed with the registration statement. Statements made in this prospectus concerning other documents are not necessarily complete. Copies of the registration statement, including exhibits, financial statements and notes, may be inspected without charge at the SEC principal office in Washington, D.C. or obtained at prescribed rates from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the public reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. We have filed the registration statement, including the exhibits and schedules, electronically with the SEC via the SEC EDGAR system.

                      METAWAVE COMMUNICATIONS CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
     Report of Ernst & Young LLP, Independent Auditors..................... F-2

     Consolidated Balance Sheets........................................... F-3

     Consolidated Statements of Operations................................. F-4

     Consolidated Statements of Stockholders' Deficit...................... F-5

     Consolidated Statements of Cash Flows................................. F-6

     Notes to Consolidated Financial Statements............................ F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Metawave Communications Corporation

   We have audited the accompanying consolidated balance sheets of Metawave Communications Corporation as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metawave Communications Corporation at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Seattle, Washington
February 11, 2000

                      METAWAVE COMMUNICATIONS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                                    Pro Forma
                                                                  Stockholders'
                                                December 31,        Equity at
                                             -------------------  December 31,
                                               1998      1999         1999
                                             --------  ---------  -------------
                                                                   (Unaudited)
ASSETS
------

Current assets:
  Cash and cash equivalents................. $ 10,763   $ 20,165
  Accounts receivable, less allowances of
   $908 ($693 in 1998)......................    4,329     10,127
  Inventories...............................    7,929      4,149
  Debt issuance costs, net of amortization
   of $6,491 ($4,170 in 1998)...............    2,321        --
  Prepaid expenses and other assets.........      621        613
                                             --------  ---------
    Total current assets....................   25,963     35,054
Property and equipment, net.................    6,355      5,701
Other noncurrent assets.....................      192        191
                                             --------  ---------
    Total assets............................ $ 32,510  $  40,946
                                             ========  =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
-------------------------------------

Current liabilities:
  Accounts payable.......................... $  5,412  $   3,758
  Accrued liabilities.......................    2,334      2,392
  Accrued compensation......................    1,461      1,511
  Senior secured notes......................   31,704        --
  Current portion of notes payable..........      134         75
  Current portion of capital lease
   obligations..............................    1,908      2,692
  Deferred revenues.........................      145      1,766
                                             --------  ---------
    Total current liabilities...............   43,098     12,194
Capital lease obligations, less current
 portion....................................    4,326      2,479
Notes payable, less current portion.........       87          8
Other long-term liabilities.................      --          16
Commitments:
Convertible and redeemable preferred stock,
 issued and outstanding shares--14,029,088
 in 1998, 32,027,203 in 1999, and none pro
 forma, at liquidation value................   56,472    143,945
Convertible and redeemable preferred stock
 warrants...................................    5,123        157
Stockholders' equity (deficit):
  Preferred stock, $.0001 par value:
   Authorized shares--37,000,000, of which
   32,027,203 have been designated as
   convertible and redeemable at December
   31, 1999.................................
  Common stock, $.0001 par value:
   Authorized shares--50,000,000; issued and
   outstanding shares--3,168,442 in 1998,
   3,617,714 in 1999 and 45,577,132
   pro forma................................    2,179      2,810    $ 146,912
  Deferred stock compensation...............     (554)      (488)        (488)
  Accumulated other comprehensive income ...        6         19           19
  Accumulated deficit.......................  (78,227)  (120,194)    (120,194)
                                             --------  ---------    ---------
    Total stockholders' equity (deficit)....  (76,596)  (117,853)   $  26,249
                                             --------  ---------    =========
    Total liabilities and stockholders'
     equity................................. $ 32,510  $  40,946
                                             ========  =========

                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (in thousands, except share and per share data)

                                                 Year Ended December 31,
                                              -------------------------------
                                                1997       1998       1999
                                              ---------  ---------  ---------
Revenues..................................... $   1,450  $  15,991  $  22,596
Cost of revenues.............................     1,728     18,028     22,236
                                              ---------  ---------  ---------
Gross profit (loss)..........................      (278)    (2,037)       360
Operating expenses:
  Research and development...................    13,083     18,495     22,638
  Sales and marketing........................     5,383     11,346     10,973
  General and administrative.................     3,762      5,887      5,542
                                              ---------  ---------  ---------
    Total operating expenses.................    22,228     35,728     39,153
                                              ---------  ---------  ---------
Operating loss...............................   (22,506)   (37,765)   (38,793)
Other income, net............................       851        790      1,165
Interest expense.............................      (449)    (7,353)    (4,339)
                                              ---------  ---------  ---------
    Other income (expense), net..............       402     (6,563)    (3,174)
                                              ---------  ---------  ---------
Net loss..................................... $ (22,104) $ (44,328) $ (41,967)
                                              =========  =========  =========
Basic and diluted net loss per share......... $  (11.59) $  (14.59) $  (12.52)
                                              =========  =========  =========
Shares used in computation of basic and
 diluted net loss per share.................. 2,724,000  3,038,611  3,352,197
                                              =========  =========  =========



                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

              For the Years Ended December 31, 1997, 1998 and 1999
                       (in thousands, except share data)

                                                           Accumulated
                            Common Stock       Deferred       Other                     Total
                          -----------------     Stock     Comprehensive Accumulated Stockholders'
                           Shares    Amount  Compensation    Income       Deficit      Deficit
                          ---------  ------  ------------ ------------- ----------- -------------
Balance at January 1,
 1997...................  2,651,101  $   10    $     0         $ 0       $ (11,795)   $ (11,785)
 Exercise of stock
  options...............    282,092      77        --          --              --            77
 Deferred stock
  compensation..........        --    1,881     (1,881)        --              --           --
 Stock compensation
  expense...............        --      --         676         --              --           676
 Net loss for the year
  ended December 31,
  1997..................        --      --         --          --         (22,104)     (22,104)
                          ---------  ------    -------         ---       ---------    ---------
Balance at December 31,
 1997...................  2,933,193   1,968     (1,205)          0         (33,899)     (33,136)
 Repurchased restricted
  stock.................   (138,400)     (5)       --          --              --            (5)
 Exercise of stock
  options...............    362,649     106        --          --              --           106
 Issuance of common
  stock warrants........     11,000     110        --          --              --           110
 Stock compensation
  expense...............        --      --         651         --              --           651
 Comprehensive income
  (loss):
 Foreign exchange
  translation gain......        --      --         --            6             --             6
 Net loss for the year
  ended December 31,
  1998..................        --      --         --          --         (44,328)     (44,328)
 Comprehensive loss.....                                                                (44,322)
                          ---------  ------    -------         ---       ---------    ---------
Balance at December 31,
 1998...................  3,168,442   2,179       (554)          6         (78,227)     (76,596)
 Exercise of stock
  options...............    418,022     137        --          --              --           137
 Issuance of common
  stock warrants........     31,250      88        --          --              --            88
 Deferred stock
  compensation..........        --      406       (406)        --              --           --
 Stock compensation
  expense...............        --      --         472         --              --           472
 Comprehensive income
  (loss):
 Foreign exchange
  translation gain......        --      --         --           13             --            13
 Net loss for the year
  ended December 31,
  1999..................        --      --         --          --         (41,967)     (41,967)
                                                                                      ---------
 Comprehensive loss.....                                                                (41,954)
                          ---------  ------    -------         ---       ---------    ---------
Balance at December 31,
 1999...................  3,617,714  $2,810    $  (488)        $19       $(120,194)   $(117,853)
                          =========  ======    =======         ===       =========    =========



                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                  Year Ended December 31,
                                                ------------------------------
                                                  1997       1998       1999
                                                ---------  ---------  --------
Operating activities
Net loss....................................... $(22,104)  $(44,328)  $(41,967)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation and amortization expense........     1,841      2,623     3,035
  Loss on disposal of assets...................       --           8       208
  Stock compensation expense...................       676        651       472
  Reserve for loss on assets...................       425        --        --
  Accrued interest expense on senior notes.....       --       2,704       --
  Debt financing amortization..................       --       2,673     2,321
Noncash warrant expense........................       --         110        88
  Changes in operating assets and liabilities:
    Decrease in accounts receivable............    (1,323)    (2,885)   (5,798)
    Increase (decrease) in inventories.........    (4,080)    (3,849)    3,780
    Increase (decrease) in other assets........       (34)      (502)        8
    Increase (decrease) in accounts payable,
     accrued liabilities, and other
     liabilities...............................       926      7,915    (1,542)
    Increase in other long-term liabilities....       --          (5)      --
    Increase in deferred revenues..............       114         30     1,621
                                                ---------  ---------  --------
Net cash provided by (used in) operating
 activities....................................   (23,559)   (34,855)  (37,774)
Investing activities
Proceeds on sale of assets.....................       --          78       --
Purchases of equipment.........................      (621)    (2,593)   (1,317)
                                                ---------  ---------  --------
Net cash provided by (used in) investing
 activities....................................      (621)    (2,515)   (1,317)
Financing activities
Proceeds from issuance of preferred stock......    19,182      7,190    82,507
Proceeds from issuance of common stock.........        77        101       138
Proceeds from notes payable....................       --      29,000       --
Payments on notes payable......................      (115)      (182)  (31,841)
Principal payments on capital lease
 obligations...................................      (722)    (1,317)   (2,319)
                                                ---------  ---------  --------
Net cash provided by financing activities......    18,422     34,792    48,485
                                                ---------  ---------  --------
Net increase (decrease)in cash.................    (5,758)    (2,578)    9,394
Effect of exchange rate changes on cash........       --           7         8
Cash and cash equivalents at beginning of
 period........................................    19,092     13,334    10,763
                                                ---------  ---------  --------
Cash and cash equivalents at end of period..... $  13,334  $  10,763  $ 20,165
                                                =========  =========  ========
Noncash transactions and supplemental
 disclosures
Capital lease obligations incurred to purchase
 assets........................................ $   2,665  $   3,104  $  1,256
Inventories reclassified to property and
 equipment.....................................       --         171       --
Interest paid..................................       450        596     1,653
Non cash conversion of warrants to preferred
 stock.........................................       --         --        620
Deferred stock compensation....................     1,881        --        406

                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Description of Business

   Metawave Communications Corporation (the "Company") designs, develops, manufactures and markets smart antenna systems for the wireless communications industry. The Company believes that its spectrum management solutions, consisting of smart antenna systems, applications software and engineering services, enable wireless network operators to increase overall network capacity, improve or maintain network quality and reduce network operating costs and better manage network infrastructure. Using its proprietary technologies, the Company has developed systems that address the capacity, coverage and call quality problems faced by wireless network operators.

   On September 2, 1998, the Company formed Metawave International Communications Corporation ("MICC"), a wholly owned Delaware subsidiary. On October 5,1998, the Company formed a Hong Kong subsidiary, Metawave Communications (Asia) Limited, which is now owned by Metawave Communications (Cayman Islands). On December 7, 1998, the Company formed Metawave Communications (Cayman Islands), a wholly owned subsidiary of MICC. On April 2, 1999 Metawave Communications (Cayman Islands) formed a Taiwan subsidiary, Metawave Communications Taiwan Co. Ltd.

Principles of Consolidation and Basis of Presentation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

   In 1998, the Company adopted a 52 week fiscal year ending on the Sunday closest to December 31, 1999. The 1999 fiscal year ends on January 2, 2000, with each of the fiscal quarters representing a 13-week period. For convenience of presentation, all fiscal periods in these financial statements are treated as ending on a calendar month end.

   The Company experienced net losses of $44,328,000 and $41,942,000 for the years ended December 31, 1998 and 1999, respectively. These losses are the result of intense product development efforts and the costs associated with the development of the Company's manufacturing and sales operations. Management believes that the Company will experience substantial losses in 2000, even if commercial sales of the Company's systems continue to grow. Management believes that existing cash, unused credit facilities, and revenues from system sales, will be sufficient to fund operations through 2000. If necessary, management would delay and or curtail planned increases in costs and expenses to meet its liquidity needs.

Foreign Currency Translation

   The functional currency of the Company's foreign subsidiaries is the local currency in the country in which the subsidiary is located. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing during the year. The translation adjustment resulting from this process is shown within accumulated other comprehensive income (loss) as a component of stockholders' equity. Gains and losses on foreign currency transactions are included in the consolidated statement of operations as incurred. To date, gains and losses on foreign currency transactions have not been significant.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from those estimates. The Company has used estimates in determining certain provisions, including the allowance for doubtful accounts receivable, inventory reserves, useful lives for property and equipment, and warranty accruals.

Revenue Recognition

   The Company generates revenues through the sales of smart antenna systems and related installation and optimization services. System revenues are recognized when title to the system and risk of loss has been transferred to the customer and all customer acceptance conditions, if any, have been satisfied, and when collection is probable.

                      METAWAVE COMMUNICATIONS CORPORATION

1. Significant Accounting Policies--(continued)

   Service revenues, generally for installation and optimization, are recognized when the services have been performed and all customer acceptance conditions, if any, have been satisfied. Revenues from maintenance contracts are deferred and recognized ratably over the term of the agreement (which is typically one year). Any billings in excess of revenues are classified as deferred revenues and related systems are recorded as inventory.

Concentration of Credit Risk and Major Customers

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The carrying value of financial instruments approximates market value.

   The Company's customers are primarily wireless network operators in the United States and certain international markets. As such, the Company's primary market is made up of a limited number of customers operating within the same industry, thereby subjecting the Company to business risks associated with potential downturns of the industry. Export sales represented 26.0% of revenues in the year ended December 31, 1999, 23.5% in 1998 and none in 1997. During 1998, one customer, Alltel Communications Inc., represented 88% of the Company's trade accounts receivable. In 1999, two customers, AirTouch Communications Inc. and Grupo Iusacell S.A. de C.V., represented 28% and 53% of the Company's trade accounts receivable, respectively.

   The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves, which to date have not been material, for potential credit losses, and such losses have been within management's expectations.

Net Loss per Share

   Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share reflects the potential dilution of securities by including other common stock equivalents, including stock options and redeemable convertible preferred stock, in the weighted average number of common shares outstanding as if such shares were converted to common stock at the time of issuance. Common stock equivalents, including stock options and warrants, are excluded from the computation as their effect is anti-dilutive. For the periods presented, there is no difference between the basic and diluted net loss per share.

   Pro forma loss per share (unaudited) is computed by dividing net loss by the weighted average number of shares of common stock outstanding and the weighted average number of shares of convertible and redeemable preferred stock outstanding as if such shares were converted to common stock at the time of issuance.

Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. The Company invests with various high-quality institutions and, in accordance with Company policy, limits the amount of credit exposure to any one institution.

   The Company accounts for its marketable securities under the provisions of Statement of Financial Accounting Standards ("SFAS") Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. As of December 31, 1998 and 1999 all marketable securities were cash equivalents and unrealized holdings gains and losses were not significant.

                      METAWAVE COMMUNICATIONS CORPORATION

1. Significant Accounting Policies--(continued)

Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market and consist of purchased parts, subassemblies and finished goods.

Property and Equipment

   Property, equipment and leasehold improvements are recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the related assets for financial statement purposes over estimated useful lives of two to seven years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life.

Warranty

   The Company generally provides a 12 month warranty, which may vary depending upon specific contractual terms, on all systems and records a related provision for estimated warranty costs at the date of sale.

Research and Development Costs

   Research and development costs are expensed as incurred.

Advertising Costs

   Advertising costs are charged to expense as incurred. Advertising expense of $535,000, $692,000 and $1,387,000 was recorded for the years ended December 31, 1997, 1998 and 1999, respectively.

Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123 (refer to Note 6). The Company recognizes compensation expense for options and warrants granted to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Consensus 96-18.

Other Comprehensive Income

   In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in the financial statements. The other comprehensive income
(loss) which the Company currently reports is foreign currency translation adjustments.

Business Segments

   In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for reporting information about operating segments in annual financial

                      METAWAVE COMMUNICATIONS CORPORATION

1. Significant Accounting Policies--(continued)

statements. The Company operates in one segment as a provider of certain wireless telecommunication equipment. SFAS No. 131 also establishes standards for related disclosures about systems and services, geographic areas and major customers. Information related to segment disclosures is contained in Notes 13 and 14.

New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivatives and Hedging Activities, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of this new standard will have a material effect on earnings or the financial position of the Company, but continues to evaluate the impact of SFAS No. 133.

2. Inventories

                                                                   December 31,
                                                                   -------------
                                                                    1998   1999
                                                                   ------ ------
                                                                        (in
                                                                    thousands)
     Purchased parts.............................................. $4,922 $2,251
     Subassemblies................................................  2,332  1,144
     Finished goods...............................................    675    754
                                                                   ------ ------
                                                                   $7,929 $4,149
                                                                   ====== ======

   Purchased parts include purchased components and partially assembled units. Subassemblies primarily represent components that are assembled and ready for final configuration pending the detailed requirements for the specific customer. Finished goods are units representing projects-in-process at customer locations.

                      METAWAVE COMMUNICATIONS CORPORATION

3. Property and Equipment

                                                                 December 31,
                                                                ---------------
                                                                 1998    1999
                                                                ------- -------
                                                                (in thousands)
     Equipment................................................. $ 9,384 $10,100
     Furniture and fixtures....................................     869     976
     Leasehold improvements....................................     920     910
                                                                ------- -------
                                                                 11,173  11,986
                                                                ======= =======

     Accumulated depreciation and amortization................. (4,818)  (6,285)
                                                                ------  -------
                                                                $6,355  $ 5,701
                                                                ======  =======

   Included in property and equipment are assets acquired under capital lease obligations with an original cost of $9,591,000 and $8,920,000 as of December 31, 1998 and 1999, respectively. Accumulated amortization on the leased assets was $3,357,000 and $3,749,000 as of December 31, 1998 and 1999, respectively.

4. Notes Payable

                                                                   December 31,
                                                                   ------------
                                                                    1998   1999
                                                                   ------- ----
                                                                       (in
                                                                    thousands)
Senior Secured Notes, repaid in April 1999........................ $31,704 $--
Note payable to U.S. Bank with monthly payments of $217, maturing
 in July 2000, bearing interest at 11%............................       4  --
Note payable to Comdisco, with monthly payments of $12,126,
 maturing in February 2000, bearing interest at 8%, with a
 residual payment of $50,000 due February 28, 2000, secured by the
 underlying equipment.............................................     202   72
Notes payable to Chrysler Financial with monthly payments
 aggregating $347, bearing interest at 10%........................      15   11
                                                                   ------- ----
                                                                    31,925   83
Less current portion..............................................  31,838   75
                                                                   ------- ----
Long term portion................................................. $    87 $  8
                                                                   ======= ====

Senior Secured Notes

   On April 28, 1998, the Company issued $29.0 million aggregate principal amount of Senior Secured Notes ("Senior Notes"), with a maturity date of April 28, 2000. The Senior Notes accrue interest at 13.75%, payable semiannually at the option of the Company in either additional Senior Notes or cash. In October 1998, the Company issued additional Senior Notes of approximately $2.7 million in connection with the related accrued interest.

   In connection with the Senior Notes, the noteholders received warrants to purchase 537,500 shares of Series D Preferred Stock at $.01 per share. The Company recorded debt issuance fees of approximately $4.3 million related to the estimated fair value of these warrants. The debt issuance fees were amortized over the period during which the Senior Notes were outstanding.

                      METAWAVE COMMUNICATIONS CORPORATION

4. Notes Payable--(continued)

   On December 21, 1998, the Company issued an additional 83,202 warrants at $0.01 per share to the Senior Noteholders in connection with certain antidilution provisions. The fair value of these additional warrants was estimated to be approximately $671,000 which has been amortized over the remaining term of the Senior Notes.

   In April 1999, the Company retired all of the principal and accrued interest on the Senior Notes aggregating $33,124,570. In addition, the warrants issued in connection with the Senior Notes were exercised by the noteholders for an aggregate 620,702 shares of Series D Preferred Stock. Amortization of debt issuance costs, which has been included in interest expense, aggregated $4,170,000 in 1998 and $2,321,000 in 1999.

Line of Credit Agreement

   The Company has a credit facility with a commercial bank. The facility provides for a revolving credit line of $7.5 million to support working capital with a $3.0 million sublimit for issuance of trade-related commercial and standby letters of credit, and expires on March 14, 2000. Outstanding balances on the credit line bear interest at the bank's prime rate (8.5% as of December 31, 1998 and 1999), and are secured by the Company's accounts receivable. At December 31, 1998 and 1999, $2.5 million was outstanding related to the issuance of a standby letter of credit. The Company is required to comply with certain covenants set forth in the line of credit agreement. The Company is currently in compliance with these covenants.

5. Convertible and Redeemable Preferred Stock

   In July 1995, the Company issued 5,500,000 shares of Series A Preferred Stock ("Series A") through a private offering. Proceeds from the financing amounted to $5,500,000, or $1.00 per share.

   In May 1996, the Company issued 2,711,113 shares of Series B Preferred Stock ("Series B") through a private offering. Proceeds from the financing amounted to $9,150,006. An additional 29,630 shares of Series B were issued in November 1996 with proceeds of $100,002, or $3.375 per share.

   In October and November 1996, the Company issued 2,491,880 shares of Series C Preferred Stock ("Series C") through a private offering. Proceeds from the financing amounted to $15,349,980, or $6.16 per share.

   In August 1997, the Company issued 2,397,727 shares of Series D Preferred Stock ("Series D") through a private offering. Proceeds from the financing amounted to $19,181,816, or $8.00 per share.

   In December 1998, the Company issued 898,738 shares of Series E Preferred Stock ("Series E") through a private offering. Proceeds from the initial round of Series E financing amounted to $7,189,904, or $8.00.

   In January 1999, the Company issued 726,264 additional shares of Series E at $8.00 per share with gross proceeds of $5,810,112. In April and June 1999, the Company issued 15,676,153 additional shares of Series E at $5.00 per share with gross proceeds of $78,380,765. Upon issuance of the Series E at $5.00 per share in April, the existing Series E shareholders were issued 974,996 additional Series E shares effectively, adjusting the price per share from $8.00 to $5.00, as a result of certain antidilution provisions.

   Holders of Series A, B, C, D and E have preferential rights to dividends ($.08, $.27, $.49, $.64 and $.40 per share per annum, respectively) when and if declared by the Board of Directors. Dividends are not cumulative until January 1, 2002. The holders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted. Each share of Series A and B is convertible into one share of common stock at the option of the holder. In July 1999, in accordance with

                      METAWAVE COMMUNICATIONS CORPORATION

5. Convertible and Redeemable Preferred Stock--(continued)

certain adjustment provisions of the Amended and Restated Certificate of Incorporation, the Series C, D, and E conversion rate to common stock was amended to 1.30786, 1.44144 and 1.42857, respectively. Each share of preferred stock automatically converts to common stock upon the vote or written consent of the holders of the majority of the shares of Series A, B, C, D and E originally issued or upon the closing of an initial public offering of the Company's common stock at a price of $10 per share from which the aggregate proceeds are not less than $40 million. The conversion rate is subject to adjustment, as provided by the Company's Amended and Restated Certificate of Incorporation.

   In the event of liquidation, the holders of Series A, B, C, D and E have preferential rights to liquidation payments of $1.00, $3.375, $6.16, $8.00 and $5.00 per share, respectively, plus any declared but unpaid dividends. The preferred stock has redemption rights for a six-month period beginning on December 31, 2002 upon the election of at least 50% of the holders. The redemption price is equal to the original purchase price plus any declared but unpaid dividends.

Convertible and Redeemable Preferred Stock Warrants

   In connection with certain leasing agreements, the Company has issued warrants providing for the purchase of 48,750 shares and 16,666 shares of Series A at an exercise price of $2.1875 per share, subject to adjustment as provided in the Warrant Agreements. The Warrant Agreements expire after seven years or 18 months to three years from the effective date of an initial public offering, whichever comes later. During 1996, the Company entered into an additional lease line to the Master Lease Agreement. The new lease included the issuance of a warrant to purchase 19,999 shares of Series B with an exercise price of $4.77. During 1997, the Company entered into an additional lease line to this Master Lease Agreement. The new lease included the issuance of a warrant to purchase 34,090 shares of Series C with an exercise price of $6.16. The value of the warrants, determined using the Black-Scholes valuation model, was recorded as additional debt issuance cost and is being amortized using the interest method over the term of the related Master Lease Agreement. In connection with lease agreements entered into 1998, the Company issued warrants to purchase 4,375 shares of Series D Preferred Stock with an exercise price of $8.00.

6. Stockholders' Equity

Initial Public Offering

   In February 2000, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to offer up to 12,000,000 shares of common stock to the public. In February 2000, the Board of Directors authorized an increase in the capitalization of the Company to 160,000,000 authorized shares with 150,000,000 shares of common stock, par value $.0001 per share and 10,000,000 shares designated as preferred stock, par value $.0001 per share upon the effective date of the Company's public offering. If the offering is consummated under terms presently anticipated, all outstanding shares of redeemable convertible preferred stock will convert into 41,959,418 shares of common stock. Unaudited pro forma stockholders' equity reflects the assumed conversion of the redeemable convertible preferred stock outstanding at December 31, 1999 into common stock.

Stock Repurchases

   On January 10, 1998, the Company repurchased 137,775 shares of common stock from one of its founders for $501 pursuant to the terms of a stock repurchase agreement with the founder. In addition, the Company caused one of its founders to surrender 100,000 shares of common stock in 1996 for no consideration.

   In December 1998, the Company also repurchased 625 shares from one of its employees for $ 5,000.

                      METAWAVE COMMUNICATIONS CORPORATION

6. Stockholders' Equity--(continued)

Stock Option Plans

   The Company's 1995 Stock Option Plan (the "1995 Plan") provides for the granting of incentive stock options and nonqualified stock options to employees, officers, directors and consultants. Options under the 1995 Plan have been granted at fair market value on the date of grant and expire ten years after the date of the grant. Options granted under the 1995 Plan generally become exercisable at the rate of 25% of the total number of shares subject to the option after the first anniversary following the date of grant, with 2.083% vesting monthly thereafter, with all shares becoming fully vested on the fourth anniversary date of the date of grant. The Company has reserved 4,150,000 shares of common stock for issuance under the 1995 Plan.

   In May 1998, the Board of Directors approved the 1998 Stock Option Plan (the "1998 Plan"). Options granted under the 1998 Plan generally vest on the same terms as the 1995 Plan and are exercisable for a period of ten years. On the first trading day of each of the five calendar years beginning in 1999 and ending in 2003, the number of shares reserved for issuance under the 1998 Plan automatically increase by an amount equal to three percent of the Company's outstanding common stock, up to a maximum of 1,000,000 shares in any calendar year, or such lower amount as approved by the Board of Directors. The Company initially reserved 850,000 shares under the 1998 Plan, and was increased to 2,645,053 shares in April 1999 by the Board of Directors.

   In June 1999, the Board of Directors approved the adoption of the Employee Option Incentive Program (the "Incentive Program") under the 1998 Plan. Options granted under the Incentive Program vest five years from the date of grant, however, vesting shall accelerate for 50% of such options upon the effective date of an initial public offering ("IPO") of the Company's shares, and the remaining 50% of the options shall vest upon the twelve-month anniversary of the effective date of the IPO. Options under the Incentive Program were granted at estimated fair value on the date of grant and expire ten years after the date of the grant. The Board of Directors issued 505,000 shares under this program.

   In February 2000, the Board approved the 2000 Employee Stock Purchase Plan
(ESSP), subject to shareholder approval. The Company will implement the ESSP upon the effective date of the Registration Statement on Form S-1 for the initial public offering and continue until April 30, 2020. The ESSP, subject to certain limitations, permits eligible employees of the Company to purchase common stock through payroll deductions of up to 15% of their compensation. The Company has authorized the issuance of up to 350,000 shares of common stock under the ESSP, plus an automatic annual increase, to be added on the first day of the fiscal year beginning in 2001, equal to the lesser of 400,000 shares, 1% of the common stock outstanding on the last day of the preceding fiscal year, or a lesser number of shares as determined by the Board of Directors.

   The 1998 Directors' Stock Option Plan (Directors' Plan) was adopted by the Board of Directors in February 1998 and approved by the stockholders on April 20, 1998. A total of 300,000 shares of common stock have been reserved for issuance under the Directors' Plan. The Directors' Plan provides for discretionary grants of nonstatutory stock options to nonemployee directors of the Company. Following the effectiveness of an initial public offering of the Company's common stock, the Plan provides automatic formula based grants to the nonemployee directors. In February 2000, the Board of Directors amended the Directors' Plan, subject to shareholders approval. The amended plan becomes effective upon the effectiveness of the initial public offering. An automatic grant is made to each non-employee director who joins the Board after the closing of the initial public offering for an option to purchase 25,000 shares of common stock. Additionally, at each annual shareholder meeting, each non-employee director is granted an additional option to purchase 10,000 shares of common stock provided that the director continues serving on the Board and has served as a

                      METAWAVE COMMUNICATIONS CORPORATION

6. Stockholders' Equity--(continued)

director six months prior to grant date. The amended Directors' Plan increases the issuance of options under the plan to 700,000. Initial options granted under the directors' plan to new nonemployee directors following the IPO will vest as to 25% of the shares underlying the option on the first anniversary of the date of the option grant and as to 1/48th of the shares each month after the first anniversary so that these options will be fully vested on the fourth anniversary of the grant date. Options granted to our nonemployee directors at the time of each annual stockholders meeting following this offering will vest as to 1/36th of the shares underlying the option so that these options will be fully vested on the third anniversary of the grant date. The exercise price of all stock options granted under the Directors' Plan shall be equal to the estimated fair value of a share of the Company's common stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years.

   Deferred stock compensation is calculated as the difference between the exercise price and the deemed fair value of the Company's common stock at the date of grant. The deferred stock compensation is amortized over the vesting period of the related options. In 1997 and 1999, deferred stock compensation of $1,881,282 and $406,224 was recorded for options granted under the various stock option plans. Amortized stock compensation of $676,000, $651,000 and $472,000 was recorded during each of the years ended December 31, 1997, 1998 and 1999, respectively.

   In January and February 2000, the Company granted 743,689 additional stock options for common stock. In connection with these grants, the Company has recorded approximately, $1,319,000 of additional deferred stock compensation in the first quarter of year 2000.

   Had the stock compensation expense for the Company's stock option plan been determined based on the estimated fair value using the minimum value option pricing model at the date of grant, the Company's net loss would have been increased to these pro forma amounts (in thousands):

                                                     1997      1998      1999
                                                   --------  --------  --------
   Net loss:
     As reported.................................. $(22,104) $(44,328) $(41,967)
     Pro forma....................................  (22,109)  (44,728)  (42,968)

   Basic and diluted net loss per share:
     As reported..................................   (11.59)   (14.59)   (12.52)
     Pro forma....................................   (11.59)   (14.72)   (12.82)

   The fair value for these options was estimated at the date of grant using minimum value option pricing models that take into account: (1) the estimated fair value of the common stock at the grant date, (2) the exercise prices, (3) a one-year expected life beyond the vest date, (4) no dividends, and (5) a risk-free interest rate of between 5.42% and 6.43% during 1996 through 1999 over the expected life of the options. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on pro forma net income for future years because the amounts above include only the amortization for the fair value of 1997, 1998 and 1999 grants.

                      METAWAVE COMMUNICATIONS CORPORATION

6. Stockholders' Equity--(continued)

   A summary of the Company's stock option activity and related information follows:

                           December 31, 1997    December 31, 1998     December 31, 1999
                          -------------------- --------------------- ---------------------
                                     Weighted-             Weighted-             Weighted-
                                      Average               Average               Average
                                     Exercise              Exercise              Exercise
                           Options     Price    Options      Price    Options      Price
                          ---------  --------- ----------  --------- ----------  ---------
Outstanding at beginning
 of period..............  1,942,854    $ .24    3,148,794    $.79     3,797,994    $3.04
  Granted at deemed fair
   value................    671,983     1.95    2,217,820    8.68     1,970,405     4.12
  Granted at above
   deemed fair value....        --                                       25,000     4.50
  Granted at below
   deemed fair value....  1,359,285      .68          --      --         91,700     3.50
  Canceled..............   (543,236)     .29   (1,205,971)   8.37    (1,139,135)    4.35
  Exercised.............   (282,092)     .27     (362,649)    .29      (418,022)     .33
                          ---------            ----------            ----------
Outstanding at end of
 period.................  3,148,794      .79    3,797,994    3.04     4,327,942     3.50
                          =========            ==========            ==========
Exercisable at end of
 period.................  2,140,002      .97    3,320,932    3.42     4,255,854     3.55
                          =========            ==========            ==========
Weighted-average fair
 value of options
 granted during the
 period:
    Granted at value....                1.95                 8.56                   8.47
    Granted at below
     value..............                1.89                  --                     --

   The following information is provided for options outstanding and exercisable at December 31, 1999:

                          Outstanding                          Exercisable
              -----------------------------------------   -------------------------
                                            Average
                            Weighted-      Remaining                    Weighted-
 Range of                    Average      Contractual                    Average
 Exercise     Number of     Exercise         Life         Number of     Exercise
  Price        Options        Price         (Years)        Options        Price
----------    ---------     ---------     -----------     ---------     ---------
$0.10-0.35      342,616       $0.17          6.12           321,662       $0.16
 0.62-1.20    1,166,543        0.64          7.48         1,115,409        0.64
 2.00-3.36      842,925        2.82          9.02           842,925        2.82
 3.50-4.50      982,762        4.41          8.96           982,762        4.41
 5.00-8.00      993,096        7.69          8.06           993,096        7.69
              ---------                                   ---------
              4,327,942        3.50          8.47         4,255,854        3.55
              =========                                   =========

   Stock options available for future grants under the Company's stock option plans total 1,704,348 as of December 31, 1999.

Common Stock Warrants

   During 1999, the Company entered into an additional leasing agreement. The new lease included the issuance of a warrant to purchase 31,250 shares of common stock with an exercise price of $4.50. The value of the warrants, determined using the Black-Scholes valuation model, was recorded as additional interest expense over the term of the lease agreement.

                      METAWAVE COMMUNICATIONS CORPORATION

6. Stockholders' Equity--(continued)

Common Shares Reserved for Future Issuance

   The Company has reserved shares of common stock as follows:

                                                                    December 31,
                                                                        1999
                                                                    ------------
     Stock options outstanding.....................................   4,327,942
     Stock option available for future grant.......................   2,767,111
                                                                     ----------
                                                                      7,095,053
     Conversion of:
       Series A Preferred Stock....................................   5,500,000
       Series B Preferred Stock....................................   2,740,743
       Series C Preferred Stock....................................   3,259,030
       Series D Preferred Stock....................................   4,350,884
       Series E Preferred Stock....................................  26,108,761
                                                                     ----------
                                                                     41,959,418
     Convertible redeemable preferred stock warrants...............     136,306
     Common stock warrants.........................................      31,250
                                                                     ----------
                                                                     49,222,027
                                                                     ==========

7. Income Taxes

   As of December 31, 1999, the Company had federal net operating loss carryforwards (NOL) of approximately $107.5 million and research and development tax credit carryforwards of approximately $1.9 million. The federal net operating loss carryforwards will begin to expire in the year 2009 if not utilized. As a result of changes in ownership coincident with the recent equity financing, the utilization of a portion of the net operating loss carryforward will be limited, pursuant to Section 382 of the Internal Revenue Code of 1986, as amended. Approximately $83.1 million of the NOL is limited to approximately $4.0 million per year. The remaining NOL is not subject to limitation as of December 31, 1999.

                      METAWAVE COMMUNICATIONS CORPORATION

7. Income Taxes--(continued)

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance equal to the deferred tax assets due to the uncertainty of realizing the benefits of the assets. Significant components of the Company's deferred tax assets are as follows:

                                                              December 31,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
                                                             (in thousands)
     Deferred tax liabilities:
     Prepaid assets........................................ $     47  $     57

     Deferred tax assets:
       Net operating loss carryforwards....................   22,664    36,146
       Research and development tax credit carryforwards...      --      1,872
       Accrued compensation................................      380       335
       Fixed assets........................................       90       175
       Accrued expenses and reserves.......................    1,146     2,195
       Deferred revenues...................................       --       564
       Stock compensation..................................       80        82
                                                            --------  --------
     Total deferred tax assets.............................   24,360    41,369
                                                            --------  --------
                                                              24,313    41,312
     Less valuation reserve................................  (24,313)  (41,312)
                                                            --------  --------
     Net deferred taxes.................................... $    --   $    --
                                                            ========  ========

8. Commitments

   The Company leases its facilities under noncancelable operating lease agreements that expire on various dates through 2005. The Company leases certain equipment under noncancelable capital leases that expire on various dates through 2002.

   In June 1998, the Company moved into a new building. The lease on this building expires on May 31, 2005. The Company, at its option, may extend the term of this lease for two successive periods of five years each. The option must be elected 12 months prior to the expiration of the initial lease term. In connection with this arrangement, the Company has issued letters of credit to the landlord aggregating $2.5 million.

                      METAWAVE COMMUNICATIONS CORPORATION

8. Commitments--(continued)

   Following is a summary of future minimum payments under capital leases and operating leases, including the principal facility, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1999 (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
     2000..................................................... $3,015   $ 2,001
     2001.....................................................  2,238     2,089
     2002.....................................................    620     1,969
     2003.....................................................    --      2,108
     2004 and thereafter......................................    --      2,867
                                                               ------   -------
                                                                5,873   $11,034
                                                                        =======
     Less interest............................................    645
                                                               ------
                                                                5,228
     Less current portion.....................................  2,322
                                                               $2,906
                                                               ======

   Rental expense for operating leases was $667,939, $1,304,007 and $2,041,328 for the years ended December 31, 1997, 1998 and 1999, respectively.

   The Company entered into agreements with certain leasing companies to provide up to $3.0 million in 1997, $3.5 million in December 31, 1998 and $3.0 million at December 31, 1999 of financing to allow the Company to lease additional equipment. Pursuant to these agreements, equipment leases would generally have a term of three years and an implicit interest rate of 7.25% in 1997, 14.5% at December 31, 1998 and 12.25% at December 31, 1999. The leases are secured by the underlying equipment. In connection with these lease agreements, warrants were issued to purchase preferred stock (see Note 5).

9. Net Loss Per Share

   Basic and diluted loss per share is calculated using the average number of shares of common stock outstanding. The effect of stock options, warrants and convertible and redeemable preferred stock have not been included in the calculation of diluted net loss per share as their effect is antidilutive. Pro forma basic and diluted loss per share is computed on the basis of the average number of shares of common stock outstanding plus the effect of convertible preferred shares as if such shares were converted to common stock at the time of issuance as follows:

                                                   Year ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
                                                  (In thousands, except per
                                                         share data)
   Net loss (A).................................  $(22,104) $(44,328) $(41,967)
                                                  ========  ========  ========
   Weighted average outstanding:
     Common stock (B)...........................     1,907     3,039     3,352
     Convertible and redeemable preferred
      stock.....................................     8,169    13,205    31,303
                                                  --------  --------  --------
   Pro forma weighted average shares outstanding
    (C) ........................................    10,076    16,243    34,655
                                                  ========  ========  ========
   Basic and diluted net loss per share (A/B)...  $ (11.59) $ (14.59) $ (12.52)
                                                  ========  ========  ========
   Pro forma net loss per share (A/C)...........  $  (2.19) $  (2.73) $  (1.21)
                                                  ========  ========  ========

                      METAWAVE COMMUNICATIONS CORPORATION

10. Retirement Plans

   The Company has a salary deferral 401(k) plan for its employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows the Company to make a matching contribution, subject to certain limitations. To date, the Company has made no contributions to the plan.

11. Related-Party Transactions

   In October 1997, the Board authorized a secured loan of $162,500 and an unsecured loan of $75,000 to the Company's former Chief Financial Officer ("CFO"). Both loans bear interest at 5.5%. The secured loan was payable in full on October 28, 2002, or earlier, based upon certain events specified in the agreement. Under the original terms of the unsecured loan, $50,000 of the principal amount of the loan was to be forgiven over a three-year period provided that the CFO remained employed with the Company, with the remaining balance of $25,000 plus interest due on the earlier of October 22, 2000 or the date on which his employment terminated. In accordance with the loan agreement, a total of $16,665 was forgiven in 1998 and was expensed as compensation.

   The CFO resigned from the Company in January 1999. The Board authorized an extension of due dates on the secured loan of $162,500 and the unsecured loan and accrued interest balance of $62,460 to the earlier of January 30, 2000, or 190 days after an IPO of the Company. The Board authorized an amendment to the Security Agreement securing the obligations of the former CFO under the secured and unsecured promissory notes that provide for an acceleration of the notes based upon certain events specified in the Agreement. These notes were repaid in full in February 2000.

   Powerwave Technologies, Inc. ("Powerwave"), whose chief executive officer is a director of the Company, is the Company's sole supplier of linear power amplifiers, a component in the Company's systems. Pursuant to a manufacturing agreement with Powerwave (which agreement was approved by a majority of the Company's disinterested directors), Powerwave will manufacture and sell to the Company 100% of the Company's requirements for linear power amplifiers that Powerwave manufactures. The initial term of the agreement is 18 months with an automatic 18-month extension, unless either party otherwise terminates the agreement. The Company's purchases from Powerwave totaled $2,203,217, $8,047,401 and $6,427,026 in 1997, 1998, and 1999, respectively.

   In December 1997, the Company determined that it would discontinue the Company's Network Services division. In March 1998, the Company sold the assets of this division for an aggregate purchase price of $78,000 to Advanced Wireless Engineering ("AWE"), a company that was majority-owned by an individual who at that time was the Company's Vice President, Network Services. This individual resigned from the Company in March 1998 to run AWE on a full-time basis.

12. Revenues and Operations

   In December 1997, the Company determined that it would discontinue the Network Services division. Accordingly, the carrying value of these fixed assets has been adjusted to net realizable value, thereby resulting in an impairment loss of $200,000, which is included in other expenses in the accompanying 1997 Statement of Operations. These assets were sold in March 1998. Included in revenues for the year ended December 31, 1997 and 1998 were revenues of $1,450,000 and $200,000 respectively, relating to the Network Services division and the cost of revenues were $1,728,000 and $242,000, respectively.

   In June 1998, in connection with certain patent licenses, the Company paid $250,000 in cash and issued 11,000 common stock warrants for an aggregate amount of $360,000. The common stock warrants had an

                      METAWAVE COMMUNICATIONS CORPORATION

12. Revenues and Operations--(continued)

exercise price of $.01 per share and were immediately exercised. The value of these warrants, using the Black-Scholes valuation model, of $110,000 and cash of $250,000 was recorded as research and development expense in 1998.

   Revenues from customers representing more than 10% of annual sales in each year were as follows:

                                                         Year Ended December 31,
                                                         -----------------------
                                                          1997    1998    1999
                                                         ------- ------- -------
     AirTouch Communications, Inc.......................   27.0%     --      --
     Alltel Communications Inc. ........................     --    61.8%   44.8%
     Cox Communications Inc. ...........................   63.0%     --      --
     GTE Wireless.......................................     --    13.4%     --
     Grupo Iusacell S.A. de C.V. .......................     --      --    26.0%
     OJSC St. Petersburg Telecom........................     --    13.4%     --
     Southwestco Wireless...............................     --      --    20.9%
     Telfonica Servicios Moveles S.A. ..................     --    10.1%     --

13. International Operations

   Metawave sells its smart antenna systems and services throughout the world, and operates in a single industry segment. While certain expenses for sales and marketing activities are incurred in various geographical regions, substantially all of Metawave's assets are located and the majority of its operating expenses are incurred at its corporate headquarters. Revenue information by geographic region is the only segment information presented as follows:

                                                           Year Ended December
                                                                   31,
                                                          ----------------------
                                                           1997   1998    1999
                                                          ------ ------- -------
                                                              (in thousands)
     United States....................................... $1,450 $12,233 $16,717
     Rest of World.......................................    --    3,758   5,879
                                                          ------ ------- -------
     Total............................................... $1,450 $15,991 $22,596
                                                          ====== ======= =======

Map of the world depicting customer deployments by commercial sales and field trials

                                [METAWAVE LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market Listing Fee.

                                                                       Amount
                                                                     ----------
                                                                     To Be Paid
                                                                     ----------
   SEC Registration Fee............................................. $   22,770
   NASD Filing Fee..................................................      9,125
   Nasdaq National Market Listing Fee...............................      1,000
   Printing Fees and Expenses.......................................    200,000
   Legal Fees and Expenses..........................................    300,000
   Accounting Fees and Expenses.....................................    200,000
   Blue Sky Fees and Expenses.......................................      5,000
   Transfer Agent and Registrar Fees................................     10,000
   Miscellaneous....................................................    252,105
                                                                     ----------
     Total.......................................................... $1,000,000
                                                                     ==========

Item 15. Recent Sales of Unregistered Securities

   (a) Since January 1, 1997, we have issued and sold (without payment of any selling commission to any person except as noted below) the following unregistered securities (as adjusted to reflect the automatic conversion of our outstanding preferred stock into common stock upon completion of this offering):

     (1) In August 1997, we issued and sold shares of Series D preferred stock convertible into an aggregate of 3,456,180 shares of common stock to 22 investors for an aggregate purchase price of $19,181,865.

     (2) In April and June 1999, we issued and sold shares of Series E Preferred Stock convertible into an aggregate of 26,108,761 shares of common stock to 25 investors for an aggregate purchase price of $91,380,781. We paid an aggregate of $1,650,322.17 in commissions in connection with the sale of Series E preferred stock.

     (3) We issued to an equipment lease provider in June 1997, a warrant to purchase shares of Series C preferred stock convertible into 44,584 shares of common stock for an aggregate purchase price of $209,994.

     (4) In April 1998, we issued an aggregate principal amount of $29.0 million 13.75% Senior Secured Bridge Notes due April 28, 2000 to certain institutional investors. In connection with the issuance of such notes, we issued warrants to purchase shares of Series D preferred stock convertible into 542,335 shares of common stock for an aggregate purchase price of $5,375. We paid an aggregate of $1,450,000 in commissions in connection with the issuance of the Senior Secured Bridge Notes.

     (5) In May 1998, we issued to an equipment lease provider a warrant to purchase shares of Series D preferred stock convertible into 6,306 shares of common stock for an aggregate purchase price of $35,000.

     (6) In June 1998, in connection with certain patent licenses, we issued the licensor a warrant to purchase 7,700 shares of common stock for an aggregate purchase price of $110. Such licensor subsequently exercised the warrant and purchased 7,700 shares of common stock for an aggregate purchase price of $110.

     (7) In May 1999, we issued to an equipment lease provider a warrant to purchase 31,250 shares of common stock for an aggregate purchase price of $140,625.

     (8) As of December 31, 1999, an aggregate of 1,062,763 shares of common stock had been issued upon exercise of options under our stock option plans.

   (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

   The issuances described in Items 15(a)(1) through 15(a)(7) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about the Registrant. The issuances described in Items 15(a)(8) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701. In addition, such issuances were deemed to be exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

  1.1*   Underwriting Agreement.

  3.1    Certificate of Incorporation of the Registrant.

  3.2    Bylaws of the Registrant.

  3.3*   Form of Amended and Restated Certificate of Incorporation of the
         Registrant, to be effected prior to the effective date of the offering.

  3.4*   Form of Amended and Restated Certificate of Incorporation of the
         Registrant, to be filed and effective upon completion of this offering.

  5.1*   Opinion of Venture Law Group, A Professional Corporation.

 10.1    Form of Indemnification Agreement.

 10.2*   1995 Stock Option Plan, as amended.

 10.3*   1998 Stock Option Plan, as amended.

 10.4    2000 Employee Stock Purchase Plan.

 10.5*   1998 Amended and Restated Director Stock Option Plan.

 10.6    Series E Preferred Stock Purchase Agreement dated April 28, 1999.

 10.7    Fifth Amended and Restated Investors Rights Agreement dated April 28,
         1999 by and among the Registrant and certain holders of the Registrant's capital stock.

 10.8+ Lease for Willow Creek Corporate Center dated September 29, 1997 by and between the Registrant and Carr America Realty Corporation.

 10.9+ Purchase Agreement dated March 4, 1998 by and between the Registrant and ALLTEL Supply Inc.

 10.10   Loan Agreement dated October 14, 1997 by and between Registrant and
         Imperial Bank, and amendments thereto.

 10.11+  Manufacturing Agreement between the Registrant and Powerwave
         Technologies, Inc. dated as of September 3, 1998.


 10.12+   Purchase Agreement between the Registrant and GTE Wireless
          Incorporated dated as of September 8, 1998.

 10.13+   Technical Cooperation Agreement between the Registrant and Shanghai
          Telecom dated as of December 17, 1998.

 10.14+*  Purchase Agreement between the Registrant and Southwestco Wireless,
          L.P. dated as of February 24, 1999.

 10.15+   Value Added Reseller Agreement between the Registrant and CommVerge
          Solutions (Asia), Inc. dated as of December 4, 1999.

 10.16+   Distribution Agreement between the Registrant and SeeNode Co., Ltd.
          dated as of February 10, 2000.

 10.17+   Purchase Agreement between the Registrant and AirTouch Support
          Services, Inc. dated as of January 1, 2000.

 10.18+* Purchase Agreement between the Registrant and Grupo IUSACELL S.A., de C.V. dated as of December 17, 1999.

 10.19+   Purchase Agreement between the Registrant and Cellco, L.P., dba Bell
          Atlantic dated as of December 20, 1999.

 10.20    Employment Agreement with Mr. Douglas O. Reudink dated July 7, 1995.

 10.21    Employment Agreement with Mr. Robert H. Hunsberger dated July 27,
          1997.

 10.22    Employment Agreement with Mr. Andy Merrill dated July 12, 1999.

 10.23    Employment Agreement with Mr. Richard Henderson dated October 29,
          1997.

 10.24    Employment Agreement with Mr. Victor K. Liang dated July 23, 1998.

 21.1     Subsidiaries of the Registrant.

 23.1     Consent of Ernst & Young LLP, Independent Auditors.

 23.2     Consent of Counsel (included in Exhibit 5.1).

 24.1     Power of Attorney (see page II-4).

 27.1     Financial Data Schedule.

 99.1     Report of Ernst & Young LLP, Independent Auditors on Financial
          Statement Schedule.

 99.2     Financial Statement Schedule.

--------
*To be filed by subsequent amendment.
+ Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406.

   (b) Financial Statement Schedules

   The following financial statement schedule is filed herewith:

   Schedule II--Valuation and Qualifying Accounts (see Exhibit 99.2).

   Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on February 16, 2000.

                                        METAWAVE COMMUNICATIONS CORPORATION

                                              /s/ Robert H. Hunsberger
                                          By: _________________________________
                                              Robert H. Hunsberger
                                              President and Chief Executive
                                              Officer

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Robert H. Hunsberger and John R. Schaller, and each of them, as his or her attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to this Offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

             Signature                            Title                      Date
             ---------                            -----                      ----

 /s/ Robert H. Hunsberger           President, Chief Executive         February 16, 2000
 _________________________________   Officer and Director (Principal
 Robert H. Hunsberger                Executive Officer)

 /s/ John R. Schaller               Controller (Principal Financial    February 16, 2000
 _________________________________   and Accounting Officer)
 John R. Schaller

 /s/ Douglas O. Reudink             Chief Technical Officer and        February 16, 2000
 _________________________________   Chairman of the Board of
 Douglas O. Reudink                  Directors

 /s/ Bandel L. Carano               Director                           February 16, 2000
 _________________________________
 Bandel L. Carano

 /s/ Bruce C. Edwards               Director                           February 16, 2000
 _________________________________
 Bruce C. Edwards

 /s/ David R. Hathaway              Director                           February 16, 2000
 _________________________________
 David R. Hathaway

 /s/ Scot B. Jarvis                 Director                           February 16, 2000
 _________________________________
 Scot B. Jarvis

 /s/ Jennifer Gill Roberts          Director                           February 16, 2000
 _________________________________
 Jennifer Gill Roberts

 /s/ David A. Twyver                Director                           February 16, 2000
 _________________________________
 David A. Twyver

                               INDEX TO EXHIBITS

 Exhibit
   No.                                Description
 -------                              -----------
  1.1*    Underwriting Agreement.

  3.1     Certificate of Incorporation of the Registrant.

  3.2     Bylaws of the Registrant.

  3.3*    Form of Amended and Restated Certificate of Incorporation of the
          Registrant, to be effected prior to the effective date of the offering.

  3.4*    Form of Amended and Restated Certificate of Incorporation of the
          Registrant, to be filed and effective upon completion of this offering.

  5.1*    Opinion of Venture Law Group, A Professional Corporation.

 10.1     Form of Indemnification Agreement.

 10.2*    1995 Stock Option Plan, as amended.

 10.3*    1998 Stock Option Plan, as amended.

 10.4     2000 Employee Stock Purchase Plan.

 10.5*    1998 Amended and Restated Director Stock Option Plan.

 10.6     Series E Preferred Stock Purchase Agreement dated April 28, 1999.

 10.7     Fifth Amended and Restated Investors Rights Agreement dated April
          28, 1999 by and among the Registrant and certain holders of the Registrant's capital stock.

 10.8+ Lease for Willow Creek Corporate Center dated September 29, 1997 by and between the Registrant and Carr America Realty Corporation.

 10.9+ Purchase Agreement dated March 4, 1998 by and between the Registrant and ALLTEL Supply Inc.

 10.10    Loan Agreement dated October 14, 1997 by and between Registrant and
          Imperial Bank, and amendments thereto.

 10.11+   Manufacturing Agreement between the Registrant and Powerwave
          Technologies, Inc. dated as of September 3, 1998.

 10.12+   Purchase Agreement between the Registrant and GTE Wireless
          Incorporated dated as of September 8, 1998.

 10.13+   Technical Cooperation Agreement between the Registrant and Shanghai
          Telecom dated as of December 17, 1998.

 10.14+*  Purchase Agreement between the Registrant and Southwestco Wireless,
          L.P. dated as of February 24, 1999.

 10.15+   Value Added Reseller Agreement between the Registrant and CommVerge
          Solutions (Asia), Inc. dated as of December 4, 1999.

 10.16+   Distribution Agreement between the Registrant and SeeNode Co., Ltd.
          dated as of February 10, 2000.

 10.17+   Purchase Agreement between the Registrant and AirTouch Support
          Services, Inc. dated as of January 1, 2000.

 10.18+ Purchase Agreement between the Registrant and Grupo IUSACELL S.A., de C.V. dated as of December 17, 1999.

 Exhibit
   No.                                Description
 -------                              -----------
 10.19+   Purchase Agreement between the Registrant and Cellco, L.P., dba Bell
          Atlantic dated as of December 20, 1999.

 10.20    Employment Agreement with Mr. Douglas O. Reudink dated July 7, 1995.

 10.21    Employment Agreement with Mr. Robert H. Hunsberger dated July 27,
          1997.

 10.22    Employment Agreement with Mr. Andy Merrill dated July 12, 1999.

 10.23    Employment Agreement with Mr. Richard Henderson dated October 29,
          1997.

 10.24    Employment Agreement with Mr. Victor K. Liang dated July 23, 1998.

 21.1     Subsidiaries of the Registrant.

 23.1     Consent of Ernst & Young LLP, Independent Auditors.

 23.2     Consent of Counsel (included in Exhibit 5.1).

 24.1     Power of Attorney (see page II-4).

 27.1     Financial Data Schedule.

 99.1     Report of Ernst & Young LLP, Independent Auditors on Financial
          Statement Schedule.

 99.2     Financial Statement Schedule.

--------
*To be filed by subsequent amendment.
+ Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406.